As filed with the Securities and Exchange Commission on January 31, 2005

Registration No. 333-121001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ExlService Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	541990	82-0572194
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

350 Park Avenue

New York, New York 10022

(212) 277-7100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Vikram Talwar

Chief Executive Officer

ExlService Holdings, Inc.

350 Park Avenue

New York, New York 10022

(212) 277-7100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Kenneth M. Schneider, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Amit Shashank, Esq. General Counsel and Vice President ExlService Holdings, Inc. 350 Park Avenue New York, New York 10022 (212) 277-7100	Janet L. Fisher, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1) (2)	Amount of registration fee (3)
Common Stock, par value $0.001	$75,000,000	$9,503

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.
(2)	Including additional shares of common stock which may be purchased by the underwriters at their option.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 31, 2005.

            Shares

ExlService Holdings, Inc.

Common Stock

This is an initial public offering of                      shares of common stock of ExlService Holdings, Inc., all of which are being offered by us.

Prior to this offering, there has been no public market for the common stock. We currently estimate that the initial public offering price per share will be between $                      and $                     per share. We have applied to have our common stock quoted on the Nasdaq National Market under the symbol “EXLS.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commission	$	$
Proceeds, before expenses	$	$

To the extent that the underwriters sell more than                      shares of our common stock, they have the option to purchase up to an additional                      shares from us at the public offering price less the underwriting discount. Up to 5% of the shares offered hereby have been reserved for sale at the initial public offering price to specified persons under our directed share program.

The underwriters expect to deliver the shares to purchasers against payment in New York, New York on                     , 2005.

Citigroup	Goldman, Sachs & Co.

Merrill Lynch & Co.	Thomas Weisel Partners LLC

Prospectus dated                     , 2005.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

Until                     , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties, and industry and general publications. The information contained in the June 2003 Gartner Inc. Dataquest Report on BPO entitled “India Will Generate $13.8 Billion From Offshore BPO Exports in 2007” (the “Gartner Report”) represents Gartner’s estimates.

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PROSPECTUS SUMMARY

This summary highlights all material information about us and this offering, but does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements.”

The Company

Our Business

We are a leading provider of offshore business process outsourcing solutions, primarily serving the needs of Global 1000 companies in the banking, financial services and insurance segment. Business process outsourcing involves the transfer of management and execution of one or more business processes or entire business functions to an external provider. We generated revenues of $43.1 million for the nine months ended September 30, 2004 compared to $19.0 million for the nine months ended September 30, 2003, representing an increase of 126.8%. We were first profitable in the three months ended September 30, 2003. Substantially all of our revenues for the nine months ended September 30, 2004 were generated by long-term contracts having initial terms ranging from three to seven years. Our two contracts with our largest client, representing 52.2% of our revenues for the nine months ended September 30, 2004, have initial terms that run through 2007 and 2009, respectively.

We combine in-depth knowledge of the banking, financial services and insurance segment with proven expertise in providing integrated business process outsourcing solutions and managing large-scale processes for our U.S. and U.K.-based clients. We have successfully transferred more than 140 processes covering a broad array of products and services from 11 clients to our operations centers. Of these, all but a few were processes for eight clients in the banking, financial services and insurance industry and the remainder were specialized customer support processes for three clients in other industries. In the insurance industry, our service offerings include insurance claims processing, opening, issuing and servicing policies, agency management and premium administration for life, property and casualty insurers. In the banking and financial services industry, our service offerings include collections, cash management, loan servicing and customer support for mortgage banks, retail banks and consumer finance companies. We also offer technical support solutions and specialized advisory services to our clients, including identifying opportunities for business process outsourcing and outsourcing solutions, developing processes and providing business risk compliance services.

Our largest clients are Norwich Union (an Aviva company) and Dell (including Dell Financial Services). Other clients include Allianz, Deloitte & Touche, IndyMac Bank FSB, Prudential Financial Inc., one of the three largest U.S. insurance companies and one of the three largest U.S. banks. Our operations centers are located in India, which enables us to leverage India’s large talent pool of highly qualified and educated English-speaking technical professionals, who are able to handle complex processes that require functional skills and industry expertise. By basing our operations in India, we believe we can offer consistently high quality services at substantially lower costs than those available from in-house facilities or U.S. or U.K.-based outsourcing providers. Our total number of employees, substantially all of whom are based in India, has grown from 1,827 as of December 31, 2002 to 4,551 as of September 30, 2004.

Our Industry

Business process outsourcing service providers work with clients to develop and deliver business process innovations that transform their businesses or deliver higher performance at lower costs. Outsourcing of business processes is a long-term strategic commitment for companies that, once implemented, is generally not subject to cyclical spending or information technology budget reductions. Organizations in the banking, financial services and insurance segment, in particular, outsource their key business processes to third parties to reduce costs, improve process quality, handle increased transaction volumes and ensure redundancy. Increased global demand, cost improvements in international communications and the automation of many business services have created a significant opportunity for offshore business process service providers. The effective use of offshore personnel can offer a variety of benefits, including lower costs and a large pool of highly qualified employees. As a result, many companies are moving selected office processes to providers with the capacity to perform these functions from overseas locations. According to the Gartner Report, offshore business process outsourcing services are expected to generate revenues of $3.0 billion in 2004, which revenues are expected to grow to $24.2 billion in 2007, a compound annual growth rate of 100.6%. The Indian business process outsourcing industry is expected to generate revenues of approximately $2.0 billion in 2004 or 67.0% of the total offshore business process outsourcing market, which revenues are expected to grow to an estimated $13.8 billion by 2007, a compound annual growth rate of 90.4%.

EXL’s Competitive Strengths and Business Strategy

Competitive Strengths

We believe we have a number of competitive strengths, including:

Deep and Comprehensive Processing Experience Within the Banking, Financial Services and Insurance Segment.    With substantially all of our revenues derived from the banking, financial services and insurance segment, we have gained a deep understanding of that segment, especially in complex back-office processing functions. Our expertise stems from our early association with Conseco Inc. (“Conseco”) and has allowed us to provide a full range of high-value solutions to our clients.

Long-term Client Relationships that Result in a High Level of Recurring and Predictable Revenues.    A substantial majority of our business is under long-term contracts with initial terms ranging from three to seven years. Our two contracts with our largest client, representing 52.2% of our revenues for the nine months ended September 30, 2004, can only be terminated for cause during their initial terms which expire in 2007 and 2009, while our other clients can terminate their contracts with us without cause during their initial terms. This provides us with relatively predictable and recurring revenues and reduces our sales and marketing costs relative to project-based service providers.

Strong Focus on Operations Management and Process Excellence.    Our ability to deliver continuous process improvements and our reputation for superior service delivery have proven to be a strong competitive advantage when developing new client relationships. We use well-known business improvement techniques, including Six Sigma methodology, and continuous incremental improvement, or Kaizen, initiatives, and have developed proprietary tools to identify and continue to deliver process improvements for our clients. We have been awarded an ISO 9001:2000 certification for quality assurance and a BS7799 certification for information security, demonstrating our high standards for quality and information security.

Robust Infrastructure that Can Be Readily Expanded to Meet the Needs of Our Clients.    We have built a state-of-the-art technological and telecommunications infrastructure, and have invested in employee recruitment, training and retention, which enables us to consistently meet or exceed the growing needs of our clients.

Experienced Management Team With a Significant Equity Stake.    We pride ourselves on the strength and depth of our management and their continued commitment to our ongoing success. Our top 28 senior managers at or above the level of vice president have an average of approximately ten years of experience in the banking, financial services and insurance segment and extensive working experience with the business practices of multinational corporations. In addition, 16 members of our senior management team have purchased and hold a significant equity stake in our company.

Competitive Weaknesses

As further described in “Risk Factors” beginning on page 10 of this prospectus, our operations face a number of risks. For example, our revenues depend substantially on two clients and a few industries. In addition, wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin. Furthermore, if the business process outsourcing industry does not develop in ways that we currently anticipate due to negative public reaction in the United States, recently proposed legislation or otherwise, or if we fail to effectively manage our rapid infrastructure and personnel growth, there could be a material adverse effect on our business, results of operations, financial condition and cash flows. Finally, the market for outsourcing services is highly competitive, and we expect competition to intensify and increase from a number of sources.

Business Strategy

Our goal is to become the leading provider of business process outsourcing services in the banking, financial services and insurance segment. Specific elements of our growth strategy include:

Maintaining Our Focus on Large-scale, Long-term Relationships.    We believe there are significant opportunities for additional growth with our existing clients, and we seek to expand these relationships by increasing the depth and breadth of the services we provide.

Expanding Our Client Base.    We intend to develop long-term relationships that present recurring revenue opportunities with selected new clients by leveraging our industry experience and expanding our marketing activities. In developing new client relationships, we continue to be highly selective and seek industry-leading clients who are committed to long-term and strategic relationships with us.

Extending Our Industry Expertise.    We intend to continue to focus on strengthening our full range of processing capabilities for the banking, financial services and insurance segment and other high-potential segments (such as healthcare) by developing more complex and value-enhancing services for our clients.

Continuing to Focus on Complex Processes.    We intend to differentiate ourselves by providing a full range of business process outsourcing solutions. We will continue to identify opportunities to provide services in complementary segments (such as research and analytical processes) in order to maximize opportunities for cross-selling our service offerings and enhancing client satisfaction.

Continuing to Invest in Operational Infrastructure.    We will continue to invest in infrastructure, including human resources, process optimization and delivery platforms, to meet our growing client requirements.

Pursuing Strategic Relationships and Acquisitions.    We will selectively consider strategic relationships with industry leaders or acquisitions or investments that would expand the scope of our existing business process outsourcing services, add new clients or allow us to enter new geographic markets.

Information about the Company

Our pre-predecessor, ExlService.com, Inc. (“EXL Inc.”), a Delaware corporation, was formed on April 9, 1999 and began commercial operations in October 2000. On August 1, 2001, EXL Inc. was acquired by Conseco (the “2001 Acquisition”) and operated as Conseco’s wholly-owned subsidiary until November 14, 2002. We were formed by a group including Vikram Talwar, Rohit Kapoor, Oak Hill Capital Partners L.P., FTVentures and certain other senior members of our management team, and on November 14, 2002 we purchased EXL Inc. from Conseco (the “2002 Acquisition”) and EXL Inc. became our wholly-owned subsidiary. Our other subsidiaries are ExlService.com (India) Private Limited (“EXL India”), an Indian corporation, Noida Customer Operations Private Limited, an Indian corporation, ExlService (U.K.) Limited, an entity formed in the United Kingdom, and Exl Support Service Limited, an Indian corporation.

The financial statements included in this prospectus include those of both our company and our predecessor, EXL Inc. Periods prior to August 1, 2001 represent the accounts of EXL Inc. prior to the 2001 Acquisition (the “pre-predecessor”); periods on or after August 1, 2001 and prior to November 15, 2002 represent the accounts of EXL Inc. after the 2001 Acquisition (the “predecessor”); and periods on or after November 15, 2002 represent our accounts after the 2002 Acquisition (the “successor”). Our fiscal year ends on December 31. Prior to the 2001 Acquisition, our fiscal year ended on March 31. Accordingly, for the period prior to the 2001 Acquisition, we are presenting income statement data in this prospectus for the period from April 9, 1999, our predecessor’s inception, to March 31, 2000 for fiscal year 2000 and for the period from April 1, 2000 to March 31, 2001 for fiscal year 2001.

ExlService Holdings, Inc. (“EXL Holdings”) was incorporated in Delaware on October 29, 2002. Our principal executive offices are located at 350 Park Avenue, New York, New York 10022, and our telephone number at that address is (212) 277-7100. Our website address is http://www.exlservice.com. The information in our website is not part of, nor is it incorporated into, this prospectus.

Unless the context indicates or requires otherwise, the terms “EXL,” “we,” “our,” “us” and “the company” refer collectively to EXL Holdings and its wholly-owned subsidiaries and all predecessor entities. ProMPT™, SOFT™, MOST™ and ECS™ are unregistered trademarks of EXL.

In this prospectus, certain financial data has been rounded to ensure arithmetical accuracy. Certain U.S. dollar figures in this prospectus have been converted from Indian rupees at a rate of 43.27 rupees to $1.00, the exchange rate in effect on December 31, 2004.

Share Conversion

Prior to this offering, we had two classes of common stock, our Series A common stock and Series B Common Stock. In accordance with the terms of our certificate of incorporation and our existing stock option plan arrangements, immediately prior to the consummation of this offering, each share of our Series B common stock will be converted automatically and without any action on the part of the holders or our part into one share of our Series A common stock, and each option to purchase shares of our Series B common stock will be adjusted to convert without any action on the part of the holders into an option to purchase the same number of shares of our Series A common stock. In addition, prior to the consummation of this offering, we will increase our total authorized number of shares of capital stock, make certain changes to our charter documents and effect a              to one stock split (the “Stock Split”). As a result, after this offering, we will only have one class of common stock outstanding, which will be referred to as common stock. Investors will be acquiring common stock in this offering. We refer to the conversion of all our shares of Series B common stock into Series A common stock, the Stock Split and the other transactions described above collectively in this prospectus as the “Share Conversion.”

After the Share Conversion and the consummation of this offering, we will have            shares of common stock outstanding (or            shares if the underwriters exercise their option in full) and            shares of common stock issuable upon the exercise of options to purchase common stock.             shares of common stock offered hereby will be freely tradable (or            shares if the underwriters exercise their option in full). Following this offering, we intend to file a registration statement under the Securities Act registering            shares of our common stock reserved for issuance under our employee stock option plans and            shares held for resale by our existing stockholders that were previously issued under our employee stock option plans. In addition, we intend to enter into a registration rights agreement with certain of our stockholders pursuant to which these holders will have the right, subject to certain conditions and the expiration of the lock-up applicable to those stockholders in connection with this offering, to require us to file registration statements covering              shares of our common stock or to include those shares in registration statements that we may file on our behalf or on behalf of other stockholders.

Share Ownership

Assuming that the underwriters do not exercise their option to purchase additional shares, immediately following the Share Conversion and the consummation of this offering, Oak Hill Capital Partners L.P. and certain of its related affiliates will own             shares (or         %) of our outstanding common stock; FTVentures and certain of its related affiliates will own             shares (or         %) of our outstanding common stock; our Vice Chairman and Chief Executive Officer, Vikram Talwar, will own             shares (or         %) of our outstanding common stock; our President and Chief Financial Officer, Rohit Kapoor will own             shares (or         %) of our outstanding common stock; and certain other members of our management will own             shares (or         %) of our outstanding common stock.

Risk Factors

For a discussion of certain risks that should be considered in connection with an investment in our common stock, see “Risk Factors” beginning on page 10.

The Offering

Common stock outstanding before this offering	shares.

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares.

Use of proceeds	We expect to use the net proceeds from this offering:

•	to redeem all outstanding shares of our Series A preferred stock held by certain of our directors, officers and significant stockholders,

•	to repay all outstanding senior promissory notes payable to certain of our directors, officers and significant stockholders, and

•	for working capital and general corporate purposes.

Proposed Nasdaq National Market symbol	EXLS.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of common stock offered in this offering for sale at the initial public offering price to certain persons who are our directors, officers and employees, and certain friends and family members of these persons, and certain clients and prospective clients, through a directed share program.

Unless we specifically state otherwise, the information in this prospectus:

•	assumes an initial public offering price of $ per share, the mid-point of the offering range set forth on the cover of this prospectus,

•	gives effect to the Share Conversion,

•	excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase shares of common stock that are currently outstanding or to be granted effective upon consummation of this offering, and

•	assumes no exercise of the underwriters’ option to purchase up to additional shares. If the underwriters exercise this option in full, we will offer additional shares of common stock and any such shares that are sold will thereafter be outstanding. See “Underwriting.”

Summary Consolidated Financial and Other Data

The following table sets forth our summary consolidated financial and other data for:

•	the following successor periods:

•	the nine months ended September 30, 2004 and 2003,

•	the year ended December 31, 2003, and

•	the period from November 15, 2002 to December 31, 2002, and

•	the predecessor period from January 1, 2002 to November 14, 2002.

The summary balance sheet data as of December 31, 2003 and December 31, 2002, and the summary statement of operations data for the year ended December 31, 2003, the period from November 15 to December 31, 2002 and the period from January 1 to November 14, 2002 are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, our independent registered public accounting firm, and are included elsewhere in this prospectus. The summary balance sheet data as of September 30, 2004, and the summary statement of operations data for the nine months ended September 30, 2004 and the nine months ended September 30, 2003 were derived from our unaudited condensed consolidated financial statements for these periods which include all adjustments consisting of normal recurring adjustments that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.

You should read the following information in conjunction with “Capitalization,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Successor				Predecessor
	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Year Ended December 31, 2003	Period from November 15 to December 31, 2002	Period from January 1 to November 14, 2002
	(unaudited)	(unaudited)
		(in millions, except employee data)
Statement of Operations Data:
Revenues(1)	$43.1	$19.0	$27.8	$3.3	$23.8
Cost of revenues(2)	27.2	12.6	18.4	1.3	11.7

Gross profit	15.9	6.4	9.4	2.0	12.1

Operating expenses:
General and administrative and selling and marketing expenses(3)	8.8	6.6	9.0	3.0	9.4
Depreciation and amortization	2.7	0.2	0.4	—	3.9

Total operating expenses	11.5	6.8	9.4	3.0	13.3

Income (loss) from operations	4.4	(0.4)	—	(1.0)	(1.2)

Other income (expense):
Foreign exchange gain	—	0.4	0.4	0.1	—
Interest and other income	0.2	0.2	0.2	—	—
Interest expense	(0.3)	(0.2)	(0.3)	—	—
Goodwill impairment(4)	—	—	—	—	(46.0)

Income (loss) before income taxes and extraordinary item	4.3	—	0.3	(0.9)	(47.2)

Income tax provision	0.3	0.7	0.8	—	0.1

Income (loss) before extraordinary gain	4.0	(0.7)	(0.5)	(0.9)	(47.3)

Extraordinary gain	—	—	—	5.0	—

Net income (loss)	$4.0	$(0.7)	$(0.5)	$4.1	$(47.3)

Other Unaudited Financial and Other Data:
Adjusted EBITDA(5)	$7.3	$0.4	$1.0	$(0.9)	$2.7
Capital expenditures	10.5	1.5	5.4	0.1	4.6
Total employees (at period end)	4,551	2,579	2,626	1,827	1,913

	At September 30, 2004	At December 31, 2003	At December 31, 2002
	(unaudited)	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$22.7	$8.6	$15.7
Working capital	17.4	8.2	13.7
Total assets	49.2	21.9	20.3
Total debt	5.3	5.2	4.7
Series A preferred stock	5.2	4.7	3.8
Stockholders’ equity	23.0	4.9	6.2

(1)	In accordance with GAAP, we include the amount of telecommunications and travel-related costs that are billed to and reimbursed by our clients in our revenues.
(2)	Cost of revenues includes non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to employees directly involved in providing services to our clients. Cost of revenues excludes depreciation and amortization related to fixed assets.
(3)	General and administrative and selling and marketing expenses (“SG&A expenses”) include non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to our non-operations staff.
(4)	Impairment of goodwill in connection with the 2001 Acquisition recognized by our predecessor.
(5)	EBITDA represents net income (loss) before deductions for interest, income taxes, depreciation and amortization. We have adjusted EBITDA to exclude the impact of goodwill impairment and extraordinary items as we believe these are non-recurring in nature. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures used by management, as well as industry analysts, to evaluate operations. Adjusted EBITDA differs from EBITDA and may not be comparable to EBITDA or Adjusted EBITDA as reported by other companies. Our Adjusted EBITDA excludes the impact of the impairment of the goodwill balance of $46.0 million that we had recorded in 2001 in connection with the Conseco acquisition and which we determined was impaired because of the loss of business from Conseco. Our Adjusted EBITDA also excludes an extraordinary gain of $5.0 million resulting from the acquisition of the capital stock of Exl Inc. in 2002. We adjusted EBITDA for these items, because we do not believe that they are recurring and because these charges do not require cash settlement. We do not believe these charges to be recurring in nature as we did not incur similar charges in the preceding two years prior to incurring these charges, nor have we incurred similar charges since then. We do not expect these charges to recur within the next two years.

The following is a reconciliation of net income to EBITDA and Adjusted EBITDA (in millions):

	Successor				Predecessor
	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Fiscal Year Ended December 31, 2003	Period From November 15 to December 31, 2002	Period From January 1 to November 14, 2002
Net income (loss)	$4.0	$(0.7)	$(0.5)	$4.1	$(47.3)
Interest expense	0.3	0.2	0.3	—	—
Income taxes	0.3	0.7	0.8	—	0.1
Depreciation and amortization	2.7	0.2	0.4	—	3.9

EBITDA	7.3	0.4	1.0	4.1	(43.3)
Goodwill impairment	—	—	—	—	46.0
Extraordinary item	—	—	—	(5.0)	—

Adjusted EBITDA	7.3	0.4	1.0	(0.9)	2.7

Adjusted EBITDA, as presented, represents a useful means of assessing the performance of our ongoing operating activities, as it reflects our earnings trends adjusted to exclude the impact of one time non-cash charges. We also believe that Adjusted EBITDA is useful to investors as a measure of comparative operating performance, as it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. Management also uses Adjusted EBITDA to develop incentive compensation plans and to measure operating performance. We are also presenting Adjusted EBITDA because we believe it is useful to investors as a way to measure our ability to incur and service debt, make capital expenditures and meet working capital requirements. Adjusted EBITDA is not intended as an alternative to net income as an indicator of our operating performance, or as an alternative to any other measure of performance in conformity with U.S. generally accepted accounting principles or as an alternative to cash flow from operating activities.

RISK FACTORS

Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully consider the following factors before investing in our common stock. Any of the risk factors we describe below could adversely affect our business, financial condition or results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events, causing you to lose all or part of the money you paid to buy our shares. Certain statements in “Risk Factors” are forward-looking statements. See “Forward-looking Statements.”

Risks Related To Our Business

We have a limited independent operating history and our future business prospects are difficult to evaluate.

We have a limited operating history. Although we were founded in April 1999 as an independent business process outsourcing services provider, we did not start commercial operations in our first facility until October 2000. In August 2001, our then-largest client, Conseco, acquired us and, until November 2002, we operated as Conseco’s subsidiary. For the combined nine-month period in 2001 and the combined 2002 twelve-month period, 94.1% and 94.0% of our revenues, respectively, were derived from Conseco and its affiliates. In November 2002, our ownership again changed, and since that time revenues from Conseco and its affiliates have decreased to a substantially lower level. Revenues from Conseco for the period from November 15, 2002 to December 31, 2002, the year ended December 31, 2003 and the nine months ended September 30, 2004 were $3.1 million, $4.9 million, and $1.2 million, respectively. We have serviced large unaffiliated clients only for a limited time, and we may not continue to succeed in securing or retaining additional business from non-affiliates. In addition, we did not become profitable until the three months ended September 30, 2003 and we incurred losses in each of our financial reporting periods until that quarter. We may incur additional operating in the future, and we may not remain profitable.

We have a limited number of clients and provide services to few industries. For the nine months ended September 30, 2004, 77.4% of our revenues came from two clients.

We have derived and believe that we will continue to derive a substantial portion of our revenues from a limited number of large clients. For the nine months ended September 30, 2004, our two largest clients, Norwich Union, a United Kingdom-based company, and Dell (including Dell Financial Services), accounted for 77.4% of our revenues under several contracts. Of that amount, revenues from our largest client, Norwich Union, have grown significantly, from $7.9 million for the nine months ended September 30, 2003, representing a 41.6% share of our revenues for that period, to $22.5 million for the nine months ended September 30, 2004, representing a 52.2% share of our revenues for that period. We expect Norwich Union and Dell (including Dell Financial Services) to continue to contribute significantly to our revenues. The initial terms of our two Insurance Services Framework Agreements with Norwich Union are set to expire in July 2007 and June 2009. Norwich Union may terminate these agreements during their initial terms only for cause. After these initial terms, Norwich Union may then terminate these agreements without cause upon six months notice. The initial term of our agreement with Dell expires in November 2005. Dell may terminate its agreement without cause or penalty with 30 days notice. The loss or financial difficulties of any of our large clients would have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, our clients, some of which have experienced rapid changes in their prospects, substantial price competition and pressures on their profitability, may demand price reductions, automate their processes or change their outsourcing strategy by moving more work in-house, any of which could reduce our profitability. Any significant reduction in or the elimination of the use of the services we provide to any of our clients, or any requirement to lower our prices, would harm our business.

A substantial portion of our clients are concentrated in the banking, financial services and insurance industries. For the nine months ended September 30, 2004, 72.3% of our revenues were derived from clients in the banking, financial services and insurance industries, including 59.7% that were derived from clients in the insurance industry. Our business and growth largely depend on continued demand for our services from clients and potential clients in these industries. A downturn in any of these industries, particularly the insurance industry, or a slowdown or reversal of the trend to outsource business processes in any of these industries could decrease demand for our services. Other developments, such as consolidation, particularly involving our clients, could also cause the demand for our services in these industries to decline.

We have a long selling cycle for our services that requires significant funds and management resources and a long implementation cycle that requires significant resource commitments.

We have a long selling cycle for our business process outsourcing services, which requires significant investment of capital, resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. Our clients then evaluate our services before deciding whether to use them. Therefore, our selling cycle, which generally ranges up to six to twelve months, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources) and the timing of our clients’ budget cycles and approval processes. In addition, we may not be able to successfully conclude a contract after the selling cycle is complete. In 2004, we successfully concluded contracts with four new business process outsourcing clients and nine new advisory services clients.

In addition, implementing our services involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Once we are engaged by a client, it may take us several months before we start to recognize revenues.

When we are engaged by a client after the selling process, it takes from four to six weeks to integrate the client’s systems with ours, and up to three months thereafter to build up our services to the client’s requirements. Implementation processes are subject to a number of potential delays similar to certain of those affecting the selling cycle. Therefore, we do not recognize significant revenues until after we have completed the implementation phase.

Our operating results may experience significant variability and as a result it may be difficult for us to make accurate financial forecasts.

Our operating results may vary significantly from period to period. Although our existing agreements that have original terms of three or more years provide us with a relatively predictable revenue base, the long selling cycle for our services, as well as the budget and approval processes of prospective clients, make it difficult to predict the timing of new client acquisitions. The timing of revenue recognition under new client agreements also varies depending on when we complete the implementation phase. Our period-to-period results have in the past and may also in the future fluctuate due to other factors, including client losses, variations in employee utilization rates resulting from changes in our clients’ operations, delays or difficulties in expanding our infrastructure (including hiring new employees or constructing new operations centers), changes to our pricing, currency fluctuation and other events identified under “Forward-looking Statements.” For example, our annual revenues in 2002 were $27.1 million, 94.5% of which were generated from Conseco. In 2003, our revenues from Conseco decreased significantly to 17.7% of total revenues of $27.8 million, and our cost of revenues increased as a result of unassigned employees who had previously worked on the Conseco processes. Our revenues are also affected by changes in pricing under our contracts at the time of renewal or by pricing under new contracts. Furthermore, because the majority of our revenues are denominated in pounds sterling or U.S. dollars while most of our expenses are incurred and paid in Indian rupees, our revenues can decrease or increase significantly if the exchange rates among the rupee, the pound sterling and the U.S. dollar fluctuate significantly.

Furthermore, Dell, one of our largest clients, experiences seasonal changes in its operations in connection with the year-end holiday season and the school year, which affects our period-to-period results. These factors may make it difficult to make accurate financial forecasts or replace anticipated revenues that we do not receive as a result of delays in implementing our services or client losses. If our actual results do not meet any estimated results that we announce, or if we underperform market expectations as a result of such factors, trading prices for our common stock could be adversely affected.

Our senior management team is critical to our continued success and the loss of one or more members of our senior management team could harm our business.

Our future success substantially depends on the continued services and performance of the members of our management team and other key employees. Specifically, the loss of the services of our Vice Chairman and Chief Executive Officer, Vikram Talwar, or of our President and Chief Financial Officer, Rohit Kapoor, could seriously impair our ability to continue to manage and expand our business. There is strong competition for experienced senior management in the industry in which we operate, and we may not be able to retain these officers or key employees. Although we have entered into employment and non-competition agreements with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In addition, we currently do not maintain “key person” insurance that covers any member of our management team. The loss of any of our key employees, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our inability to effectively manage our rapid infrastructure and personnel growth could have a material adverse effect on our operations, results of operations and financial condition.

Since we were founded in April 1999, we have experienced rapid growth and significantly expanded our operations. We have established four operations facilities in India, including a new facility in Pune, India, that was opened in December 2003. We anticipate opening a new operations facility in Noida, India, by mid-2005. Our employees have increased from less than ten in October 2000 to 4,551 on September 30, 2004. We expect to develop and improve our internal systems in the locations where we operate in order to address the anticipated growth of our industry. In addition, we are actively looking at a few specific locations to invest in an operations facility outside of India and are contractually committed to one of our clients to do so by September 2005. We believe expanding our geographic base of operations will provide higher value to our clients by decreasing the risks of operating from a single country (including potential shortages of skilled employees, increases in wage costs during strong economic times and currency fluctuations), while also giving our clients access to a wider talent pool and establishing a base in countries that may be competitive in the future. However, we may not be able to open additional operations facilities or hire additional skilled employees as and when they are required, and we may not be able to develop and improve our internal systems. Our inability to execute our growth strategy, to ensure the continued adequacy of our current systems or to manage our expansion effectively could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee turnover rates.

The business process outsourcing industry is very labor intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The industry, including us, experiences high employee turnover. For the nine months ended September 30, 2004, our turnover rate for employees who had been with us for more than our six-month probationary period was 17.0% for our back-office operations and 54.9% for our non-back-office operations. There is significant competition for professionals in India with skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the turnover rate among our employees in India, particularly among the highly skilled workforce needed to provide business process outsourcing services, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins, and could lead to a decline in demand for our services. High turnover rates generally do not impact our revenues as we factor the attrition rate into our pricing models by maintaining additional employees for each process. However, high turnover rates do increase our cost of revenues and therefore impact our profit margins due to higher recruitment, training and retention costs as a result of maintaining larger hiring, training and human resources departments.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend, in large part, on our ability to attract, train and retain personnel with skills that keep pace with the demand for outsourcing, evolving industry standards and changing client preferences. A lack of sufficiently qualified personnel could also inhibit our ability to establish operations in new markets and our efforts to expand geographically. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Our most significant costs are the salaries and related benefits of our operations staff and other employees. Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, because of rapid economic growth in India, increased demand for business process outsourcing to India and increased competition for skilled employees in India, wages for comparably skilled employees in India are increasing at a faster rate than in the United States and Europe, which may reduce this competitive advantage. In addition, as the U.S. dollar declines in value against the Indian rupee, wages in the United States will decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive in attracting necessary employees. Wage increases in the long term may reduce our profit margins. Additionally, because substantially all of our employees are based in India and paid in Indian rupees, while our revenues are primarily in U.S. dollars and pounds sterling, our employee costs as a percentage of revenues may increase or decrease significantly if the exchange rates among the rupee, the pound sterling and the U.S. dollar fluctuate significantly.

We may disrupt our clients’ operations as a result of inadequate service or other factors, including telecommunications or technology downtime or interruptions.

The services we provide are often critical to our clients’ businesses, and any failure to provide those services could result in a claim for substantial damages against us, regardless of our responsibility for that failure. In particular, our dependence on our offshore operations centers requires us to maintain active voice and data communications between our main operations centers in India, our international technology hubs in the United States and the United Kingdom and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical breakdowns, computer glitches and viruses and weather conditions. We also depend on certain significant vendors for facility storage and related maintenance of our main technology equipment and data at those technology hubs. Any failure by these vendors to perform those services, any temporary or permanent loss of our equipment or systems, or any disruptions to basic infrastructure like power and telecommunications could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenues and harm our business.

We may not be fully insured for all losses we may incur.

Although we attempt to limit and mitigate our liability for damages arising from negligent acts, errors or omissions through contractual provisions, the limitations of liability set forth in our contracts may not be enforceable in all instances or may not otherwise protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have general liability insurance coverage, including coverage for errors or omissions, that coverage may not continue to be available on reasonable terms or to be available in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation and cause us to lose clients.

We are typically required to collect and store sensitive data in connection with our services, including names, addresses, social security numbers, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, many of our agreements with our clients do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential. We take precautions to protect confidential client and customer data. However, if any person, including any of our employees, penetrates our network security or otherwise misappropriates sensitive data, we could be subject to significant liability and lawsuits from our clients or their own customers for breaching contractual confidentiality provisions or privacy laws. Penetration of the network security of our data centers could have a negative impact on our reputation, which could harm our business.

Our industry may not develop in ways that we currently anticipate, due to negative public reaction in the United States, recently proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry and future developments in the market for financial services. For example, we believe that there will continue to be changes in product and service requirements, and investments in the products offered by our clients will continue to increase. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing has become a politically sensitive topic in the United States. Recently, many organizations and public figures have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in the United States. In addition, there has been recent publicity about the negative experience of certain companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services to offshore providers to avoid any negative perception that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends would harm our ability to compete effectively with competitors that operate out of facilities located in the United States. In other countries, such as the United Kingdom, there has also been some negative publicity and concern expressed regarding the possible effect of job losses caused by outsourcing.

A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. For example, legislation has been proposed that would require offshore providers to identify where they are located. Because most of our clients are located in the United States, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could adversely impact our ability to do business with U.S. clients and have a material and adverse effect on our business, results of operations, financial condition and cash flows. In addition, it is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. Although our clients do not currently have federal or state government contracts, this could affect our ability to attract or retain clients that have such contracts in the future.

We face significant competition from U.S.-based and non-U.S-based outsourcing and information technology companies and from our clients, who may perform outsourcing services themselves, either in- house, in the U.S. or through offshore groups or other arrangements.

The market for outsourcing services is highly competitive, and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, the ability to develop customized solutions and technological and industry expertise. We face significant competition for our services from our clients’ own in-house groups, including, in some cases, in-house groups operating offshore. For example, Norwich Union, our largest client, has the option under one of our contracts to assume the operations of one of our facilities in Pune, India. We also face competition from non-U.S-based outsourcing and information technology (“IT”) companies (including those in the United Kingdom and India) and U.S.-based outsourcing and IT companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Some of these existing and future competitors have greater financial, personnel and other resources, longer operating histories, a broader range of service offerings, greater technological expertise, more recognizable brand names and more established relationships in industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins, which could harm our business, results of operations, financial condition and cash flows.

Our client contracts contain certain termination and other provisions that could have an adverse effect on our business and results of operations.

Our two main contracts with our largest client, Norwich Union, which represented 52.2% of our revenues in the nine months ended September 30, 2004, cannot be terminated without cause before their initial expiration in July 2007 and June 2009. However, after the initial term expires, they can be terminated without cause or penalty by Norwich Union upon six months notice. “Cause” under the Norwich contracts includes our failure to perform services agreed upon in a specific work order adequately, disposal of our material assets, our filing for bankruptcy or a change of control where our new controlling party is a named competitor of Norwich Union. Our other client contracts which represented 47.8% of our revenues for the nine months ended September 30, 2004, can be terminated by our clients with or without cause, with 30 days to six months notice and in some cases without penalty. The largest of these contracts, our agreement with Dell, which represented 25.2% of our revenues for the nine months ended September 30, 2004, can be terminated without cause or penalty upon 30 days notice. Many of our client contracts do not commit our clients to provide us with a specific volume of business, and any failure to meet a client’s expectations could result in a cancellation or non-renewal of a contract. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would reduce our revenues.

Furthermore, under one of our agreements with Norwich Union, our largest client, Norwich Union has the option from February 2007 through February 2011 to assume the operations of one of our facilities in Pune, India, by paying us an amount that will approximate the net asset value of that facility on the date of transfer plus the aggregate amount of certain foregone profits. In addition, under our other agreement with Norwich Union, Norwich Union also has the option to purchase certain of the assets of our operating subsidiary, EXL India, for the book value of those assets if we are in a material default of our agreement and that default affects the insurance services provided by more than 300 of our full-time employees or prejudices or is likely to prejudice the reputation of Norwich Union or a U.K. client of Norwich Union, or if there is a change of control that is not approved by Norwich Union. The exercise of either of these options would result in both a loss of revenues and a loss of our employees who are at that time working in the related facilities. The agreement also provides that we cannot provide similar services to certain Norwich Union competitors without the approval of Norwich Union.

Oak Hill Capital Partners, FTVentures, certain of their respective affiliates, Vikram Talwar, Rohit Kapoor and certain other members of management will continue to exercise significant influence over us, and their interests in our business may be different than yours.

Almost all of the issued and outstanding shares of our common stock are currently beneficially owned by Oak Hill Capital Partners L.P., FTVentures and certain of their respective affiliates, our Vice Chairman and Chief Executive Officer, Vikram Talwar, our President and Chief Financial Officer, Rohit Kapoor, and certain other members of management. Assuming that the underwriters do not exercise their option to purchase additional shares, immediately following this offering, Oak Hill Capital Partners L.P. and certain of its related affiliates will own             shares (or         %) of our outstanding common stock; FTVentures and certain of its related affiliates will own             shares (or         %) of our outstanding common stock; Mr. Talwar will own             shares (or         %) of our outstanding common stock; Mr. Kapoor will own             shares (or         %) of our outstanding common stock; and certain other members of our management will own             shares (or         %) of our outstanding common stock. Accordingly, each of these parties can exercise significant influence over our business policies and affairs and all matters requiring a stockholders’ vote, including the composition of our board of directors, the adoption of amendments to our certificate of incorporation and the approval of mergers or sales of substantially all of our assets. This concentration of ownership also may delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may conflict with your interests.

We may not succeed in identifying suitable acquisition candidates or integrating any acquired business into our operations, which could have a material adverse effect on our operations, results of operations and financial condition.

One of our strategies is to broaden our geographic presence, gain new clients, enter new streams of services and expand capacity both organically and through strategic acquisitions. We may not, however, succeed in identifying suitable acquisition candidates available for sale at reasonable prices, have access to the capital required to finance potential acquisitions or be able to consummate any acquisition. In addition, our management may not be able to successfully integrate any acquired business into our operations, and any acquisition we do complete may not result in long-term benefits to us. Acquisitions involve a number of risks, including diversion of management’s attention, ability to finance the acquisition on attractive terms, failure to retain key personnel, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Future acquisitions are likely to result in the incurrence of indebtedness or the issuance of additional equity securities.

Failure to adhere to the regulations that govern our business could have an adverse impact on our operations.

Our clients are often subject to regulations that may require that we comply with certain rules and regulations in performing services for them that would not otherwise apply to us. Debt collection services, for example, are subject to the Fair Debt Collection Practices Act, which regulates debt collection and includes licensing requirements. In addition, many U.S. states require a debt collector to apply for, be granted and maintain a license to engage in debt collection activities in a state. We are currently licensed (or exempt from licensing requirements) to provide debt collection services in all but one U.S. state that have non-exempt requirements and have separate “per-customer” exemptions with respect to our ongoing collection obligations.

Other laws and regulations that apply to certain portions of our business include the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, the Truth in Lending Act, the Fair Credit Billing Act and FDIC rules and regulations. If we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing customers or be able to attract new clients and could lose revenues, which could have a material adverse effect on our business. In addition, our failure to comply with any applicable laws and regulations could subject us to civil fines and criminal penalties.

We will incur increased costs as a result of being a public company subject to the Sarbanes-Oxley Act of 2002, and our management faces challenges in implementing those requirements.

As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission (the “Commission”) and the Nasdaq National Market, have required more regulation and more corporate governance practices of public companies. We expect that our legal and financial compliance costs will increase and that a significant portion of management’s time will be diverted to comply with these rules. For example, we are in the process of creating additional board committees and are reviewing and adopting comprehensive new policies regarding internal control over financial reporting and disclosure controls and procedures. We are also evaluating our internal controls systems in accordance with Section 404 of the Sarbanes-Oxley Act. If we do not implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities, such as the Commission. Any such action could harm our business or investors’ confidence in our company, and could cause our stock price to fall. We will also incur additional costs associated with our reporting requirements as a public company. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

Risks Related to India and the International Nature of our Business

Our financial condition could be negatively affected if the government of India reduces or withdraws tax benefits and other incentives it currently provides to companies within our industry, or if the same are not available for other reasons.

Under the Indian Finance Act, 2000, we currently benefit from a ten-year holiday from Indian corporate income taxes. As a result, our service operations have been subject to relatively lower tax liabilities. The tax holiday allowed us to recognize income tax expense of $0.3 million for the nine months ended September 30, 2004 compared to $1.0 million that we would have incurred if the tax holiday had not been available for that period (without accounting for double taxation treaty set-offs). The Finance Act, 2000 phases out the tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Our current tax holidays expire by location by 2009. When our tax holiday expires or terminates, our tax expense will materially increase.

U.S. and Indian transfer-pricing regulations require that any international transaction involving associated enterprises be at an arm’s length price. Transactions among our subsidiaries and us may be considered such transactions. If the applicable income tax authorities review any of our tax returns and determine that the transfer price we applied was not appropriate, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

A substantial portion of our assets and operations are located in India, and we are subject to regulatory, economic, political and military uncertainties in India.

Our primary operating subsidiaries are incorporated in India, and virtually all of our assets and our professionals are located in India. We intend to continue to develop and expand our offshore facilities in India. In the early 1990s, India experienced significant inflation, low growth in gross domestic product and shortages of foreign currency reserves. The Indian government, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. India’s government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Certain of those programs, which have benefited us, include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that liberalization policies will continue. Various factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members, could trigger significant changes in India’s economic liberalization and deregulation policies, disrupt business and economic conditions in India generally and our business in particular. Our financial performance and the market price of our shares may be adversely affected by changes in inflation, exchange rates and controls, interest rates, government of India policies (including taxation policies), social stability or other political, economic or diplomatic developments affecting India in the future.

Terrorist attacks and other acts of violence involving India, the United States or other countries could adversely affect the financial markets, result in a loss of client confidence and adversely affect our business, results of operations, financial conditions and cash flows.

Terrorist attacks and other acts of violence or war, including those involving India, the United States or other countries, may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India, Pakistan and China. In recent years there have been several instances of military confrontations along the Indo-Pakistan border. There continues to be potential for hostilities between India and Pakistan due to recent terrorist activities, troop mobilizations along the border and the geopolitical climate along the border. Although this has not been the case to date, such political tensions could create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue to operate.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the United States, which could have a material adverse effect on future revenues.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our U.S. and European clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to recent terrorist attacks and global unrest, U.S. and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain levels of compensation and comply with other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our professionals. If we are unable to obtain the necessary visas for personnel who need to get to our clients’ sites, or if such visas are delayed, we may not be able to provide services to our clients or to continue to provide these services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Currency fluctuations among the Indian national rupee, the pound sterling and the U.S. dollar could have a material adverse effect on our results of operations.

Although substantially all of our revenues are denominated in pounds sterling (52.0% for the nine months ended September 30, 2004) or U.S. dollars (48.0% for that period), most of our expenses (74.0% for that period) are incurred and paid in Indian rupees. We report our financial results in U.S. dollars. The exchange rates among the Indian rupee, the pound sterling and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. The average Indian rupee/U.S. dollar exchange rate for the nine months ended September 30, 2004 was approximately 45:1 (based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York), representing appreciation of 4.3% compared to the average exchange rate for 2003. The average Indian rupee/pound sterling exchange rate for the nine months ended September 30, 2004 was approximately 83:1 (based on the Bloomberg Composite Rate), representing depreciation of 9.2% compared to the average exchange rate for 2003. The average U.S. dollar/pound sterling exchange rate for the nine months ended September 30, 2004 was approximately 1.8:1 (based on the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York), representing depreciation of 10.3% compared to the average exchange rate for 2003. Although we take steps to hedge a substantial portion of our India rupee-U.S. dollar foreign currency exposures, our results of operations may be adversely affected if the rupee fluctuates significantly against the pound sterling or the U.S. dollar, the pound sterling depreciates against the U.S. dollar or our hedging strategy is unsuccessful.

Investors may have difficulty effecting service of process or enforcing judgments obtained in the United States against our subsidiaries in India or our executive officers.

Our primary operating subsidiaries are organized in India and the majority of our executive officers reside outside of the United States. Most of our assets are located in India. As a result, you may be unable to effect service of process upon our affiliates who reside in India outside their jurisdiction of residence. In addition, you may be unable to enforce against these persons outside the jurisdiction of their residence judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

Section 44A and Section 13 of the Indian Civil Procedure Code, 1908 (“Civil Code”) govern recognition and enforcement of foreign judgments. Section 44A of the Civil Code provides for recognition and enforcement of a foreign judgment without having to file an original suit in India, provided such judgments have been rendered by courts in a country or territory outside India which the Government of India has declared to be a reciprocating territory. We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than certain arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in United States based on civil liability, whether or not it is predicated upon the federal securities laws of the United States, would not be enforceable in India as such.

However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in India based on a final judgment that has been obtained in the United States, Section 13 of the Civil Code provides that the foreign judgment will be conclusive as to certain matters. The suit must be brought in India within three years of the date of the foreign judgment. It is unlikely, however, that a court in India would award damages on the same basis as a court in United States, if an action is brought in India. Furthermore, it is also unlikely that an Indian court would enforce judgments obtained in the United States if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice.

In addition, the party seeking to enforce a judgment obtained in the United States in India would also be required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999 to execute such a judgment or to repatriate any money recovered in an Indian court.

Risks Related to this Offering

Because the initial public offering price per ordinary share is substantially higher than our book value per ordinary share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the sale of the                      shares of common stock we have offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom, our as adjusted net tangible book value as of September 30, 2004 would have been $             million, or $             per share of common stock. This represents an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of our common stock in this offering. A calculation of the dilution purchasers will incur is provided under “Dilution.”

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

Upon consummation of this offering, we will have outstanding                      shares of common stock. Of these shares, the                      shares of common stock offered hereby will be freely tradable without restriction in the public market, unless purchased by our affiliates. Upon completion of this offering, our existing stockholders will own                      shares of our common stock, which will represent approximately                     % of our outstanding common stock (approximately                     % if the underwriters exercise their option in full). Immediately following the consummation of this offering, the holders of approximately              shares of common stock will be entitled to dispose of their shares pursuant to the volume and other restrictions of Rule 144 under the Securities Act and the holders of approximately              shares of common stock will be entitled to dispose of their shares following the expiration of an initial 180-day “lock-up” period (360 days for Vikram Talwar, Rohit Kapoor, Norwich Union and Prudential Financial) pursuant to the volume and other restrictions of Rule 144. In connection with this offering, we intend to enter into a registration rights agreement with Oak Hill Capital Partners L.P., FTVentures, certain of their respective affiliates, Vikram Talwar and Rohit Kapoor. We have also agreed to provide registration rights to Norwich Union, TCV V, L.P. and TCV V Member Fund. Pursuant to these agreements, these holders will have the right, subject to some conditions, to require us to file registration statements covering              shares of our common stock (including shares issuable upon the exercise of outstanding options) which they will own upon consummation of this offering or to include those shares in registration statements that we may file for ourselves or other stockholders. Following their registration and sale under the applicable registration statement, those shares will become freely tradeable. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. In addition, options to purchase                      shares of common stock will be outstanding upon consummation of this offering. Following this offering, we intend to file a registration statement under the Securities Act registering                      shares of our common stock reserved for issuance under our employee stock option plans and                      shares held for resale by our existing stockholders that were previously issued under our employee stock option plans.

We do not intend to pay dividends in the foreseeable future.

We have never declared or paid any cash dividends on our common stock. In the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock.

Delaware law and our amended and restated certificate of incorporation and by-laws will contain certain anti-takeover provisions that could delay or discourage business combinations and takeover attempts that stockholders may consider favorable.

Our amended and restated certificate of incorporation and by-laws, which we intend to adopt prior to the completion of this offering, will contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party that is opposed by our board of directors. These provisions will include a classified board, provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called or from taking action by written consent and provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals of topics for consideration at meetings of stockholders. These provisions may have the effect of delaying or preventing a change of control or changes in management that stockholders consider favorable. Additionally, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 may prohibit large stockholders, in particular those owning 15.0% or more of our outstanding voting stock, from merging or combining with us. These provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future which could reduce the market price of our stock.

The stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained after this offering. The initial public offering price of the common stock offered hereby was determined through our negotiations with the underwriters and may bear no relationship to the market price of the common stock after this offering. The market price of our common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results, market conditions specific to the business process outsourcing services industry and developments relating to India.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include but are not limited to:

•	our dependence on a limited number of clients in a limited number of industries,

•	our ability to attract and retain clients,

•	our ability to grow our business or effectively manage growth,

•	our ability to hire and retain enough sufficiently trained employees to support our operations,

•	telecommunications or technology disruptions,

•	negative public reaction in the United States or United Kingdom to offshore outsourcing,

•	future regulatory actions and conditions in our operating areas,

•	regulatory, legislative and judicial developments,

•	increasing competition in the business process outsourcing industry,

•	technological innovation,

•	political or economic instability in India,

•	worldwide economic and business conditions, and

•	our ability to successfully consummate strategic acquisitions.

These and other factors are more fully discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $             million, after deducting the underwriting discount and commission and estimated offering expenses of approximately $             million.

We intend to use the proceeds from this offering:

•	to redeem all outstanding shares of Series A preferred stock, the aggregate principal amount of which was $4.6 million plus accrued dividends of $0.9 million at September 30, 2004;

•	to repay all outstanding senior promissory notes payable to stockholders, the aggregate principal amount of which was $4.9 million plus accrued interest of $0.4 million at September 30, 2004; and

•	for working capital and general corporate purposes.

The Series A preferred stock is held by, and the senior promissory notes are payable to, certain of our directors, officers and significant stockholders. See “Certain Relationships and Related Transactions—Stock and Note Purchase Agreement.”

The senior promissory notes to be repurchased mature on December 13, 2007. The interest on $4,674,000 in aggregate principal amount of the notes accrues every six months from December 13, 2002 through maturity and the interest on $272,403 in aggregate principal amount of the notes accrues every six months from December 13, 2003 through maturity, in each case, at a rate equal to the greater of two and two-hundredths of a percent (2.02%) per semi-annum or LIBOR and must be paid on December 13, 2007 or on the day of any prepayment.

We have broad discretion as to the application of these proceeds. Prior to application, we may hold any net proceeds in cash or invest them in short-term securities. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004:

•	on an actual basis, and

•	on an as-adjusted basis, giving effect to:

•	the sale of shares of our common stock in this offering at an assumed public offering price of $ (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discount and the estimated offering expenses,

•	the application of the net proceeds of this offering as described under “Use of Proceeds,” and

•	the Share Conversion as described under “Certain Relationships and Related Transactions—Transactions Entered Into in Connection with this Offering—Share Conversion.”

	As of September 30, 2004
	Actual	As Adjusted
	(dollars in millions)
Cash and cash equivalents	$22.7	$

Senior promissory notes payable to stockholders	$5.3

Series A preferred stock, par value $.001 per share; 45,833.36 shares authorized and, as adjusted, no shares authorized; 45,424 shares issued and outstanding and, as adjusted, no shares issued and outstanding (1)	5.5

Stockholders’ equity (deficit):
Series A common stock, par value $.001 per share, 10,196,878 shares authorized and, as adjusted, no shares authorized; 10,081,778 shares issued and outstanding and, as adjusted, no shares issued and outstanding	—
Series B non-voting common stock, par value $.001 per share, 990,854 shares authorized and, as adjusted, no shares authorized; 528,657 shares issued and, as adjusted, no shares issued and outstanding	—
Common stock, par value $.001 per share, no authorized shares and, as adjusted, shares authorized; no shares issued and outstanding and, as adjusted, shares issued and outstanding (2)	—
Additional paid-in capital	17.2
Deferred stock based compensation	(0.5)
Retained earnings	6.6
Accumulated other comprehensive loss	(0.3)
Treasury stock	—

Total stockholders’ equity	23.0

Total capitalization	$33.5	$

(1)	The carrying value of the Series A preferred stock at September 30, 2004 is net of unamortized deferred compensation of $110,837 and unamortized issuance costs of $187,500. The as adjusted value reflects the acceleration of the vesting of such preferred stock and recognition of related amortization expenses.
(2)	Does not include options to purchase an aggregate of shares of common stock that are outstanding under our stock option plans or otherwise or that are to be granted effective upon consummation of this offering under our stock option plans.

DILUTION

If you invest in our common stock, you will be diluted to the extent the initial public offering price per share of our common stock exceeds the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value as of September 30, 2004 was approximately $             million, or $             per share of common stock (after giving effect to the Share Conversion). The net tangible book value per share represents the amount of our net worth, or total tangible assets less total liabilities, divided by                      shares of our common stock outstanding as of that date (after giving effect to the Share Conversion).

After giving effect to the Share Conversion, the issuance and sale of                      shares of our common stock in this offering and our receipt of approximately $             million in net proceeds from such sale, based on an assumed public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the underwriting discount and commission and the estimated expenses of the offering, our as adjusted net tangible book value per share as of September 30, 2004 would have been approximately $             million, or $             per share. This amount represents an immediate increase in net tangible book value of $             to existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of our common stock in this offering. Dilution per share is determined by subtracting the net tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock. The following table illustrates the per share dilution:

Initial public offering price per share	$
Net tangible book value per share as of September 30, 2004 (adjusted for the Share Conversion but excluding this offering)	$
Increase in net tangible book value per share attributable to new investors

As adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

The following table summarizes as of September 30, 2004, after giving effect to the Share Conversion and this offering as described above:

•	the total number of shares of common stock purchased from us,

•	the total consideration paid to us before deducting underwriting discounts and commissions of $ and estimated offering expenses of approximately $ , and

•	the average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering at the assumed initial public offering price of $ per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%	$

The foregoing tables do not include options to purchase an aggregate of                      shares of common stock that are outstanding under our stock option plans or otherwise or that are to be granted effective upon the consummation of this offering under our stock option plans. See “Management—Executive Compensation—Stock Option Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The table below presents our selected historical consolidated financial and other data for:

•	the following successor periods:

•	the nine months ended September 30, 2004 and 2003,

•	the year ended December 31, 2003,

•	the period from November 15, 2002 to December 31, 2002,

•	the following predecessor periods:

•	the period from January 1, 2002 to November 14, 2002,

•	the period from August 1, 2001 to December 31, 2001, and

•	the following pre-predecessor periods:

•	the period from April 1, 2001 to July 31, 2001,

•	the fiscal year ended March 31, 2001, and

•	the period from April 9, 1999 to March 31, 2000.

The selected balance sheet data as of December 31, 2003 and December 31, 2002, and the selected statement of operations data for the year ended December 31, 2003, the period from November 15 to December 31, 2002, the period from January 1 to November 14, 2002, the period from August 1 to December 31, 2001 and the period from April 1 to July 31, 2001 were derived from our consolidated financial statements which have been audited by Ernst & Young LLP, our independent registered public accounting firm, and are included elsewhere in this prospectus. The balance sheet data as of September 30, 2004, December 31, 2001, March 31, 2001 and March 31, 2000 and the income statement data for the nine months ended September 30, 2004, the nine months ended September 30, 2003, the fiscal year ended March 31, 2001 and the period from April 9, 1999 to March 31, 2000 were derived from our unaudited consolidated financial statements for these periods which include all adjustments consisting of normal recurring adjustments that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.

Our fiscal year ends on December 31. Prior to the 2001 Acquisition, our fiscal year ended on March 31. Accordingly, for the period prior to the 2001 Acquisition, we are presenting income statement data in this prospectus for the period from April 9, 1999, our pre-predecessor’s inception, to March 31, 2000 for fiscal year 2000 and for the period from April 1, 2000 to March 31, 2001 for fiscal year 2001.

The information set forth below should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Successor				Predecessor		Pre-predecessor
	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Year Ended December 31, 2003	Period from November 15 to December 31, 2002	Period from January 1 to November 14, 2002	Period from August 1 to December 31, 2001	Period from April 1 to July 31, 2001	Fiscal Year Ended March 31, 2001	Period from April 9, 1999 to March 31, 2000
	(unaudited)	(unaudited)						(unaudited)	(unaudited)
	(in millions, except share and per share data)
Statement of Operations Data:
Revenues(1)	$43.1	$19.0	$27.8	$3.3	$23.8	$8.7	$3.2	$0.8	$0.1
Cost of revenues(2)	27.2	12.6	18.4	1.3	11.7	4.6	2.2	1.1	0.2

Gross profit	15.9	6.4	9.4	2.0	12.1	4.1	1.0	(0.3)	(0.1)

Operating expenses:
General and administrative expenses(3)	7.7	5.8	7.9	3.0	8.8	2.7	2.2	2.9	0.2
Selling and marketing expenses	1.1	0.8	1.1	—	0.6	0.3	—	3.4	0.2
Depreciation and amortization	2.7	0.2	0.4	—	3.9	1.0	0.4	0.4	—

Total operating expenses	11.5	6.8	9.4	3.0	13.3	4.0	2.6	6.7	0.4

Income (loss) from operations	4.4	(0.4)	—	(1.0)	(1.2)	0.1	(1.6)	(7.0)	(0.5)

Other income (expense):
Foreign exchange gain (loss)	—	0.4	0.4	0.1	—	(0.1)	—	—	—
Interest and other income	0.2	0.2	0.2	—	—	—	—	0.2	—
Interest expense	(0.3)	(0.2)	(0.3)	—	—	—	—	—	—
Goodwill impairment(4)	—	—	—	—	(46.0)	—	—	—	—

Income (loss) before income taxes and extraordinary item	4.3	—	0.3	(0.9)	(47.2)	—	(1.6)	(6.8)	(0.5)
Income tax provision	0.3	0.7	0.8	—	0.1	—	—	—	0.2

Income (loss) before extraordinary gain	4.0	(0.7)	(0.5)	(0.9)	(47.3)	—	(1.6)	(6.8)	(0.7)
Extraordinary gain	—	—	—	5.0	—	—	—	—	—

Net income (loss)	4.0	(0.7)	(0.5)	4.1	(47.3)	—	(1.6)	(6.8)	(0.7)
Dividends and accretion on preferred stock	(0.5)	(0.4)	(0.5)	(0.1)	—	—	—	—	—

Net income (loss) to common stockholders	$3.5	$(1.1)	$(1.0)	$4.0	$(47.3)	$—	$(1.6)	$(6.8)	$(0.7)

Basic and diluted earnings (loss) per share to common stockholders:
Basic	$0.35	$(0.12)	$(0.10)	$0.43	$(4.95)	$—	$(0.16)	$(0.71)	$(0.07)

Diluted	$0.34	$(0.12)	$(0.10)	$0.43	$(4.95)	$—	$(0.16)	$(0.71)	$(0.07)

Weighted average number of shares used in computing earnings per share:
Basic	10,160,691	9,713,411	9,784,420	9,555,462	9,555,462	9,555,462	9,555,462	9,555,462	9,555,462
Diluted	10,445,060	9,713,411	9,784,420	9,555,462	9,555,462	9,555,462	9,555,462	9,555,462	9,555,462

	At September 30, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001	At March 31, 2001	At March 31, 2000
	(unaudited)			(unaudited)	(unaudited)	(unaudited)
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$22.7	$8.6	$15.7	$2.5	$4.1	$2.3
Working capital	17.4	8.2	13.7	(5.6)	4.0	2.4
Total assets	49.2	21.9	20.3	65.1	7.8	2.8
Total debt	5.3	5.2	4.7	—	—	0.1
Series A preferred stock	5.2	4.7	3.8	—	—	—
Stockholders’ equity	23.0	4.9	6.2	51.8	6.9	2.4

(1)	In accordance with GAAP, we include the amount of telecommunications and travel-related costs that are billed to and reimbursed by our clients in our revenues. Revenues include reimbursable expenses of $3,076,185 for the nine months ended September 30, 2004, $476,553 for the nine months ended September 30, 2003, $555,372 for the fiscal year ended December 31, 2003, $2,470 for the period from November 15 to December 31, 2002, $69,096 for the period from January 1 to November 14, 2002, $56,838 for the period from August 1 to December 31, 2001, and $0 for all other periods presented.
(2)	Cost of revenues includes non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to employees directly involved in providing services to our clients. Cost of revenues excludes depreciation and amortization related to fixed assets.
(3)	General and administrative expenses include non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to our non-operations staff.
(4)	Impairment of goodwill in connection with the 2001 Acquisition recognized by our predecessor.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See “Forward-looking Statements.”

Overview

We are a leading provider of offshore business process outsourcing (“BPO”) solutions, primarily serving the needs of Global 1000 companies in the banking, financial services and insurance (“BFSI”) segment. We provide integrated front-, middle- and back-office process outsourcing solutions and manage large-scale processes for our U.S.-based and U.K.-based clients. We also offer various specialized advisory and other services to our clients. A significant portion of our business relates to processes that we believe are integral to our clients’ operations, and the close nature of our relationships with our clients allows us to develop strong strategic long-term relationships with them.

We market our services directly through our sales and marketing team, which operates out of New York City and London, and our business development team, which operates out of Noida, India. We currently operate four operations facilities in India and anticipate opening a new 500-seat facility in Noida, India, by mid-2005 and an offshore BPO operation outside of India by September 2005.

Revenues

We generate revenues principally from contracts to provide BPO or advisory services. For the nine months ended September 30, 2004, we had revenues of $43.1 million compared to $19.0 million for the nine months ended September 30, 2003, representing an increase of 126.8%. In 2003, our revenues attributable to clients other than Conseco were $22.9 million compared to $1.6 million for 2002. Prior to 2003, our revenues were generated principally from Conseco. We attribute our revenue growth to a number of factors, including the growth of our client base, the increase in the size, number and complexity of projects for our clients, and the addition of new services, including advisory services. We anticipate continued revenue growth as we expand our service offerings, acquire new clients and existing clients provide us with more business.

We provide our clients with a range of BPO services, including insurance services, banking and financial services, finance and accounting services and collection services. Our clients transfer the management and execution of their processes or business functions to us. As part of this transfer, we hire and train employees to work at our operations centers on the relevant BPO service, implement a process migration to that operations center and then provide services either to that client or directly to that client’s customers. Each client contract has different terms based on the scope, deliverables and complexity of the engagement.

We enter into long-term agreements with our clients of typically between three and seven years. A substantial majority of our agreements with our BFSI clients have terms of over three years. Although these agreements provide us with a relatively predictable revenue base, the long selling cycle for our BPO services, as well as the budget and approval processes of prospective clients, make it difficult to predict the timing of new client acquisitions. Revenues under new client contracts also vary depending on when we complete the selling cycle and the implementation phase.

We serve clients mainly in North America and the United Kingdom, with these two regions generating approximately 48.0% and approximately 52.0% of our revenues, respectively, for the nine months ended September 30, 2004. See “—Foreign Exchange—Exchange Rates.”

We have two separate contracts with our largest client, Norwich Union, which together represented $22.5 million, or 52.2% of our revenues, for the nine months ended September 30, 2004. These contracts can only be terminated for cause during their initial terms, which expire in 2007 and 2009, while our other clients can terminate their contracts without cause during their initial terms. Since we collect revenues on contracts as services are provided, terminated contracts are only subject to collection for portions of the contract completed through the time of termination and payment of applicable penalties. In an effort to avoid early or abrupt contract terminations, we tailor the terms of our contracts according to client needs, review our ability and our clients’ ability to perform on a contract, monitor the progress of all contracts and consider any conditions that might lead to a contract termination.

We recognize revenues from services provided under our client contracts on a cost-plus, time-and-materials or unit-price basis. Under cost-plus arrangements, we apply a mark-up (based on the service levels we achieve) to the contractually agreed direct and apportioned indirect costs we incur and invoice the client for the marked-up cost. Time-and-materials arrangements typically involve billings based on productive minutes or hours as we perform the related services. Unit-price arrangements involve billings based on productive units (such as the number of e-mail responses) as we deliver the services to the client. In connection with unit-priced contracts, if we do not estimate the resources and time required for a unit-price project accurately or do not meet our contractual obligations within the required timeframe, we could incur a material adverse effect on our business, results of operations, financial condition and cash flows.

Revenues also include amounts representing reimbursable expenses that are billed to and reimbursed by our clients and typically include telecommunications and travel-related costs. The amount of reimbursable expenses that we incur, and any resulting revenues, can vary significantly from period to period depending on each client’s situation and on the type of services provided.

In addition, Dell, one of our largest clients, experiences seasonal changes in its operations in connection with the year-end holiday season and the school year, which affects our period-to-period results.

We bear the risk of inflation and fluctuations in currency exchange rates with respect to our contracts, and our operating results could be negatively affected by adverse changes in wage inflation rates and foreign currency exchange rates. Although we take steps to hedge a substantial portion of our Indian rupee-U.S. dollar foreign currency exposures, our results of operations may be adversely affected if there is significant fluctuation among the rupee, the pound sterling and the U.S. dollar or if our hedging strategy is unsuccessful. See “—Qualitative and Quantitative Disclosures About Market Risk—Components of Market Risk—Exchange Rate Risk,” “—Expenses—Cost of Revenues” and “—Foreign Exchange—Exchange Rates.” As a result of these factors, our operating results may vary significantly from period to period.

We derive a significant portion of our revenues from a limited number of large clients. During the nine months ended September 30, 2004 and the nine months ended September 30, 2003, the revenues from our five largest clients grew to $38.6 million and $18.7 million, respectively, accounting for 89.6% and 98.4% of our revenues, respectively. During the same periods, revenues from our contracts with our two largest current clients, Norwich Union and Dell (including Dell Financial Services), accounted for 77.4% and 67.8% of our revenues, respectively. As a result of our shift in focus to clients other than Conseco following the 2002 Acquisition and the subsequent bankruptcy of Conseco, commencing in March 2003 our revenues from other clients have increased significantly while revenues from Conseco have decreased significantly. For the nine months ended September 30, 2004, revenues from Conseco represented less than 3.0% of our revenues, compared to 23.7% of our revenues for the nine months ended September 30, 2003. We added four new clients for our services in 2003 and 13 new clients in 2004.

Norwich Union has the option from February 2007 through February 2011 under one of its contracts with us to assume the operations of one of our facilities in Pune, India, by paying us an amount that will approximate the net asset value of that facility on the date of transfer plus the aggregate amount of certain foregone profits. The exercise of this option would result in both a loss of revenues and the loss of all of our employees who are at that time working under that contract. We expect that any decline in revenues that we would experience if Norwich Union exercises this option would be partially offset by a decrease in expenses associated with the operation of the Pune facilities. For more information, see “Certain Relationships and Related Transactions—Agreements with Norwich Union—Option to Purchase Stock of NCOP.”

Expenses

Cost of Revenues

Our cost of revenues primarily consists of:

•	employee costs, which include salary, retention and other compensation expenses; recruitment and training costs; non-cash amortization of deferred stock compensation expense; and traveling and lodging costs, and

•	costs relating to our facilities and communications network, which include telecommunications and IT costs; facilities and customer management support; operational expenses for our outsourcing centers; and rent expenses.

Our most significant cost of revenues is employee compensation, recruitment, training and retention. Salary levels in India, employee turnover rates and our ability to efficiently manage and utilize our employees significantly affect our cost of revenues. See “—Foreign Exchange—Exchange Rates.” We make every effort to manage employee and capacity utilization and continuously monitor service levels and staffing requirements. Although we generally have been able to reallocate our employees as client demand has fluctuated, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher-than-expected number of unassigned employees, which would increase our cost of revenues as a percentage of revenues until we are able to reduce or reallocate our headcount. A significant increase in the turnover rate among our employees in India, particularly among the highly skilled workforce needed to execute BPO services, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. In addition, cost of revenues also includes a non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to employees directly involved in providing services to our clients.

We expect our cost of revenues to increase as we add additional professionals in India in 2004 and 2005 to service additional business and as wages continue to increase in India. See “Risk Factors—Risks Related to our Business—Wage increases in India may prevent us from sustaining our competitive advantage and may reduce our profit margin” and “—We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee turnover rates.”

Cost of revenues is also affected by our long selling cycle and implementation period for our BPO services, which require significant commitments of capital, resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them as to the value of our services and assessing the feasibility of integrating our systems and processes with theirs. In addition, once we are engaged by a client in a new contract, our cost of revenues may represent a higher percentage of revenues until the implementation phase for that contract of three to four months is completed. We also expect cost of revenues to increase when we add new operations facilities due to increases in telecommunications and rent expenses and other facilities operating costs. As we increase the size, number and complexity of projects for our clients and broaden our client base and as our business volumes increase, however, we expect to benefit from economies of scale and a more effective utilization of resources, which we expect will decrease our related cost of revenues.

SG&A Expenses

Our general and administrative expenses are comprised of expenses relating to salaries of senior management and other support personnel, legal and other professional fees, telecommunications, utilities and other miscellaneous administrative costs. Selling and marketing expenses primarily consist of salaries of sales and marketing personnel, travel and brand building. We expect SG&A expenses to continue to increase in absolute dollars to support our planned growth. We also expect our accounting, insurance and legal fees to increase after the consummation of this offering as a result of being a public company. SG&A expenses also include non-cash amortization of deferred stock compensation expense related to our issuance of stock options to senior management, members of our board of directors and advisory board, other support personnel and consultants.

Depreciation and Amortization

Depreciation and amortization pertains to depreciation and amortization of our tangible assets, including network equipment, cabling, computers, office furniture and equipment, motor vehicles and leasehold improvements. Non-cash amortization of deferred stock compensation expenses are not included in depreciation and amortization, but are included as an element of compensation expenses as described above.

Other Income (Expense)

Other income (expense) includes interest income and expense and foreign exchange gains or losses.

Foreign Exchange

Exchange Rates

Although a substantial portion of our revenues are denominated in pounds sterling (52.0% for the nine months ended September 30, 2004) or U.S. dollars (48.0% for that period), most of our expenses (74.0% for that period) are incurred and paid in the Indian rupee. The exchange rates among the Indian rupee, the pound sterling and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. The results of our operations are affected as the rupee appreciates or depreciates against the U.S. dollar or the pound sterling. See “—Qualitative and Quantitative Disclosures About Market Risk—Components of Market Risk—Exchange Rate Risk.”

In addition, we report our financial results in U.S. dollars and a substantial portion of our revenues is earned in pounds sterling. Accordingly, our results of operations are adversely affected as the pound sterling depreciates against the U.S. dollar. See “—Qualitative and Quantitative Disclosures About Market Risk—Components of Market Risk—Exchange Rate Risk.”

Currency Regulation

According to the prevailing foreign exchange regulations in India, an exporter of BPO services which is registered with a software technology park or an export processing zone in India, such as EXL India, is required to realize its export proceeds within a period of twelve months from the date of exports. Similarly, in the event that such exporter has received any advance against exports in foreign exchange from its overseas customers, it will have to render the requisite services so that the advances so received are earned within a period of twelve months. If EXL India did not meet these conditions, it would be required to obtain permission to export foreign currency from the Reserve Bank of India.

EXL Holdings receives payments under most of our client contracts and is invoiced by EXL India in respect of services that EXL India provides to our clients under these contracts. EXL India holds the foreign currency it receives, primarily from EXL Holdings, in an export earners foreign currency account. All foreign exchange requirements, including import of capital goods, expenses incurred during foreign traveling of employees and discharge of foreign exchange can be met using the foreign currency in that account. As and when funds are required in India, these funds are transferred to an ordinary rupee account.

We also maintain certain foreign currency accounts outside India with the prior approval of the Reserve Bank of India to meet our foreign exchange requirements outside India.

Income Taxes

The Indian Finance Act, 2000 provides EXL India with a ten-year holiday from Indian corporate income taxes as an entity exporting IT services from designated software technology parks and export processing zones in India. The Finance Act, 2000 phases out the tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a ten-year tax holiday, new facilities set up on or before March 31, 2001 have a nine-year tax holiday and so forth until March 31, 2009. After March 31, 2009, the tax holiday will no longer be available to new facilities. EXL India provides BPO services from its two wholly-owned export oriented units situated in Noida and Pune. The income derived from the services rendered from these facilities is not subject to taxes in India until March 31, 2009.

As a result of the tax holiday, our BPO service operations have been subject to relatively lower tax liabilities. The tax holiday allowed us to recognize income tax expense of $0.3 million for the nine months ended September 30, 2004 compared to $1.0 million that we would have incurred if the tax holiday had not been available for that period (without accounting for double taxation treaty set-offs). When our tax holiday expires or terminates, our tax expense will materially increase. While we have incurred losses under applicable Indian tax laws, we have decided not to carry forward these losses.

U.S. and Indian transfer-pricing regulations require that any international transaction involving associated enterprises be at an arm’s-length price. Transactions among our subsidiaries and us may be considered such transactions. Accordingly, we determine the pricing among our associated enterprises on the basis of detailed functional and economic analysis involving benchmarking against transactions among entities that are not under common control. If the applicable income tax authorities review any of our tax returns and determine that the transfer price we applied was not appropriate, we may incur increased tax liability, including accrued interest and penalties.

EXL Holdings is subject to U.S. income taxes on the profits it recognizes in the United States.

Acquisition History

Our pre-predecessor, EXL Inc., was formed on April 9, 1999 and began commercial operations in October 2000. On August 1, 2001, EXL Inc. was acquired by Conseco in the 2001 Acquisition and operated as Conseco’s wholly-owned subsidiary, providing services principally to Conseco and its affiliates until November 14, 2002. Conseco accounted for the acquisition using the purchase method. All purchase accounting adjustments recorded by Conseco were pushed down to the financial statements of our predecessor as the acquisition by Conseco created a new accounting basis for our predecessor. Accordingly, our predecessor recognized goodwill of $46.0 million. Our predecessor subsequently recorded a goodwill impairment charge of $46.0 million.

We were formed by a group including Vikram Talwar, Rohit Kapoor, Oak Hill Capital Partners L.P., FTVentures and certain other members of our senior management team. On November 14, 2002 we purchased EXL Inc. from Conseco in the 2002 Acquisition and EXL Inc. became our wholly-owned subsidiary. We accounted for the 2002 Acquisition using the purchase method in accordance with SFAS No. 141 “Business Combination” (“SFAS 141”). The fair value of the net assets acquired exceeded the cost. In accordance with

SFAS 141, we allocated the excess of the fair value over the cost to the non-current assets acquired. Such allocation resulted in reducing the carrying value of fixed assets to zero, and we recognized the remaining excess of the fair value of the net assets acquired over cost of approximately $5.0 million as an extraordinary gain in our consolidated financial statements. As a result, the net carrying value of the fixed assets we acquired in the 2002 Acquisition were recorded at zero value in our books, causing depreciation expense to decline significantly after the 2002 Acquisition.

Critical Accounting Policies

We consider the policies discussed below to be critical to an understanding of our financial statements, as their application places the most significant demands on management’s judgment regarding matters that are inherently uncertain. These policies include revenue recognition, estimating tax liabilities and stock-based compensation. These accounting policies and the associated risks are set out below. Future events may not develop exactly as forecast, and estimates routinely require adjustment.

Revenue Recognition

We derive revenues from BPO and advisory services provided on a cost-plus, time-and-materials or unit-priced basis. We recognize revenues as services are rendered, provided that persuasive evidence of an arrangement exists, there are no remaining obligations with respect to the services rendered and collection is considered probable. We invoice clients in accordance with agreed rates and billing arrangements. We recognize revenues from the last billing date to the balance sheet date as unbilled revenues, and we recognize billings in excess of revenues earned or advances received from clients as deferred income.

Under cost-plus arrangements, we apply a mark-up (based on the service levels we achieve) to the contractually agreed direct and apportioned indirect costs we incur and invoice the client for the marked-up cost. Time-and-materials arrangements typically involve billings based on productive time as we perform the related services. Unit-price arrangements involve billings based on productive units as we deliver the services to the client.

Income Taxes

As part of the process of preparing our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. Tax estimates include decisions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position and the information presently available to us, we believe we have adequately accrued for probable exposures as of September 30, 2004. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

Applicable transfer pricing regulations require that any international transaction involving associated enterprises be at an arm’s-length price. Transactions amongst our subsidiaries and us may be considered such transactions. Accordingly, we determine the pricing among our associated enterprises on the basis of detailed functional and economic analysis involving benchmarking against transactions among entities that are not under common control.

We recognize deferred tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date.

We determine if a valuation allowance is required or not on the basis of an assessment of whether it is more likely than not that a deferred tax asset will be realized. Accordingly, we have provided a valuation allowance against our entire net deferred tax asset. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. The effect of a change in judgment concerning the realizability of deferred tax assets would be included in income from continuing operations.

Stock-based Compensation

We have adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under SFAS 123, we are permitted to measure compensation costs for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under APB 25, compensation expense is generally not recognized when both the exercise price is the same as the market price and the number of shares to be issued is set on the date the employee stock option is granted. We have chosen to use the intrinsic value method to measure our compensation costs. If we had used the fair value method, we would have recognized additional compensation expense. See Note 2 to our consolidated financial statements.

In the past, we awarded a limited number of stock options to employees at exercise prices that were below fair market value. For these options, we record deferred stock-based compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. We amortize the deferred compensation charges ratably over the vesting period of the underlying option awards. We use the fair value method under SFAS 123 to account for options granted to non-employees.

Pension Plan Liability

We provide our employees in India with benefits under a defined benefit plan (the “Gratuity Plan”). The Gratuity Plan provides a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the respective employee’s salary and years of employment with us. We determine our liability under the Gratuity Plan by actuarial valuation using the projected unit credit method. Under this method, we determine our liability based upon the discounted value of salary increases until the date of separation arising from retirement, death, resignation or other termination of services. Critical assumptions used in measuring the plan expense and projected liability under the projected unit credit method include the discount rate, expected return on assets and the expected increase in the compensation rates. We evaluate these critical assumptions at least annually. We periodically evaluate and update other assumptions used in the projected unit credit method involving demographic factors, such as retirement age and turnover rate, to reflect our experience. The future mortality rates used are consistent with those published by the Life Insurance Corporation of India.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The discount rate we use is equal to the yield on high-quality fixed income investments in India at the measurement date. A lower discount rate increases the present value of benefit obligations and therefore increases gratuity expense. Since our Gratuity Plan is unfunded, we have not assumed any returns on assets. A 100 basis point decrease/increase in the discount rate would have the impact of increasing/decreasing the projected benefit obligation at December 31, 2003 and decreasing/increasing earnings for the year ended December 31, 2003 by $0.02 million. Similarly, a 100 basis point decrease/increase in the rate of compensation increases would have the impact of decreasing/increasing the projected benefit obligation at December 31, 2003 and increasing/decreasing earnings for that year by $0.02 million.

Results of Operations

In the following discussion and analysis, we have combined financial information for the period from April 1, 2001 to July 31, 2001 (pre-predecessor) and the period from August 1, 2001 to December 31, 2001 (predecessor) included elsewhere in this prospectus for clarity in comparing our results for 2001 and 2002. We have also combined financial information for the period from January 1, 2002 to November 14, 2002 (predecessor) and the period from November 15, 2002 to December 31, 2002 (successor) included elsewhere in this prospectus for clarity purposes in comparing our results for 2002 to both 2001 and 2003. The presentation of this unaudited combined consolidated financial information is not a recognized presentation under GAAP and is not indicative of our operating results for the nine months ended December 31, 2001 or the year ended December 31, 2002, respectively.

The following table summarizes our results of operations (dollars in millions):

	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Year Ended December 31, 2003	Combined Year Ended December 31, 2002	Combined Nine Months Ended December 31, 2001
	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Revenues(1)	$43.1	$19.0	$27.8	$27.1	$11.9
Cost of revenues(2)	27.2	12.6	18.4	13.0	6.8

Gross profit	15.9	6.4	9.4	14.1	5.1

Operating expenses:
General and administrative and selling and marketing expenses(3)	8.8	6.6	9.0	12.4	5.2
Depreciation and amortization	2.7	0.2	0.4	3.9	1.4

Total operating expenses	11.5	6.8	9.4	16.3	6.6

Income (loss) from operations	4.4	(0.4)	—	(2.2)	(1.5)

Other income (expense):
Foreign exchange gain (loss)	—	0.4	0.4	0.1	(0.1)
Interest and other income	0.2	0.2	0.2	—	—
Interest expense	(0.3)	(0.2)	(0.3)	—	—
Goodwill impairment(4)	—	—	—	(46.0)	—

Income (loss) before income taxes and extraordinary item	4.3	—	0.3	(48.1)	(1.6)
Income tax provision	0.3	0.7	0.8	0.1	—

Income (loss) before extraordinary gain	4.0	(0.7)	(0.5)	(48.2)	(1.6)
Extraordinary gain	—	—	—	5.0	—

Net income (loss)	$4.0	$(0.7)	$(0.5)	$(43.2)	$(1.6)

(1)	In accordance with GAAP, we include the amount of telecommunications and travel-related costs that are billed to and reimbursed by our clients in our revenues.
(2)	Cost of revenues includes non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to employees directly involved in providing services to our clients. Cost of revenues excludes depreciation and amortization related to fixed assets.
(3)	SG&A expenses include non-cash amortization of deferred stock compensation expense relating to our issuance of stock options to our non-operations staff.
(4)	Impairment of goodwill in connection with the 2001 Acquisition recognized by our predecessor.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Revenues.    Revenues increased approximately 126.8% from $19.0 million for the nine months ended September 30, 2003 (including $0.6 million of reimbursable expenses) to $43.1 million for the nine months ended September 30, 2004 (including $3.1 million of reimbursable expenses) primarily as a result of the growth of our client base, the increase in size and number of services we provided and the addition of new services, such as advisory services. We added seven new clients for our services, including advisory services, during the nine months ended September 30, 2004 compared to two new clients during the nine months ended September 30, 2003. Revenues generated from new clients were $7.9 million for the nine months ended September 30, 2003 accounting for 41.6% of revenues as compared to $3.7 million for the nine months ended September 30, 2004 accounting for 8.6% of revenues. These increases were partially offset by a decline in revenues from Conseco, principally as a result of Conseco’s reduced business activity following its bankruptcy in late 2002. For the nine months ended September 30, 2004, Conseco contributed 3.0% of revenues compared to 23.7% of revenues for the nine months ended September 30, 2003. Revenues from new clients is an indicator of successful marketing efforts and does not represent a trend in our results of operations. We measure our revenues from new clients as revenues generated from new clients added and not as an increase in revenues from our existing clients.

Cost of Revenues.    Cost of revenues increased 115.9% from $12.6 million for the nine months ended September 30, 2003 (including $0.6 million of reimbursable expenses) to $27.2 million for the nine months ended September 30, 2004 (including $3.1 million of reimbursable expenses). The increase was primarily attributable to an increase in the salaries and personnel expenses associated with the growth in the number of our employees in operations from 2,323 at September 30, 2003 to 3,887 at September 30, 2004. Salaries and personnel expenses increased from $7.6 million for the nine months ended September 30, 2003 to $16.1 million for the nine months ended September 30, 2004. Cost of revenues also increased due to an increase in reimbursable expenses primarily as a result of substantially increased client-site training.

Facilities operating costs increased from $1.5 million for the nine months ended September 30, 2003 to $3.5 million for the nine months ended September 30, 2004 primarily as a result of our increased workforce and the addition of our Pune facility, which became operational in January 2004. Our technology and telecom operating costs increased 60.7% from $2.8 million for the nine months ended September 30, 2003 to $4.5 million for the nine months ended September 30, 2004 primarily as a result of our increased business volume.

As a percentage of revenues, cost of revenues decreased from 66.3% for the nine months ended September 30, 2003 to 63.1% for the nine months ended September 30, 2004 due to improved employee utilization.

Gross Profit.    Gross profit increased 148.4% from $6.4 million for the nine months ended September 30, 2003 to $15.9 million for the nine months ended September 30, 2004. As a percentage of revenues, gross profit increased from 33.7% for the nine months ended September 30, 2003 to 36.9% for the nine months ended September 30, 2004.

SG&A Expenses.    SG&A expenses increased 33.3% from $6.6 million for the nine months ended September 30, 2003 to $8.8 million for the nine months ended September 30, 2004. This increase was primarily due to increased salary and personnel expenses relating to our non-operations staff incurred to expand our sales efforts and organizational infrastructure. Salary and personnel expenses increased from $3.8 million for the nine months ended September 30, 2003 to $5.4 million for the nine months ended September 30, 2004. SG&A expenses declined as a percentage of revenues from 34.7% for the nine months ended September 30, 2003 to 20.4% for the nine months ended September 30, 2004. We believe that the rate of increase in our SG&A expenses was lower than the corresponding increase in our revenues as a result of our more effective utilization of resources and increased economies of scale.

Depreciation and Amortization.    Depreciation and amortization increased significantly from $0.2 million for the nine months ended September 30, 2003 to $2.7 million for the nine months ended September 30, 2004. The 2002 Acquisition of EXL Inc. from Conseco resulted in negative goodwill. In accordance with SFAS 141, we allocated the excess of the fair value over cost to the fixed assets and other non current assets acquired thereby reducing their carrying value to zero as of November 15, 2002. Accordingly there was minimal depreciation for the nine months ended September 30, 2003. Depreciation for the nine months ended September 30, 2004 includes depreciation on fixed assets acquired for our Pune facility, which became operational in January 2004.

Income/(Loss) From Operations.    Income from operations has improved from a loss of $0.4 million for the nine months ended September 30, 2003 to income of $4.4 million for the nine months ended September 30, 2004. The increase in operating margin was primarily due to increased revenues from clients other than Conseco resulting from our sales and marketing efforts during 2003.

Other Income/(Expenses).    Other income for the nine months ended September 30, 2003 was $0.4 million as compared to expenses of $0.1 million for the nine months ended September 30, 2004, primarily due to exchange rate fluctuations and a decline in interest income resulting from lower average cash balances in our bank accounts and lower interest rates.

Provision for Income Taxes.    The provision for income taxes, which was for U.S. federal alternative minimum tax, decreased from $0.7 million for the nine months ended September 30, 2003 to $0.3 million for the nine months ended September 30, 2004.

Net Income/(Loss).    Net income was $4.0 million for the nine months ended September 30, 2004 as compared to a net loss of $0.7 million for the nine months ended September 30, 2003.

Year Ended December 31, 2003 Compared to Combined Year Ended December 31, 2002

Revenues.    Although our revenues increased 2.6% from $27.1 million for 2002 (including $0.1 million of reimbursable expenses) to $27.8 million for 2003 (including $0.6 million of reimbursable expenses), we experienced a significant shift in our revenues mix from 2002 to 2003. In 2003, our revenue sources diversified geographically to include clients in the United Kingdom (representing 43.0% of our 2003 revenues) primarily as a result of our entry into a large contract with Norwich Union, whereas in 2002 all of our revenues were derived from North American clients. Revenues generated from new clients, including Norwich Union, grew from $ 0.1 million in 2002 to $12.0 million in 2003, accounting for 43.2% of our revenues in 2003 compared to 0.4% in 2002. These increases were, however, partially offset by a decline in revenues from Conseco. The overall contribution of Conseco to our revenues decreased from 94.0% in 2002 to 18.0% in 2003 as a result of the 2002 Acquisition and the bankruptcy of Conseco in late 2002.

Cost of Revenues.    Cost of revenues increased by 41.5% from $13.0 million in 2002 (including $0.1 million of reimbursable expenses) to $18.4 million in 2003 (including $0.6 million of reimbursable expenses). This increase in cost of revenues was primarily due to an increase in personnel costs from $6.6 million in 2002 to $11.2 million in 2003. In 2003, because of a significant decline in Conseco operations, a large number of our employees were redeployed to new client processes, resulting in additional redeployment and training costs. In addition, in 2003, we substantially increased the scope and scale of services provided to two of our largest clients. As a result, even though revenues did not increase, salary costs increased due to large-scale investment in hiring, recruitment and training of new staff and training and redeployment of existing staff. The number of our employees in operations increased from 1,541 at December 31, 2002 to 2,321 at December 31, 2003.

Gross Profit.    Gross profit decreased 33.3% from $14.1 million in 2002 to $9.4 million in 2003 primarily due to the reduction in the volume of services we provided to Conseco as a result of our shift in focus to new clients following the 2002 Acquisition and the bankruptcy of Conseco in late 2002. As a percentage of revenues, gross profit decreased from 52.0% in 2002 to 33.8% in 2003.

SG&A Expenses.    SG&A expenses decreased 27.4% from $12.4 million in 2002 to $9.0 million in 2003 due to increased expenses in 2002 resulting from the 2002 Acquisition and the agreements relating to the winding down of Conseco operations at the end of 2002. Due to increased expenses and decreased revenues resulting from the 2002 Acquisition and the winding down of Conseco operations at the end of 2002, SG&A expenses decreased as a percentage of revenues from 45.8% in 2002 to approximately 32.4% in 2003.

Depreciation and Amortization.    Depreciation and amortization decreased by 89.7% from $3.9 million in 2002 to $0.4 million in 2003. In 2003, all of our depreciation was attributable to depreciation of our facilities capitalized after the 2002 Acquisition. As a result of the 2002 Acquisition, we recognized negative goodwill. In accordance with SFAS 141, we allocated the excess of the fair value over cost to the fixed assets and other non-current assets acquired, thereby reducing the carrying value of those assets to zero. As a result, depreciation in 2003 declined significantly in comparison to 2002.

Net Income/(Loss).    Net income improved from a loss of $43.2 million for the year ended December 31, 2002 to a loss of $0.4 million for the year ended December 31, 2003.

Provision for Income Taxes.    The provision for income taxes increased from $0.1 million in 2002 to $0.8 million primarily as a result of an additional provision of $0.7 million for U.S. federal alternative minimum taxes in 2003. To compute the alternative minimum taxes, the Internal Revenue Service has prescribed various adjustments that serve to either increase or decrease regular taxable income. One of these adjustments is the adjusted current earnings or “ACE” adjustment, which required us to recalculate the adjusted basis of each of our assets for tax purposes in connection with the 2002 acquisition.

Combined Year Ended December 31, 2002 Compared to Combined Nine Months Ended December 31, 2001

The accounting period of the combined year ended December 31, 2002 is not comparable with the accounting period of the combined nine months ended December 31, 2001 due to the different accounting basis and the difference in the length of the accounting periods.

Revenues.    Revenues increased 127.7% from $11.9 million (including $0.1 million of reimbursable expenses) for the nine month period ended December 31, 2001 to $27.1 million (including $0.1 million of reimbursable expenses) for the year ended December 31, 2002 primarily as a result of the increase in the volume of services we provided to Conseco and the different lengths of accounting periods. Revenues from Conseco were 94.1% of revenues for the nine months ended December 31, 2001 and 94.0% of revenues for the year ended December 31, 2002.

Cost of Revenues.    Cost of revenues decreased from 57.1% of revenues in the nine months ended December 31, 2001 to 48.0% of revenues in the year ended December 31, 2002. This decrease was mainly due to better utilization of our resources as Conseco business volumes increased following the 2001 Acquisition.

Gross Profit.    Gross profit increased from 42.9% of revenues in the nine months ended December 31, 2001 to 52.0% of revenues in the year ended December 31, 2002 primarily as a result of the better utilization of resources and increase in the volume of services we provided to Conseco.

SG&A Expenses.    SG&A expenses increased from 43.7% of revenues in the nine months ended December 31, 2001 to 45.8% of revenues in the year ended December 31, 2002 due primarily to increased expenses during year 2002 resulting from the 2002 Acquisition and the agreements relating to the winding down of Conseco operations.

Depreciation and Amortization.    Depreciation and amortization increased from 11.8% of revenues in the nine months ended December 31, 2001 to 14.4% of revenues in the year ended December 31, 2002 due to an increase in our asset base resulting from the expansion of our operations in late 2001 and 2002.

Liquidity and Capital Resources

Historically, our capital requirements have principally been for establishing offshore operations facilities in India. We expect this to continue for the foreseeable future. We have financed our operations primarily through sales of equity and some debt securities and, more recently, through cash flows from operations. In connection with the 2002 Acquisition in December 2002, we sold promissory notes, preferred stock and common stock to a group of our stockholders and certain members of our management for an aggregate of $10.1 million. In July 2004, we issued and sold 526,316 shares of our Series A common stock (              shares after giving effect to the Share Conversion) to our client, Norwich Union, for an aggregate purchase price in cash of $12.5 million. At September 30, 2004, we had $22.7 million in cash and cash equivalents on hand.

Generally, factors that affect our earnings—for example, pricing, volume of services, costs and productivity—affect our cash flows provided by operations similarly. However, while management of working capital, including timing of collections and payments, affects operating results only indirectly, the impact on working capital and cash flows provided by operating activities can be significant. Cash flows provided by operating activities increased to $11.9 million for the nine months ended September 30, 2004 compared to cash used in operating activities of approximately $2.6 million for the nine months ended September 30, 2003 due to several factors. First, net income increased to $4.0 million for the nine months ended September 30, 2004 compared to a loss of $0.7 million for the nine months ended September 30, 2003 as a result of our higher business volumes and better utilization of committed resources. In addition, our working capital for the nine months ended September 30, 2004 increased by $4.7 million as compared to a decrease of $2.3 million for the nine months ended September 30, 2003. The improvement in working capital is the result of $7.1 million of advances we received from Norwich Union, a $2.4 million decrease in accounts receivable as a result of improved collection from our clients and an increase in accrued expenses and other liabilities of $2.3 million due to the timing in payment of certain liabilities. Cash used in operating activities in 2003 was $1.9 million compared to $2.1 million for the combined 2002 period.

Cash used in investing activities has been mainly for our purchase of fixed assets, including telecommunications equipment and leasehold improvements, and development of our four operating facilities in India. Cash used in investing activities increased to $10.5 million for the nine months ended September 30, 2004 from $1.5 million for the nine months ended September 30, 2003 as a result of the development of our operating facilities in Pune, which have a capacity of approximately 1,400 seats, including 400 seats in Center IV. We spent a significant portion of this money on leasehold improvements and technology and telecommunications infrastructure. Cash used in investing activities was $5.4 million in 2003 compared to inflow of cash from investing activities of $2.3 million for the combined 2002 period. The inflow in the combined 2002 period was primarily a result of cash aggregating $7.0 million acquired in the acquisition of EXL Inc. during the period.

Cash provided by financing activities increased to $12.5 million for the nine months ended September 30, 2004 from $0.6 million for the nine months ended September 30, 2003, primarily as a result of the investment of $12.5 million in us by Norwich Union in July 2004 in return for 526,316 shares of our Series A common stock. Cash provided by financing activities decreased to $0.6 million in 2003 compared to $21.3 million for the combined 2002 period. In the combined 2002 period, we received capital contributions aggregating $12.0 million from Conseco and $10.1 million of proceeds from new investors after the 2002 Acquisition in return for common shares, preferred shares and senior long-term debt.

We made capital expenditures of approximately $10.5 million for the nine months ended September 30, 2004, $5.4 million in 2003 and approximately $4.8 million for the combined 2002 period. We currently expect our annual capital expenditures to be approximately $11.3 million in 2004, of which $10.5 million had been made as of September 30, 2004. Capital expenditures for the nine months ended September 30, 2004 relate primarily to the opening of our new operating facilities in Pune, India, which have a capacity of approximately 1,400 seats.

We expect to incur approximately $11.0 million to $13.0 million of capital expenditures in 2005. Capital expenditures in 2005 will be used primarily to develop a new 500-seat facility in Noida, India, and another facility, consisting of approximately 500 seats, outside of India. The Noida, India facility is scheduled to open by mid-2005. We are contractually committed to one of our clients to establish and maintain a viable offshore BPO operation outside of India by September 2005, either on our own or through a relationship (such as joint venture, partnership or alliance) with other parties where we maintain at least 26% of the controlling interest. This new facility must be capable of providing the services currently being performed for that client in India at a comparable cost to us and must be comparable in size to the existing facility from which the client services are being provided. We are presently evaluating a number of different locations for this facility. We anticipate that we will utilize cash flow from operating activities to finance the capital expenditures related to these two facilities. Capital expenditures we make to serve our clients’ needs represent primarily leasehold improvements to buildout facilities, telecommunications equipment, and computer hardware and software we purchase in connection with managing client operations. We currently have no individually large outstanding commitments for these capital expenditures. The timing and volume of such capital expenditures in the future will be affected by new contracts we may enter into or the expansion of our existing contracts. Therefore, we cannot reasonably predict our capital expenditures beyond 2005.

We expect to use cash from operating activities to maintain and expand our business. As we have focused on expanding our cash flow from operating activities, we have made significant capital investments, primarily related to capital expenditures related to new facilities. We anticipate that we will continue to rely upon cash flows from operating activities to finance our capital expenditures and working capital needs.

We intend to use the proceeds from this offering to redeem all outstanding shares of our Series A preferred stock, the aggregate principal amount of which plus accrued but unpaid dividends was $5.5 million at September 30, 2004, and repay all outstanding stockholders’ promissory notes, the aggregate principal amount of which plus accrued but unpaid interest was $5.3 million at September 30, 2004, and for working capital and general corporate purposes. We believe that cash flow from operations and the net proceeds from this offering will be sufficient to meet our ongoing capital expenditure, working capital and other cash needs over the next two years. If we have significant growth through acquisitions or require additional operating facilities to service customer contracts, we may need to obtain additional financing.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2004:

	Payments Due by Period (in millions)
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long-term debt	—	—	$5.3	—	$5.3
Capital leases	$0.2	$0.4	—	—	0.6
Operating leases	0.5	0.5	—	—	1.0
Purchase obligations	1.9	—	—	—	1.9
Service and supply contracts	0.6	—	—	—	0.6

Total contractual cash obligations	$3.2	$0.9	$5.3	—	$9.4

We have entered into an Insurance Services Framework Agreement and related Virtual Shareholders’ Agreement with Norwich Union pursuant to which we have granted Norwich Union the option from February 2007 through February 2011 to assume the operations of one of our facilities in Pune, India, upon the payment of an amount that will approximate the net asset value of that facility on the date of transfer plus the aggregate amount of certain foregone profits. The exercise of this option would result in both a loss of revenues and the loss of all of our employees who are at that time working under that contract. We expect that any decline in revenues that we would experience if Norwich Union exercises this option would be partially offset by a decrease in expenses associated with the operation of the Pune facilities. See “Certain Relationships and Related Transactions—Agreements with Norwich Union—Option to Purchase Stock of NCOP.”

EXL India has been established as an “Export—Oriented Undertaking” enterprise under the Export Import Policy, a policy formulated by the government of India that has provided us with certain incentives on the import of capital goods. Under this policy, EXL India must achieve certain export ratios and realize revenues attributable to exports of $70.8 million over a period of five years from 2000 to 2005. EXL India has consistently generated the required levels of export revenues since 2000. For 2004 and 2005, EXL India is required to have export revenues of $23.2 million. As of September 30, 2004, EXL India had already exceeded this target. In the event that EXL India is unable to achieve its commitments over the specified period, it may be required to refund these incentives along with penalties and fines. Under the policy, EXL India was entitled to import capital goods with a value of $24.3 million, free of any import duties. We have not utilized $16.2 million of the duty-free imports allowance, which is due to expire in March 2005.

Off-Balance Sheet Arrangements

As of September 30, 2004, we had no off-balance sheet arrangements or obligations.

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

Our exposure to market risk is a function of our borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market arises out of our foreign currency accounts receivable.

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operation’s objectives and policies. The activities of our treasury operations include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, if any, and ensuring compliance with market risk limits and policies.

Components of Market Risk

Exchange Rate Risk.    Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenues are denominated in pounds sterling or U.S. dollars, approximately 74.0% of our expenses are incurred and paid in the Indian rupee. The exchange rates among the Indian rupee, the pound sterling and the U.S. dollar have changed substantially in recent years and may fluctuate substantially in the future. See “—Foreign Exchange—Exchange Rates.”

Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. Based upon our level of operations during the nine months ended September 30, 2004 and excluding any hedging arrangements that we had in place during that period, a 5.0% appreciation/depreciation in the pound sterling against the U.S. dollar would have increased/decreased revenues for the nine months ended September 30, 2004 by approximately $1.1 million. Similarly, a 5.0% depreciation in the Indian rupee against the U.S. dollar would have decreased our expenses incurred and paid in rupees during the nine months ended September 30, 2004 by approximately $1.3 million. Conversely, a 5.0% appreciation in the Indian rupee against the U.S. dollar would have increased our expenses incurred and paid in rupees during the nine months ended September 30, 2004 by approximately $1.5 million.

We have sought to reduce the effect of Indian rupee-U.S. dollar exchange rate fluctuations on our operating results by purchasing forward foreign exchange contracts to cover a portion of outstanding accounts receivable designated in foreign currencies. We entered into forward exchange contracts during the year ended December 31, 2003 and during the nine months ended September 30, 2004. None of these contracts were outstanding at December 31, 2003. Forward exchange contracts with a notional amount of $7.5 million were outstanding at September 30, 2004. The fair value of such contracts at September 30, 2004 was $0.2 million. The forward foreign exchange contracts typically mature within nine months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments as economic hedges and not for speculative purposes. We may not purchase contracts adequate to insulate ourselves from Indian rupee-U.S. dollar foreign exchange currency risks. In addition, any such contracts may not perform adequately as a hedging mechanism. We may, in the future, adopt more active hedging policies, and have done so in the past.

Interest Rate Risk.    Our exposure to interest rate risk arises principally from interest bearing instruments including preferred stock and senior promissory notes payable to stockholders. We have $4.6 million in aggregate principal amount of our Series A preferred stock and $4.9 million in aggregate principal amount of senior promissory notes outstanding as of September 30, 2004. Interest on the principal amount of stockholders’ promissory note is payable on maturity and accrues at a rate equal to the greater of 2.02% semiannually or LIBOR. Holders of our preferred stock are entitled to receive annual dividends, as and when declared by ExlService Holdings out of funds legally available in an amount equal to 10.0% of the liquidation preference per share. Such dividends are payable, at our election, in cash or in the form of an additional liquidation preference and accrue annually, but are to be paid only upon redemption, liquidation or as otherwise declared by us. Because we intend to use the proceeds from this offering to redeem all of our outstanding Series A preferred stock, plus accrued but unpaid dividends to the date of redemption and repay all of our outstanding stockholders’ promissory notes, plus accrued but unpaid interest to the date of repayment, we do not expect our exposure to interest rate fluctuations to be significant following this offering.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“FIN 46”). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity in which either: (a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The adoption of FIN 46 has not had any significant impact on our results of operations or financial position.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”), which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variation in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 has not had any significant impact on our results of operations or financial position.

BUSINESS

Overview

We are a leading provider of offshore BPO solutions, primarily serving the needs of Global 1000 companies in the BFSI segment. Business process outsourcing involves the transfer of management and execution of one or more business processes or entire business functions to an external provider. We generated revenues of $43.1 million for the nine months ended September 30, 2004 compared to $19.0 million for the nine months ended September 30, 2003, representing an increase of 126.8%. We believe we are well-positioned to continue our growth within the expanding BFSI segment of the BPO services market, leveraging our expertise in this industry and our ability to provide services worldwide.

We combine in-depth knowledge of the BFSI segment with proven business expertise in providing integrated BPO solutions and managing large-scale processes for our U.S.-based and U.K.-based clients. We have successfully transferred more than 140 processes covering a broad array of products and services from 11 clients to our operations centers. Of these, all but a few were processes for eight clients in the BFSI industry and the remainder were specialized customer support processes for three clients in other industries. In the insurance industry, our service offerings include insurance claims processing, opening, issuing and servicing policies, agency management and premium administration for life, property and casualty insurers. In the banking and financial services industry, our service offerings include collections, cash management, loan servicing, research and reconciliation, finance and accounting processes and customer support for mortgage banks, retail banks and consumer finance companies. We also offer technical support solutions and specialized advisory services to our clients, including identifying BPO opportunities and outsourcing solutions, developing processes and providing business risk compliance services. We use these strategic solutions as part of our marketing strategy to expand our client base and to migrate clients into our longer-term BPO service offerings.

Substantially all of the revenues from our BPO business for the nine months ended September 30, 2004, were generated under long-term contracts having initial terms ranging from three to seven years. Agreements with our largest client, representing 52.2% of our revenues for the nine months ended September 30, 2004, have initial terms that run through 2007 and 2009. Our largest clients are Norwich Union and Dell (including Dell Financial Services), which together under several contracts accounted for 77.4% of our total revenues for the nine months ended September 30, 2004. Other clients include Allianz, Deloitte & Touche, IndyMac Bank FSB, Prudential Financial Inc., one of the three largest U.S. insurance companies and one of the three largest U.S. banks. A significant portion of our business relates to processes that are integral to our clients’ operations, and the close nature of these relationships allows us to develop strong strategic and long-term relationships with them.

Our operations platforms are supported by a state-of-the-art infrastructure that can be expanded to meet each client’s needs. We market our services directly through our sales and marketing team, which operates out of New York City and London, England, and our business development team, which operates out of Noida, India. We have senior managers with extensive experience in the BFSI segment as well as the business practices of leading multi-national corporations. Our operations centers are located in India, which enables us to leverage India’s large talent pool of highly qualified and educated English-speaking technical professionals, who are able to handle complex processes that require functional skills and industry expertise. By basing our operations in India, we believe we can offer consistently high quality services at substantially lower costs than those available from in-house facilities or U.S. or U.K.-based outsourcing providers. In addition, we are contractually committed to investing in an operations facility outside of India by September 2005, which we believe will enhance our global delivery model and provide higher value to our clients through risk diversification and access to a wider talent pool.

We believe our reputation for operational excellence is widely recognized by our clients and is an important competitive advantage. We use Six Sigma, a data-driven methodology for eliminating defects in any process, to identify process inefficiencies and improve productivity in client and support processes. We also deliver continued process enhancements by soliciting and implementing process improvements from employees and through our proprietary software tools. As part of our commitment to quality, we have been awarded an ISO 9001:2000 certification for quality assurance and a BS7799 certification for information security, demonstrating our high standards for quality and information security. We have been certified by the Customer Operations Performance Center, Inc. (“COPC”) in BPO and electronic transactions for our Noida operations and expect to be certified for our collections transactions in the first quarter of 2005.

History

We were founded in 1999 by a group of experienced professionals including Vikram Talwar, the former Chief Executive Officer and Managing Director of Ernst & Young Consulting India and the former Country Manager for Bank of America in India and other Asian countries, and Rohit Kapoor, the former Business Head for South Asian clients at Deutsche Bank Private Bank and a former head of non-resident Indian banking at Bank of America. Mr. Talwar is our Vice Chairman and Chief Executive Officer and Mr. Kapoor is our President and Chief Financial Officer.

In August 2001, we were acquired by Conseco and operated as its wholly-owned subsidiary and in-house business processing service provider for the following 14 months. Through this relationship, we gained a deep understanding of the financial services sector, especially back-office processing functions and debt collections. In November 2002, Messrs. Talwar and Kapoor, Oak Hill Capital Partners L.P., FTVentures and certain members of our senior management team purchased EXL Inc. from Conseco in the 2002 Acquisition and EXL Inc. became our wholly-owned subsidiary.

The BPO Industry

BPO service providers work with clients to develop and deliver business process innovations that transform their business or deliver higher performance at lower costs. Outsourcing can enable organizations to enhance profitability and increase efficiency and reliability, permitting them to concentrate on their core areas of competence. BPO is a long-term strategic commitment for companies that, once implemented, is generally not subject to cyclical spending or information technology budget reductions. According to the 2004 report of the National Association of Software and Service Companies (the “NASSCOM Report”), BPO engagements are typically structured on a multi-year contract basis and are generally renewed.

Demand for offshore BPO services has grown substantially in recent years. According to the most recent Gartner Report, offshore BPO services are expected to generate revenues of $3.0 billion in 2004, which revenues are expected to grow to approximately $24.2 billion in 2007, a compound annual growth rate of 100.6%. The Indian BPO industry is expected to receive approximately $2.0 billion in 2004, or 67.0% of the total offshore BPO market, which revenues are expected to grow to an estimated $13.8 billion by 2007, a compound annual growth rate of 90.4%. The main forces driving this growth are the need to control costs and increase operating efficiencies, service capabilities and competitive advantages. Companies also use outsourcing to drive revenue growth by expanding service offerings that otherwise would be too costly to administer or through enhanced receivable collections that would not be cost-efficient to pursue using internal staff. According to a 2002 report published by NASSCOM, Indian BPO service providers can offer clients cost savings of approximately 40-50% and higher free cash flows through reduced investments in physical infrastructure, telecommunication and equipment. We believe the demand for BPO services will be primarily led by industries that are transaction-driven and that require significant customer interactions, such as BFSI, telecommunications, healthcare and retail. The high cost of servicing a large number of small customer accounts makes outsourcing a compelling strategic alternative for these industries.

The BFSI Segment

The BFSI segment is characterized by intense competition among traditional players and new entrants, as well as rapid technological innovation. As a result of these challenges, we believe that the BFSI segment is adopting BPO more rapidly than other industries. Organizations in the BFSI segment continue to outsource their key business processes to third parties to reduce costs, improve process quality, handle increased transaction volumes and ensure redundancy. In selecting BPO vendors, the BFSI segment remains focused on vendor responsiveness, customer service and quality and an ability to smoothly transition complex processes and develop customized solutions.

Trend Towards Offshore Delivery of BPO Services

Global demand for high-quality, lower-cost BPO services from external providers, combined with operational and cost improvements in international telecommunications and the automation of many business services, have created a significant opportunity for BPO service providers that are able to take advantage of an offshore talent pool. The effective use of offshore personnel can offer a variety of benefits, including lower costs and a large pool of highly qualified employees. As a result, many companies are moving selected front-, middle- and back-office processes to providers with the capacity to perform these functions from overseas locations. According to the NASSCOM Report, U.S. businesses dominate the demand for offshore outsourcing services, accounting for a substantial majority of the total market. Europe, with the United Kingdom being the dominant participant, and Japan account for the majority of the remainder of the market.

Over the past decade, India has emerged as a preferred location for organizations planning to outsource services ranging from insurance claims processing, payroll processing, medical transcription, customer relationship management and supply chain management to back-office operations such as accounting and data processing, filtering and organization. This is primarily due to its large talent pool of highly qualified and educated English-speaking technical professionals. India currently accounts for the largest share of the offshore BPO market.

EXL’s Competitive Strengths

We believe we have the competitive strengths necessary to maintain and improve our position as a leading provider of BPO services in the BFSI segment. Our key competitive strengths include:

Deep and Comprehensive Processing Experience Within the BFSI Segment

With substantially all of our revenues derived from the BFSI segment, we have gained a deep understanding of that segment, especially in complex back-office processing functions. Our expertise stems from our early association with Conseco and has allowed us to provide a full range of high-value solutions to our clients. Because we believe that the BFSI segment is adopting BPO more rapidly than other industries, we intend to continue to focus on strengthening our capabilities for the BFSI segment and other high-potential segments (such as healthcare) by developing more complex services for our clients. We believe we are among the first global BPO service providers to have migrated from single or discrete transaction processes to a full range of functional solutions. We have successfully transferred more than 140 processes covering a broad array of products and services to our operations centers, including policy servicing, research and issuance, agency management and premium administration for clients in the life insurance, property and casualty insurance, health insurance and retirement services areas. In addition, we have developed substantial knowledge of the regulatory requirements applicable to the BFSI segment which operate as a significant barrier to new entrants. For example, we are one of the few offshore BPO service providers that can provide third party administrator insurance services in 44 states of the United States, having been licensed or exempted from, or not subject to, licensing in each of those states. In addition, we are also licensed to operate debt collection services in all but two states in the United States where such licenses are required, which makes us an attractive service provider to future clients. We believe that we are well-positioned to capitalize on the growth in this segment and to leverage the expertise we have gained in this area to steadily broaden and diversify our client base.

Long-term Client Relationships that Result in a High Level of Recurring and Predictable Revenues

We have established long-term relationships with our clients for whom we manage a wide variety of processes. Substantially all of our revenues for the nine months ended September 30, 2004 were generated by long-term contracts with initial terms ranging from three to seven years. For clients whose processes we have fully migrated, this provides us with relatively predictable and recurring revenues, and reduces our sales and marketing costs relative to project-based service providers. Our client relationships typically evolve from providing a single, discrete process into providing a series of complex, integrated processes across multiple business lines.

Strong Focus on Operations Management and Process Excellence

Our success to date reflects our strong focus on operations management and ongoing process improvement. We use Six Sigma methodology to identify and eliminate inefficiencies in client and support processes and have created a dedicated team of full-time Six Sigma-trained “black belts” and “green belts,” who have substantial expertise in applying the methodology. We have also implemented Kaizen initiatives to solicit and implement process improvements from employees at all levels and to leverage the learning and experiences of each of our employees. In addition, we have developed proprietary tools, including our Process Management and Performance Tracking (ProMPT) system, to identify and deliver continued process enhancements to our clients, and a Staff Optimization and Forecasting Tool (SOFT) for effective workforce management of our client processes. We have been awarded ISO 9001:2000 and BS7799 certifications for quality assurance and information security, demonstrating our high standards for quality and information security. We have been certified by the COPC in BPO and electronic transactions for our Noida operations and expect to be certified for our collections transactions in the first quarter of 2005.

Robust Infrastructure that Can Be Readily Expanded to Meet the Needs of Our Clients

We have built a state-of-the-art infrastructure and have invested in our employees in an effort to consistently meet or exceed the growing needs of our clients. We have invested significant resources in employee recruitment, training and retention, enabling us to grow from approximately 1,827 employees as of December 31, 2002 to 4,551 employees as of September 30, 2004. Substantially all of our new employees are based in India. We already have the ability to hire and train 400 employees per month and have assembled what we believe is a highly qualified employee base among offshore independent BPO service providers. Of our employees, 99.5% have either college degrees or diplomas. We believe that our focus on hiring, training and retaining our employees should enable us to continue to deliver high quality solutions to our clients.

We have developed an extensive technological infrastructure with a focus on redundancies, scalability and, most importantly, information security. Our locations in India, the United States and the United Kingdom are connected using a combination of leased domestic and international telecommunications links with redundant capacity. Industry standard network management systems monitor the systems on an uninterrupted 24 hours a day, seven days a week, or “24/7” basis. The robustness of our telecommunications network has allowed us to achieve an average network availability of 99.9% for day-to-day operations.

Experienced Management Team With a Significant Equity Stake

We pride ourselves on the strength and depth of our management and their continued commitment to our ongoing success. Our top 28 senior managers at or above the level of vice president have an average of approximately ten years of experience in the BFSI segment and extensive working experience with the business practices of multinational corporations. Vikram Talwar, our Vice Chairman and Chief Executive Officer, co-founded our company after being Chief Executive Officer and Managing Director of Ernst & Young Consulting India and spending 26 years at Bank of America in a variety of senior management roles, including Country Manager in India and other Asian countries. Our other cofounder and current President and Chief Financial Officer, Rohit Kapoor, has over 11 years of experience working with Deutsche Bank and Bank of America in the United States and India. We have a committed management team that has a significant equity stake in our company. Sixteen members of our senior management team have purchased and hold 28.0% of our common stock on a fully diluted basis at the time of the 2002 Acquisition and, together with other members of senior management, have stock options covering approximately              shares.

Business Strategy

Our goal is to become the leading provider of BPO services in the BFSI segment. Specific elements of our growth strategy include:

Maintaining Our Focus on Large-scale, Long-term Relationships

We expect to maintain our focus on large-scale, long-term client relationships. We believe there are significant opportunities for additional growth with our existing clients, and we seek to expand these relationships by increasing the depth and breadth of the services we provide. This strategy should allow us to use our in-depth client-specific knowledge to provide more fully integrated BPO solutions and develop closer relationships with our clients. Working with a small number of large-scale, long-term relationships also allows us to focus on quality and to devote the time and resources necessary to provide savings and fully satisfy the needs of our clients.

Expanding Our Client Base

We intend to develop long-term relationships that present recurring revenue opportunities with selected new clients by leveraging our industry experience and expanding our marketing activities in a manner designed to strengthen, encourage and accelerate long-term relationship building. We continue to target Global 1000 companies that have the most complex and diverse processes and accordingly stand to benefit significantly from the use of BPO. In developing these relationships, our primary focus will be to continue to provide complex and integrated BPO solutions to clients in the United States and United Kingdom, which together represent a substantial majority of the total BPO market. In developing new client relationships, we continue to be highly selective and seek industry-leading clients who are committed to long-term and strategic relationships with us.

Extending Our Industry Expertise

The manner in which we have developed has given us expertise in transferring and servicing more than 140 processes in the BFSI segment. This expertise continues to distinguish us from other offshore providers of BPO services to the BFSI segment and has established our reputation as a leading provider of BPO services. We intend to continue to focus on strengthening our full range of processing capabilities for the BFSI segment. We also intend to expand the scope of our service offerings in the BFSI segment and other high-potential segments (such as healthcare) by developing more complex and value-enhancing services for our clients. In addition, examples of attractive segments where we intend to focus our future development include mortgage processing, property lease management for real estate investment trusts and trade sales and processing for investment banks.

Continuing to Focus on Complex Processes

We intend to differentiate ourselves by providing a full range of integrated BPO solutions. We will continue to identify opportunities to provide services in complementary segments (such as research and analytical processes) in order to maximize opportunities for cross-selling our service offerings and enhancing client satisfaction. Examples of our newest processes include managing insurance receivables, processing total loss claim cases, handling third-party claims cases and processing suspected fraud and high-value claim cases. We will also continue to develop additional advisory and related services in order to expand our client base further and migrate clients into our longer-term BPO service offerings. For example, in 2005 we plan to offer additional analytical services, including data filtering, organization and synthesis, management information system reporting, trend and variance analysis, statistical and econometric modeling and economic and financial markets research.

Continuing to Invest in Operational Infrastructure

We will continue to invest in infrastructure, including human resources, process optimization and delivery platforms, to meet our growing client requirements. We intend to further refine and supplement the innovative methods we use to recruit, train and retain our skilled employees. We will continue to focus on recruiting highly qualified employees and to develop our employees’ leadership skills through specialized programs, rigorous promotion standards, industry-specific training and competitive compensation packages that include incentive-based compensation. We also intend to continue our focus on process excellence by building on our extensive use of Six Sigma methodology to identify and eliminate inefficiencies, focusing on initiatives to solicit and implement process improvements from employees at all levels and continuing to develop proprietary tools to identify and deliver continued process enhancements. We believe that doing so will enable us to increase the volume of business from our clients and provide higher value solutions. Finally, we are expanding our facilities in Noida, India, which we expect will be operational by mid-2005. In addition, we are contractually committed to one of our clients to establish and maintain a viable offshore BPO operation outside of India by September 2005, either on our own or through a relationship (such as joint venture, partnership or alliance) with other parties where we maintain at least 26% of the controlling interest. This new facility must be capable of providing the services currently being performed for that client in India at a comparable cost to us and must be comparable in size to the existing facility from which the client services are being provided. We are actively looking at a few specific locations. We will evaluate other locations worldwide for further service delivery capabilities based on client preferences and needs, and infrastructure availability.

Pursuing Strategic Relationships and Acquisitions

We will selectively consider strategic relationships with industry leaders that add new long-term client relationships or enhance the depth and breadth of our BPO solutions. We will also selectively consider acquisitions or investments that would expand the scope of our existing BPO services, add new clients or allow us to enter new geographic markets.

We may also broaden our global presence by continuing to expand our relationships with existing clients outside the United States and the United Kingdom and by adding new long-term relationships with leading multinational corporations.

Services

BPO Services

Our BPO solutions are structured around the following main strategic business units: insurance services, banking and financial services, finance and accounting services, collection services and technical support services.

Insurance Services.    Within the life insurance, property and casualty insurance, health insurance and retirement services business lines, we provide services in the areas of claims processing, premium and benefit administration, agency management, account reconciliation, policy research, policy servicing, policy issuance and customer service. We have acquired significant experience in transferring and managing processes in these areas and have successfully transferred and managed more than 110 processes and 200 sub-processes.

Banking and Financial Services.    We have significant domain expertise in servicing and processing various banking products including residential mortgage lending, consumer finance, retail banking, credit cards, transaction services and other banking services. Our activities include customer service, transaction processing, underwriting support, documentation management and collateral monitoring.

Finance and Accounting Services.    We provide certain finance and accounting services, including accounts payables, research, reconciliation of accounts and lock-box accounting. We intend to expand our services in this segment to include expense accounting, debit and credit accounting, account consolidation, departmental accounting, account balancing, accounting statements, budgeting and management information systems reporting.

Collection Services.    We provide early and mid-stage collection activities, generally using automated dialing systems and our proprietary Exl Collections System (ECS). In addition, we use our proprietary skip-tracing tool to access location information instantly via multiple websites in order to trace people who have moved or absconded without notice to avoid paying debts. We are one of the few vendors in India with experience with a wide range of collection processes, including credit card receivables, large mortgage loan payments and business-to-business insurance premium collections, as well as extensive dialer management experience, both on our proprietary systems and client systems.

Technical Support Services.    We provide a large array of technical service solutions, including e-mail management, customer service and web- and voice-based technical helpdesk functions.

We continuously seek to offer improved service delivery by means of detailed daily feedback through our ProMPT system and reporting with our clients.

Across the BPO services described above, we have successfully transferred and managed more than 140 processes and 200 sub-processes, including the following:

Insurance Processes
Life Insurance	Property and Casualty Insurance

•       Administration of Insurance Agents
Licensing and contracting renewals, terminations, correspondence, commissions and brokerage amounts, debt management, administrating unclaimed monies by insurance agents

•       New Business Processing
Prescreening and acquiring new customers, underwriting, underwriting support, delivery requirements follow-up, policy issuance, fund application, refunds, non-sufficient funds, customer enquiries

•       Administration of Current Policies
Title and address changes, certificate reissue, endorsement, policy transfers, quotes and reinstatements, loans, exchanges, withdrawals, dividends, surrenders, maturities, direct debit instructions, customer service

•       Premium Administration
Application of premium, loan and interest adjustment, daily premium balancing, suspended policy research, payment mode changes, customer correspondence and service

•       Claims Processing
Examination, adjudication, settlement, tax compliance and compliance with state laws, customer correspondence and service

•       New Business Processing
Sales and conversion, quote acceptance, establishing new policies, policy upgrades, sales of multiple products

•       Administration of Current Policies
Customer service, lapses and renewals, mid-term adjustments

•       Claims Processing
First notification of loss, initial reporting of claims and account initiation, customer service, technical claims, documentation, claims based on third party fault, total loss, scheduling on-site engineers’ inspection visits

•       Premium
Payment mode changes, collection

Banking and Financial Services Processes
Consumer Finance	Retail Banking and Credit Cards	Mortgage Lending
• Consumer finance processing including verification, tracking and recording • Inbound customer service • Collections • Loan payoff • Telemarketing	• Customer service • Query resolution • Address change request • E-mail response • Collections	• Loan underwriting support • Loan verification • Property tax servicing • New loan set-up • Rate modification • Mortgage customer service • Seller/broker queries • Document management

Finance and Accounting	Collections Services
• Accounts payable management • Vendor invoice processing • Validation and payment	• Collections from individuals • Collections from businesses • Automated dialing systems • Tracking debtors

Technical Support and Customer Service Processes

•       Technical help desk

•       Voice, e-mail and blended processes

•       Customer service, including changes in delivery date and desktop configuration, returns, billing issues, pre-sales information, concessions and discount vouchers for loyal customers, catalogue requests

• Fulfilling orders, including e-mail queries and online orders

Advisory Services

In addition to our BPO services, we provide the following advisory services, which have enabled us to expand our client base and to migrate clients into our longer-term BPO service offerings.

BPO Opportunity and Solution Identification.    We have developed MOST, a unique methodology for identifying BPO opportunities, migrating those processes and developing appropriate BPO solutions that we can customize to meet our clients’ requirements.

Process Reengineering.    We use our Six Sigma improvement methodology and process management expertise to help clients improve their processes. We improve effectiveness and decrease costs for our clients by consolidating, streamlining and reengineering their processes and platforms, which we believe encourages them to migrate and outsource processes to us.

Process Mapping and Documentation.    We provide consulting services to our clients in order to manage, control and improve process-oriented activities. As part of these services, we document their processes using our methodology and define and measure the performance evaluation standards of the processes. We have extensive process mapping experience spanning over 500 end-to-end processes.

Business Risk Analysis and Sarbanes-Oxley Compliance.    Our Business Process Risk Services (“BPRS”) division provides services, technologies and solutions to identify, prioritize and manage our clients’ business process risks. Through a core team comprised of more than 65 certified accountants, internal auditors and process and technology experts, our BPRS division provides compliance, technology and risk management solutions and makes recommendations to improve existing business processes and controls. The BPRS division also evaluates internal controls and provides internal controls testing solutions to facilitate compliance with the requirements of the Sarbanes-Oxley Act of 2002. We believe that clients of our BPRS division may also look to outsource or co-source some of their internal audit functions and seek IT risk management and IT advisory services.

Representative Projects

The following examples illustrate the types of business needs that we address.

U.S. Mortgage Bank

Client:    A U.S. bank in the business of financing single-family homes. This client also offers home equity loans and invests in single-family mortgage-related assets. This client was seeking a cost-competitive outsourcing partner with substantial financial services industry knowledge and the ability to meet high-quality standards.

Our Approach:    As part of our BPO opportunity and solution identification, we first sought to understand the various business processes conducted by the client and the challenges associated with those processes. We applied our Six Sigma-based process transfer methodology, performed pilot migrations, trained employees in India and implemented quality control processes and process management procedures prior to initiating operations from our facilities.

Services Overview:    Since December 2001, we have provided a wide range of services to this client, which have increased both in volume and complexity. Commencing with a new customer service process designed to reduce first payment defaults, we graduated to early- and then late-stage collections for the client’s mortgage loan portfolio. We then began to perform an even more complex process designed to pre-empt the refinancing of mortgages in a declining interest rate environment by proactively offering rate modifications to existing prime borrowers. The services we provide now include:

•       Customer Information Verification
Loan underwriting support, internet research, voice, e-mail and voice/email processes, multi-skilled agents to ensure productivity

•       Loan Processing
Loan data validation, back office transaction support, multi-skilled agents to ensure productivity

•       Underwriting Conditions
Loan underwriting support, voice, e-mail and voice/email processes, broker inquiries, multi-skilled agents to ensure productivity

•       Collections
Automated dialing systems, tracking debtors

•       Document Management
Collection of title policy documents, facsimile and e-mail

•       Tax Servicing
Property tax servicing and maintenance, e-mail

•       Rate Modification
Telemarketing campaigns, customer retention

•       Broker Due Diligence
Research on eligibility of new brokers, license status, verification of existing brokers via web research

•       Customer Service and Loan Verification

Selected services that we helped provide include:

•	introducing a substantial degree of automation to improve certain key processes (such as call list queuing, transaction documentation, tracking debtors with our proprietary skip-tracing tool, web research and performance tracking),

•	re-engineering key processes before migrating them to our sites in India, and

•	formulating and standardizing desktop procedures for various banking functions.

Growth in Relationship:    Since we first began providing services to this client in 2001, we have demonstrated our ability to provide a wide range of end-to-end solutions for processes of increasing complexity. Our relationship with this client has grown from one process to include more than twelve different processes being serviced by nearly 200 employees. The processes we manage for this client include mortgage origination, mortgage loan collections and mortgage servicing, each of which has been outsourced to us under contracts with initial terms of three years. Over 60% of our employees who work for this client are deployed on complex transaction processing activities.

U.K. Insurance Company

Client:    One of the largest insurance companies in the world and a leading insurer in the U.K. market. This client sought an alternative to its captive U.K. customer service center. Our mandate included re-engineering their processes in their automotive, household and life insurance operations to improve efficiency and productivity.

Our Approach:    We initially invested in training designed to familiarize our new staff with U.K. culture and the basics of general insurance and financial service market operations in the United Kingdom and obtaining the proper certifications in order to meet industry regulatory requirements. We customized our recruitment strategy to screen candidates for aptitude, cultural adaptability and strong analytical and decision-making skills. We then implemented our Six Sigma-based migration methodology for transferring processes from the client site while complying with U.K. insurance regulatory practices. To ensure a successful transfer, we had client subject matter experts present onsite in India during training and the pilot phases of process migration. To improve performance quality, we solicited feedback from process managers, quality control executives, select-end customers and the client’s employees. We continue to implement Six Sigma-based initiatives in this client’s processes to improve quality.

Services Overview:    We provide a range of insurance BPO services to this client:

New Business Processing	Administration of Current Policies
• Motor Sales, conversion, quote acceptance, cross-selling, establishing new policies, policy upgrades • Household Establishing new policies • Commercial Insurance Establishing new policies

•       Motor
Customer service, address changes, servicing policy requests, mid-term adjustments, policy lapses and renewals, conversion

•       Household
Mid-term adjustments, policy lapses and renewals, conversion

•       Commercial Insurance
Mid-term adjustments, policy lapses and renewals

•       Life Insurance
Maturities, direct debit instructions, indexing, change of address, customer service

Claims Processing	Accounting

•       Motor
Customer service, claims progress and finalization (including total loss and third party cases), scheduling on-site engineers’ inspection visits, claim payments, routing claims to appropriate department

•       Household
First notification of loss, initial reporting of claims and account initiation, status checks, customer service, routing claims to appropriate department

•       Customer Accounts
Direct debit instructions, set up changes and new account processing, cancellations, reconciliation of accounts, correspondence with brokers, underwriters and customers

•       Collections

Selected services that we helped provide include the following:

•	designing and currently undertaking processes for accounting, reconciliation, collections and overall administration for insurance customer accounts, and providing insurance claims progress, initiation, and finalization for automobile and household related claims,

•	deploying a dialer-based solution that improved the answer rate during peak hours while maintaining a constant number of full-time employee equivalents,

•	adding services on weekends and developed processes to reduce turnaround and handle times and improve sales conversion percentages, resulting in improved productivity,

•	fixing the backlog of outstanding actions required for claim settlement,

•	developing a tool for evaluating customer experience that enabled us to understand process performance and customer issues on an ongoing basis rather than depending on periodic surveys, and

•	improving customer experience and sales conversion rates using Six Sigma methodologies.

Growth in Relationship:    We have developed what we consider to be strong and deep customer relationships with this client. We entered into our first outsourcing contract with this client for automotive and household insurance services in March 2003. We have currently deployed over 1,800 employees at two locations in India who are engaged in 27 processes pertaining to this contract (up from about 270 employees engaged in one process deployed in March 2003). In January 2004, we entered into a second outsourcing contract from this client for life insurance services. These contracts had initial terms of three and five years, respectively.

Sales and Marketing

We market our services directly through our sales and marketing team, which operates out of New York City and London, England, and our business development team, which operates out of Noida, India.

Our sales, marketing and business development group is responsible for new client acquisition, client relationship management, public relations and participation in industry forums and conferences in the United States, the United Kingdom and India. Our sales, marketing and business development group identifies prospective clients based on selective criteria that apply our industry expertise to the prospective client’s business lines, goals and operating constraints, and qualify the long-term relationship potential with the client. Our client relationships typically evolve from a single, discrete process into a series of additional complex, integrated processes across multiple business lines.

Our U.S. and U.K. sales and marketing professionals operate collaboratively with our business development professionals based in India. Our sales and marketing professionals focus on identifying, qualifying and initiating discussions with prospective clients, while our business development team frames solutions, prepares responses to requests for proposals, hosts client visits to our facilities and coordinates due diligence investigations into client processes. We currently have six sales and marketing professionals, of whom five are based in the United States and one in the United Kingdom. Each member of our sales and marketing team has significant experience in offshore outsourcing and has expertise in identifying outsourcing opportunities and process migration in the BFSI segment. Our business development team consists of 15 professionals. We intend to expand our sales and marketing team in the U.S. to at least eight persons and in the U.K. to at least two persons by the end of the first quarter of 2005.

Our sales, marketing and business development group works actively with our service delivery team as the sales process moves closer to the prospective client’s selection of a BPO service provider. The account manager or sales executive works with the service delivery team to define the scope, solutions, assumptions and execution strategies for a proposed project and to develop project estimates and pricing and sales proposals. Senior management reviews and approves each proposal. The selling cycle varies depending on the type of service required and generally ranges from six months to over a year.

Members of our sales, marketing and business development group remain actively involved in a project through the execution phase as relationship management representatives. Supporting each relationship manager is a corporate sponsor, executive steering committee, operations leadership team and, in some cases, a dedicated human resources and infrastructure team. Relationship managers are also responsible for business expansion and revenue growth from their accounts.

Clients

We currently have a total of 18 clients. Our largest clients are Norwich Union and Dell (including Dell Financial Services), which together accounted for approximately 77.4% of our total revenues for the nine months ended September 30, 2004. Other BPO clients include Prudential Financial Inc., IndyMac Bank FSB, Deloitte & Touche, Conseco, one of the three largest U.S. insurance companies and one of the three largest U.S. banks. Our advisory clients include Allianz, Sunterra Resorts, Keogh, Stanley Toole and United Technologies. While we are developing relationships with new clients and expect to continue to diversify our client base, we believe that the loss of either of our two largest clients could have a material adverse effect on our financial condition. See “Risk Factors—Risks Related to Our Business—We have a limited number of clients and provide services to few industries.”

Our long-term relationships with our clients typically evolve from providing a single, discrete process into providing a series of complex, integrated processes across multiple business lines. We enter into long-term agreements with our clients of typically between three and seven years. A substantial majority of our agreements with our BFSI clients have terms of over three years. Each agreement is individually negotiated with the client. We have two separate contracts with our largest client, Norwich Union, which together represented $22.5 million, or 52.2% of our revenues, for the nine months ended September 30, 2004. These contracts cannot be terminated without cause or penalty for their initial terms of three and five years, respectively. After the initial term expires, these contracts can be terminated without cause or penalty by Norwich Union upon six months notice. Our other client contracts can be terminated by our clients with or without cause, with 30 days to six months notice and in some cases without penalty. See “Risk Factors—Risks Related to Our Business—Our client contracts contain certain termination and other provisions that could have an adverse effect on our business and results of operations.”

In addition, our agreements generally limit our liability to our clients to a maximum amount, subject in many cases to certain exceptions such as indemnification for third-party claims and breaches of confidentiality. In order to tailor to the specific needs of our clients, we enter into contracts with varying terms. For example, under one of our contracts with Norwich Union, Norwich Union has the option beginning in February 2007 and continuing through February 2011 to pay us an amount that will approximate the net asset value of our Pune facilities on the date of transfer plus the aggregate amount of certain foregone profits and assume the operations of these facilities, together with all of our employees who at that time are working under that contract. See “Certain Relationships and Related Transactions—Agreements with Norwich Union—Option to Purchase Stock of NCOP.”

Competition

Competition in the BPO services industry is intense and growing. See “Risk Factors—Risks Related to Our Business—We face significant competition from a variety of sources.”

Many companies, including certain of our clients, choose to perform some or all of their customer service, technical support, collections and back-office processes internally. Their employees provide these services as part of their regular business operations. Some companies have moved portions of their in-house customer management functions offshore, including to offshore affiliates. We believe our key advantage over in-house business processes is that we give companies the opportunity to focus on their core products and services while we focus on service delivery and operational excellence. We believe that clients who operate a hybrid business model—partnering with external BPO providers while handling other BPO functions in-house—have the opportunity to benchmark the performance of their internal BPO operations against ours.

We compete against the BPO divisions of large IT service companies and against global BPO services companies located in the United States, such as Accenture, ACS and IBM, and in the United Kingdom, such as Capita, Liberata and Xchanging. Many of these companies provide a wide array of products and services including broad-based IT, software, consulting and outsourcing services. Although many of these companies have established, or are establishing, offshore operations, they generally have a large base of higher-cost domestic operations. We also compete against the BPO divisions of numerous IT service companies located in India such as HCL Technologies, Infosys, Mphasis, Satyam, Tata Consultancy Services and Wipro Technologies. Many of these companies provide broad-based IT, software, consulting and outsourcing services. In addition, there are numerous BPO service companies based in offshore locations such as India, such as ICICI Onesource and WNS Global Services.

We compete against these entities by establishing ourselves as a pure BPO service provider with deep industry expertise in the BFSI segment, which enables us to respond rapidly to market trends and the evolving needs of our clients in this segment, and a lower cost base than global BPO services companies. See “—Business Strategy—Extending Our Industry Expertise.”

We expect that competition will increase and potentially include companies from other countries that have lower personnel costs than those currently in India. A significant part of our competitive advantage has historically been a wage cost advantage relative to companies in the United States and Europe and the ability to attract and retain highly experienced and skilled employees. We believe, however, that as a result of rising wage costs in India, our ability to compete effectively will increasingly depend on our ability to provide high quality, on-time, complex solutions that require expertise in certain technical areas and to expand geographically.

Intellectual Property

We generally use our clients’ software systems and third-party software platforms to provide our services. We customarily enter into licensing and nondisclosure agreements with our clients with respect to the use of their software systems and platforms. Our contracts usually provide that all intellectual property created for use of our clients will automatically be assigned to our clients.

Our principal intellectual property consists of proprietary software and the know-how of our management. In addition to our EXL logo, we have four unregistered trademarks: MOST, ECS, ProMPT and SOFT. We have developed MOST, an opportunity identification and migration methodology for processes, which we have used in connection with a substantial majority of our process migrations. Our proprietary software includes collections software called ECS, our web-enabled ProMPT system and our SOFT system. ProMPT assists our managers in process management and performance evaluation, including tracking individual performance of agents, team leaders and other employees, and we use SOFT to implement process-oriented workforce management for client operations. We have recently launched a new version of ProMPT, which includes advanced analytics capacity and process control capabilities, and other enhanced features. We consider our business processes and implementation methodologies to be confidential, proprietary information, and to include trade secrets that are important to our business. Clients and business partners sign a nondisclosure agreement requiring confidential treatment of our information. Our employees are also required to sign confidentiality agreements as a condition to their employment.

Technology

We have a well-developed international telecommunications capacity. We have fiber connectivity from India to the United States and the United Kingdom. Our networking and telecommunications hubs are situated in Sunnyvale, California, and New York. Our business continuity management plan includes plans to eliminate certain risks inherent in critical applications by building redundancies and resilience into the connectivity and telecom infrastructure, network, systems, power availability, transportation, physical security, and trained manpower availability, as well as utilizing distributed computing.

To increase stable data and telecommunications capacity, we lease bandwidth from a number of different providers, including AT&T, MCI, Teleglobe and Cable & Wireless internationally; Qwest Communications, Broadwing, AT&T, PacBell, MCI and Sprint in the United States; and VSNL, Bharti and Tata Indicom in India. These leases provide us with a combined capacity of 16 megabits-per-second (“Mbps”) of fiber and 10 Mbps of satellite capacity internationally, 16 Mbps of fiber capacity in the United States and 11 Mbps of fiber capacity in India, which we believe is adequate for our business. We have implemented closed user group connectivity across all processing centers and technology hubs which should allow seamless transition from one center to the other in case of an outage. The robustness of our telecommunications network has allowed us to achieve an average network availability of 99.9% for day-to-day operations.

We have the following systems in place to protect the privacy of our clients and their customers and to ensure compliance with the laws and regulations governing our activities:

•	our information security policy complies with International Standards (BS 7799/ISO 17799) and covers critical requirements of the U.S. Federal Deposit Insurance Corporation (“FDIC”) Safe Harbor Provisions and the Gramm-Leach-Bliley Act,

•	specific provisions for complying with the Health Insurance Portability and Accountability Act, the EU Privacy Directive and other client-specific needs,

•	information systems teams dedicated to each client for the development, implementation and coordination of policies and procedures specific to that client’s processes, and

•	periodic audits of both our information systems policy and implemented controls.

Process Compliance and Management

We have an independent quality compliance team to monitor, analyze, provide feedback on and report process performance and compliance. In addition, we have a customer experience team to assess and improve end customer experience for all processes. Currently, we have over 200 quality compliance analysts and customer experience analysts.

We report process performance on ProMPT, our proprietary process management and performance tracking solution. ProMPT is a web-based service accessible by both our clients and us that provides digital dashboards for evaluating process management and performance at any level within an organization, including tracking the individual performance of agents, team leaders and other employees. ProMPT provides Six Sigma-based process analysis, including trend analysis, distribution analysis and cause-and-effect analysis and tracking. We have recently launched a new version of ProMPT, which includes advanced analytics capacity and process control capabilities, and other enhanced features.

Employees

As of September 30, 2004, we had 4,551 full-time employees, substantially all of whom are based in India. We have 12 employees at our corporate headquarters in New York, and six sales and marketing employees in the United States and the United Kingdom. Our employees are not unionized. We have never experienced any work stoppages and believe that our employee relations are good.

Hiring and Recruiting

Our employees are critical to the success of our business. Accordingly, we focus heavily on recruiting, training and retaining our professionals.

We have developed effective strategies and a strong track record in recruiting. We have 36 employees devoted to recruiting located throughout India in areas where we expect that our recruitment efforts will be effective. Some of the strategies we have adopted to increase efficiency in our hiring practices include online voice assessment, dedicated recruitment offices across the country and subsidized housing for new employees who travel from neighboring cities to work at our operations centers. Our hiring policies focus on identifying high-quality employees who demonstrate a high propensity for learning, contribution to client services and growth. Candidates must undergo numerous tests and interviews before we extend offers for employment. We also conduct extensive background checks on candidates, including criminal background checks. Our recruitment process meets COPC compliance standards. In 2003, we received approximately 32,000 applications for employment and hired approximately 2,600 new professionals. We also have an employee referral program that provides us with a cost effective way of accessing qualified potential employees.

We offer our professionals competitive compensation packages that include significant incentive-based compensation and offer a variety of benefits, including free transport to and from home, subsidized meals, free access to recreational facilities and subsidized housing within close proximity to our operations centers. For the nine months ended September 30, 2004, our turnover rate for employees who had been with us for more than our six month probationary period was 17.0% for our back-office BPO operations and 54.9% for our non-back-office BPO operations. See “Risk Factors—Risks Related to Our Business—We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is intense and we experience significant employee turnover rates.”

Training and Development

We dedicate significant resources to the training and development of our professionals. We have approximately 75 full-time certified trainers currently capable of training over 400 employees every month. Our training process adheres to COPC standards. Training works in tandem with recruitment, operations and quality control to create an end-to-end process for value addition, skill evaluation, enhancement and certification. We also use training to provide continuity by linking skill assessment at the point of recruitment to subsequent assessment and on-the-job training.

We customize our training design to country, client and service, closely collaborating with the client throughout the training process. Training for new employees includes culture, voice and accent training. We also have ongoing training that includes refresher training programs and personality development programs. In addition, we develop our employees’ leadership skills through leadership development programs, other talent identification mechanisms and significant monetary and non-monetary incentives.

Workforce Management

SOFT is our proprietary platform for implementing process-oriented workforce management for client operations. We customize SOFT to cater to each process’s unique requirements, and use SOFT to forecast work volume, schedule resources and management and analyze workforce management.

Properties

Our corporate headquarters are located in New York City. We operate four operations centers in India with a current installed capacity of approximately 3,600 workstations that operate on an uninterrupted 24/7 basis and are staffed on a three-shift basis. Our networking and telecom hubs are located in Sunnyvale, California and in New York City. We lease all of our properties, and each of our leases is renewable at our option. The following table describes each of our material properties and lease expiration dates as of September 30, 2004.

Facility	Location	Space	Number of Workstations	Lease Expiration
Corporate Headquarters	New York City	8,940 sq. ft.	n/a	March 30, 2009
Operations Center I	Noida, India	50,000 sq. ft.	586	March 14, 2005
Operations Center II	Noida, India	39,700 sq. ft.	387	May 17, 2008
Operations Center III (including corporate offices)	Noida, India	68,800 sq. ft.	582	May 7, 2006

Operations Center IV-A	Pune, India	42,559 sq. ft. 43,802 sq. ft.	409 590	July 31, 2013 February 16, 2014

Operations Center IV-B (1)	Pune, India	61,802 sq. ft. 43,802 sq. ft.	532 561	December 2, 2013 January 31, 2014

(1)	Approximately 105,604 square feet of space (including approximately 1,092 agent workstations) in our Operations Center IV-B are subject to a purchase option held by our client Norwich Union. This option is exercisable at any time from February 2007 through February 2011. See “Certain Relationships and Related Transactions—Agreements with Norwich Union—Option to Purchase Stock of NCOP.”

All of our operations centers are equipped with fiber and/or satellite connectivity. In addition, all four operations centers have backups to their power supply.

We intend to expand our operations center facilities in Noida and enter into a lease for an additional 80,000 square feet of space. We expect this new center will be opened by mid-2005. In addition, we are contractually committed to one of our clients to establish and maintain a viable offshore BPO operation outside of India by September 2005, either on our own or through a relationship (such as joint venture, partnership or alliance) with other parties where we maintain at least 26% of the controlling interest. This new facility must be capable of providing the services currently being performed for that client in India at a comparable cost to us and must be comparable in size to the existing facility in which the client services are being provided. We are actively looking at a few specific locations.

Regulation

Because of the diversity and highly complex nature of our service offerings, our operations are subject to a variety of rules and regulations and several U.S. and foreign federal and state agencies regulate aspects of our business. In addition, our clients may contractually require that we comply with certain rules and regulations, even if those rules and regulations do not actually apply to us. Failure to comply with any applicable laws and regulations could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines and criminal penalties, which could have a material adverse effect on our operations.

We are one of the few offshore BPO service providers that can provide TPA insurance services in 44 states of the United States, having been licensed or exempted from, or not subject to, licensing in each of those states, which may help make us an attractive service provider to future clients.

Our debt collection services are subject to the Fair Debt Collection Practices Act, which regulates debt collection practices and includes licensing requirements. In addition, many states require a debt collector to apply for, be granted and maintain a license to engage in debt collection activities within a state. We are currently licensed (or exempt from licensing requirements) to provide debt collection services in all but one state in the United States that have non-exempt requirements and have separate “per-customer” exemptions with respect to our ongoing collection obligations.

Our operations are also subject to compliance with a variety of other laws and regulations that apply to certain portions of our business such as the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act of 1996, the Truth in Lending Act, the Fair Credit Billing Act, the Fair Debt Collections Practices Act and FDIC rules and regulations. Our client contracts specify what particular regulatory requirements we must meet in connection with the BPO solutions we provide. We train our employees regarding the applicable laws and regulations.

Regulation of our business by the Indian government affects our business in several ways. We benefit from certain tax incentives promulgated by the Indian government, including a ten-year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, which will expire by location in 2009. As a result of these incentives, our operations have been subject to lower Indian tax liabilities. Our subsidiaries in India are also subject to certain currency transfer restrictions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Income Tax” and “—Foreign Currency.”

Legal Proceedings

In the course of our normal business activities, various lawsuits, claims and proceedings may be instituted or asserted against us. We believe that the disposition of matters instituted or asserted will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of January 1, 2005.

Name	Age	Position
Vikram Talwar	55	Chief Executive Officer and Vice Chairman of the Company
Rohit Kapoor	40	President and Chief Financial Officer and Director of the Company
Pavan Bagai	43	Vice President, Strategic Business of EXL India
Vikas Bhalla	33	Vice President, Quality and Process Excellence of EXL India
Rakesh Chopra	52	Country Manager India of EXL India
Deepak Dhawan	52	Vice President, Human Resources of EXL India
Narasimha Kini	36	Vice President, Advisory Services of EXL India
Shiv Kumar	37	Chief Sales and Marketing Officer of EXL Inc.
Jagadeesh Menon	44	Chief Technology Officer of EXL India
Vinay Mittal	42	Vice President, Finance of EXL India
Amit Shashank	34	General Counsel and Vice President of EXL Inc.
Lalit Vij	40	Vice President and Business Leader Insurance Operations of EXL India
Steven Gruber	47	Chairman of the Board of Directors of the Company
Bradford E. Bernstein	38	Director of the Company
James C. Hale, III	52	Director of the Company

Vikram Talwar co-founded EXL Inc. in April 1999 and has served as our Chief Executive Officer and Vice Chairman of our board of directors since November 2002 and as Chief Executive Officer of EXL Inc. since April 1999. Prior to founding EXL Inc., Mr. Talwar served in various capacities at Bank of America including Country Manager in India and other Asian countries from 1970 to 1996 and served as Chief Executive Officer and Managing Director of Ernst & Young Consulting India from 1998 to 1999.

Rohit Kapoor co-founded EXL Inc. in April 1999 and has served as our President and Chief Financial Officer and director since November 2002 and as President and Chief Financial Officer of EXL Inc. since August 2000. Prior to founding EXL Inc., Mr. Kapoor served as the business head of Deutsche Bank from July 1999 to July 2000. From 1991 to 2000, Mr. Kapoor served in various capacities at Bank of America in the United States and Asia, including India.

Pavan Bagai has served as Vice President, Strategic Business of EXL India since November 2004. He previously served as Vice President and Head of Operations of EXL India from December 2003 to October 2004 and as Vice President, Operations from July 2002 to December 2003. From 1985 until joining EXL India, Mr. Bagai served in various capacities in several key business areas at the Bank of America, including corporate banking, finance, capital markets and trading in various markets across Asia and Europe, including India.

Vikas Bhalla has served as Vice President, Quality and Process Excellence of EXL India since April 2002. He served as Director Quality Initiatives of EXL India from May 2001 to April 2002. From May 1998 to May 2001, Mr. Bhalla served in various capacities at GE Plastics India, including as the Quality Leader and E-Business Leader for GE Plastics India.

Rakesh Chopra has served as Country Manager India of EXL India since December 6, 2004. He previously served as Regional Vice President and General Manager, Global Service Centers—Asia at American Express. Prior to that Mr. Chopra spent 11 years at GE in various general management roles including Chief Financial Officer of GE Plastics, Chief Executive Officer of GE Capital Business Process Management Services Ltd, Chief Financial Officer for GE Capital India and Senior Vice President and Business Leader at GECIS. At EXL India, Rakesh will be responsible for operations and client service delivery.

Deepak Dhawan has served as Vice President, Human Resources of EXL India since June 2002. Mr. Dhawan served in various capacities at Eicher Goodearth Ltd., an automobile and engineering company, from June 1994 to June 2002, including as Executive Vice President Human Resource & Strategic Planning and has over 25 years of management experience in industrial relations, personnel and training.

Narasimha Kini has served as Vice President, Advisory Services for EXL India since January 2004. He was Head Internal Controls of EXL India from April 2001 to December 2003. Before joining us, Mr. Kini served as Finance Manager at Al-Futtaim Wills Faber (Pvt) Ltd, an insurance broker and consulting company, from July 1999 to January 2001.

Shiv Kumar has served as Chief Sales and Marketing Officer of EXL Inc. since March 2004. Mr. Kumar heads our global sales and marketing function. Prior to joining EXL India, Mr. Kumar was Vice President of HCL Technologies America Inc., an offshore IT services company, from November 1987 to February 2004. Mr. Kumar has over 16 years of experience in the areas of client relationship management, sales, marketing, capital transactions and business development spanning various IT & BPO services.

Jagadeesh Menon has served as Chief Technology Officer of EXL India since April 2004. Mr. Menon served as Vice President Technology & Operations at eFunds International India (Pvt) Ltd, a BPO company, from September 1999 to April 2004 and has 20 years of experience in the area of technology for the financial services and BPO sectors.

Vinay Mittal has served as Vice President, Finance of EXL India since December 2003. Mr. Mittal heads our finance function. Prior to joining EXL India, he served in various capacities at Max India Ltd, a life insurance, healthcare and IT company, from October 1998 to April 2003, including as Vice President and Chief Investment Officer at Max India Ltd, where he led private equity investments in the IT and IT enabled service sectors, and as Chief Financial Officer of Max IT from April 2001 to December 2002.

Amit Shashank has served as General Counsel and Vice President of EXL Inc. since June 2004. Prior to joining EXL Inc., Mr. Shashank was an attorney with the law firm of Shearman & Sterling LLP from January 1997.

Lalit Vij has served as Vice President and Business Leader, Insurance Operations of EXL India since November 2004. Previously he served as the Vice President and Business Leader for Aviva Operations of EXL India from December 2003 to November 2004. He was the Vice President Operations of EXL India from November 2000 to December 2003. Mr. Vij was a Service Delivery Leader at American Express from June 1996 to November 2000.

Steven Gruber has served as Chairman of our board of directors since November 2002. Since February 1999, Mr. Gruber has been a Managing Partner of Oak Hill Capital Management, Inc., the investment advisor to Oak Hill Capital Partners, L.P. Since April 1990, Mr. Gruber has been a Managing Director of Oak Hill Partners, Inc. (including its predecessor entities) and the Manager of Acadia Partners, L.P. Additionally, since February 1994, he has been a Managing Partner of Insurance Partners Advisors L.P. Mr. Gruber serves on the boards of directors of American Capital Access Holdings Limited, American Skiing Company, Blackboard Inc., Travel Centers of America, Inc. and Williams Scotsman Holdings, Inc.

Bradford E. Bernstein has served as a director since November 2002. Since May 2003, Mr. Bernstein has been a Partner at FTVentures. From 1999 to 2003, Mr. Bernstein was a Partner at Oak Hill Capital Management, Inc., the investment advisor to Oak Hill Capital Partners, L.P. From 1992 to 1999, Mr. Bernstein served in various capacities, including as a Managing Director, at Oak Hill Partners, Inc. He serves on the board of directors of several private companies.

James C. Hale, III has served as a director since November 2002. Since July 1998, Mr. Hale has served as a General Partner and Managing Member of FTVentures, a venture capital firm. Prior to joining FTVentures, Mr. Hale served in various capacities at Montgomery Securities from 1982 to 1998, and most recently as Senior Managing Director and Director of Financial Technology of Montgomery Securities. Mr. Hale serves as a director of Caplin Systems, iPhrase Technologies, Verus Financial Management, Xign and Duke University Management Company.

Board Structure and Compensation

Composition of our Board of Directors

Our board of directors currently consists of six directors. We are planning to appoint one additional director to the board of directors who would be deemed independent under applicable federal securities laws and the listing standards of the Nasdaq National Market before the consummation of this offering. This offering is conditioned upon us amending and restating our charter documents prior to its consummation. Our amended and restated by-laws will provide that our board of directors consists of no less than          or more than          persons. The exact number of members on our board of directors will be determined from time to time by resolution of a majority of our full board of directors. Upon consummation of this offering, our board will be comprised of          directors and will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs.                      will serve initially as Class I directors (with a term expiring in 2005). Messrs.                      will serve initially as Class II directors (with a term expiring in 2006). Messrs.                      will serve initially as Class III directors (with a term expiring in 2007).

Committees of the Board

Upon consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. We will be required to have one independent director on each of these committees during the 90-day period beginning on the date of effectiveness of the registration statement filed with the Commission in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on each of these committees. Thereafter, each of these committees is required to be comprised entirely of independent directors. The following is a brief description of our committees.

Audit Committee.    Our Audit Committee assists the board in monitoring the integrity of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal and regulatory requirements. The Audit Committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the Audit Committee. The Audit Committee will also review and approve all related-party transactions in accordance with the rules of the Nasdaq National Market.

Messrs.              and              are the current members of our Audit Committee. Prior to the consummation of this offering, we will appoint an additional director to the Audit Committee who will qualify as an audit committee financial expert under the rules of the Commission implementing Section 407 of the Sarbanes-Oxley Act of 2002, and will meet the independence and the experience requirements of the Nasdaq National Market and the federal securities laws. In addition, following the consummation of this offering, our board of directors will appoint new independent members to the Audit Committee to replace Messrs.              and             .

Compensation Committee.    Our Compensation Committee reviews and recommends policies relating to compensation and benefits of our directors and employees and is responsible for approving the compensation of our Chief Executive Officer and other executive officers. Our Compensation Committee also administers the issuance of stock options under our equity incentive plans. The Compensation Committee is also responsible for producing the annual report on executive compensation required to be included in our annual proxy materials under the federal securities laws. Messrs.              and              are the current members of our Compensation Committee. Messrs.              and              currently meet the independence requirements of the Nasdaq National Market and the federal securities laws. In addition, prior to the consummation of this offering, we will appoint an additional independent director to the Compensation Committee.

Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee nominates candidates for election to our board of directors and develops and recommends to the board of directors corporate governance guidelines that are applicable to us. Messrs.             ,              and              are the current members of our Nominating and Corporate Governance Committee and meet the independence requirements of the Nasdaq National Market and the federal securities laws.

Compensation Committee lnterlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Directors’ Compensation

The following compensation will apply following the consummation of this offering. Directors who are not executive officers will receive an annual fee of $20,000. The Chairman of our board of directors will receive an annual fee of $25,000. In addition, directors will receive a fee of $2,000 for each board meeting they attend ($1,000 if they attend telephonically). In addition, each member of a board committee will receive a fee of $1,000 for each committee meeting they attend ($500 if they attend telephonically). Directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board of directors and its committees. In addition, non-employee directors will receive a one-time grant of options to purchase              shares which will vest ratably over four years.

Advisory Board

We have established an advisory board whose function is to provide the board of directors and senior management with advice on strategic direction and business development initiatives. Our advisory board does not constitute a part of our corporate governance structure and is currently composed of Messrs. Allen J. Gula and Simon Machell. Members of our advisory board are appointed from time to time by our board of directors.

Allen J. Gula, Jr. currently serves as an Advisor to the co-CEOs of Franklin Resources, a global asset management company. From August 1999 to July 2002, Mr. Gula served as the Co-President and Chief Information Officer of Franklin Resources. Prior to August 1999, he was an Executive Vice President at KeyCorp and Chairman/Chief Executive Officer for Key Services Corporation. In addition, Mr. Gula is a director and advisory board member of several privately held companies.

Simon Machell has been Customer Service Director & Chairman of Aviva Offshore Services PLC since 2000 where he reports directly to the Chief Executive Officer of Norwich Union Insurance. From 1994 to 2000,

he was Head of Finance and Claims Director at Norwich Union PLC. Mr. Machell has wide-ranging experience as a management consultant in the financial services field and is qualified as a chartered accountant.

Each member of the advisory board has received options to purchase 5,000 shares in the aggregate of our Series B common stock (             shares on a pro forma basis after giving effect to the Share Conversion).

Executive Compensation

Summary Compensation Table

The following table sets forth the cash and non-cash compensation paid by or incurred on our behalf to our Chief Executive Officer and four other most highly compensated executive officers for the two years ended December 31, 2004 and December 31, 2003.

						Long-Term Compensation Awards
	Annual Compensation					Restricted Stock($)	Number of Securities Underlying Options/ SARs(#)
Name and Principal Position	Year	Salary($)	Bonus($)		Other Annual($) (1)			All Other Compensation ($)
Vikram Talwar Chief Executive Officer	2004 2003	334,893 312,499	300,000 175,000	(2)	117,772 99,811	— —	— —	6,274 1,653	(3) (3)
Rohit Kapoor President and Chief Financial Officer	2004 2003	370,967 312,499	300,000 175,000	(2)	— —	— —	— —	6,093 1,653	(3) (3)
Deepak Dhawan Vice President, Human Resources	2004 2003	112,322 112,774	— 21,324	(7)	— —	— —	— — 20,000	— 100,000	(4)
Pavan Bagai Vice President, Strategic Business of EXL India	2004 2003	115,145 124,235	— 21,324	(7)	— —	— —	— 25,000	— 90,000	(4)
Shiv Kumar(6) Chief Sales and Marketing Officer	2004	166,667	—	(7)	—	—	—	5,000	(5)

(1)	Includes $30,433 in 2003 and $38,857 in 2004 relating to travel for Mr. Talwar and his family, together with automobile allowance, automobile insurance, personal security protection in India, social club fees, home office equipment and furnishings and reimbursement of fees relating to personal tax advice.
(2)	While the employment agreements of Messrs. Talwar and Kapoor provide for a contractual bonus of $100,000, our board of directors agreed to grant Messrs. Talwar and Kapoor additional bonuses in 2003 and 2004 as a result of our exceptional performance in 2003 and 2004.
(3)	Includes an employer contribution of $1,500 in 2003 and $6,121 in 2004 for Mr. Talwar to our 401(k) plan and insurance premiums for term life insurance. Includes an employer contribution of $1,500 in 2003 and $5,940 in 2004 for Mr. Kapoor to our 401(k) plan and insurance premiums for term life insurance.
(4)	Special one-time incentive paid under the Conseco Management Incentive Plan.
(5)	Reflects an employer contribution of $5,000 to our 401(k) plan.
(6)	Mr. Kumar joined the Company in March 2004.
(7)	Actual bonuses for 2004 for these executive officers have not yet been determined.

Options/SAR Grants in Last Fiscal Year

The following table provides information on option grants during the year ended December 31, 2004 to our Chief Executive Officer and four other most highly compensated executive officers under our equity incentive plans.

Option Grants in 2004

Individual Grants
Name	Number of Securities Underlying Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in 2004	Exercise or Base Price Per Share($)	Expiration Date	Grant Date Present Value ($)(1)
Vikram Ralwar	—	—	—	—	—
Rohit Kapoor	—	—	—	—	—
Deepak Dhawan(2)	—	—	—	—	—
Pavan Bagai	—	—	—	—	—
Shiv Kumar	30,000	11.7	7.50	3/04/2014	3.60

(1)	Based on the Black-Scholes option pricing model, assuming an expected life of 60 months, a risk-free interest rate of 4.0%, a 50.0% volatility and a 0.0% dividend yield.

Aggregated Options/SAR Exercises and Value in Last Fiscal Year

Option Exercises and Values in 2004

The following sets forth, as to each named executive officer, aggregate exercises of options to purchase our common stock in the year ended December 31, 2004:

Name	Number of Shares Underlying Options Exercised(#)	Dollar Value Realized($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Dollar Value of Unexercised In-the-Money Options, at Fiscal Year-End($)(2)
			Exercisable	Nonexercisable	Exercisable	Nonexercisable
Vikram Ralwar	—	—	—	—	—	—
Rohit Kapoor	—	—	—	—	—	—
Deepak Dhawan(2)	5,000	36,350	5,000	10,000	117,600	235,200
Pavan Bagai	6,250	45,438	6,250	12,500	147,000	294,000
Shiv Kumar	—	—	—	30,000	—	487,500

(1)	The fair market value of the common stock was $7.50 per share on the date of exercise, which was January 29, 2004.
(2)	Calculated using the fair market value of $23.75 per share of our common stock on December 31, 2004 minus the option exercise price.

Employment Agreements

Vikram Talwar.    We entered into an employment agreement with Mr. Talwar on November 14, 2002 which provides that Mr. Talwar will serve as our Chief Executive Officer and Vice Chairman until November 14, 2005. At our discretion, Mr. Talwar’s employment with us may be extended for up to two additional one-year terms. The agreement provides Mr. Talwar with a base salary starting at $300,000, subject to increases of up to $400,000 upon achievement of certain revenue and EBITDA targets. Mr. Talwar’s current base salary is $400,000. We paid Mr. Talwar a cash bonus of $187,500 upon signing the agreement and he is eligible for an annual bonus of $100,000 based upon the attainment of certain financial targets. We also provide Mr. Talwar with certain benefits, including once-a-year airfare between the United States and India for Mr. Talwar and his family, a term life insurance policy with a face value of $500,000, an automobile in the United States and India, personal security, certain club memberships up to $3,500 per year and certain furniture and equipment for home offices in India and in the United States. In addition, we reimburse Mr. Talwar on account of the additional taxes he pays above his U.S. tax liability, because of his becoming subject to Indian taxes as a result of his relocation to India at our request.

If Mr. Talwar’s employment is terminated either by us without cause (as defined in his employment agreement) or by Mr. Talwar for good reason (as defined in his employment agreement, which definition includes a change of control of us), he will be entitled to receive a severance consisting of his earned but unpaid base salary, bonuses and benefits through the date of termination, including a pro rata portion of his bonus for the year of termination; continued payment of his base salary for a period of two years following the date of termination in accordance with our payroll practices; and continuation of his benefits for a period of no greater than two years following the date of termination. Benefit participation will cease if and when Mr. Talwar commences new employment before the expiration of two years.

If Mr. Talwar becomes disabled, he will be entitled to receive his earned but unpaid base salary, bonuses and benefits through the date of termination, including a pro rata portion of his bonus for the year of termination; his base salary for a period of three months following the termination date (as reduced by any disability insurance benefits paid to him during that period); and continued benefits for a period of three months following the termination date (if permitted by our benefit plans and applicable law).

It is expected that we will enter into a new employment agreement with Mr. Talwar in connection with this offering, with automatic one-year extension rights. Pursuant to this new employment agreement, Mr. Talwar will have such powers, duties and responsibilities as are generally associated with the position of Chief Executive Officer, as may be modified or assigned by our board of directors and subject to the supervision of our board of directors. Mr. Talwar will also serve as Vice Chairman of our board of directors during the term of his employment agreement except under specific circumstances.

Rohit Kapoor.    We entered into an employment agreement with Mr. Kapoor on November 14, 2002 which provides that Mr. Kapoor will serve as our President and Chief Financial Officer until November 14, 2005. At our discretion, Mr. Kapoor’s employment with us may be extended for up to two additional one-year terms. The agreement provides Mr. Kapoor with a base salary starting at $300,000, subject to increases of up to $400,000 upon achievement of certain revenue and EBITDA targets. Mr. Kapoor’s current base salary is $400,000. We paid Mr. Kapoor a cash bonus of $187,500 upon signing the agreement and he is eligible for an annual bonus of $100,000 based upon the attainment of certain financial targets. We also provide Mr. Kapoor with certain benefits, including once-a-year airfare between the United States and India for Mr. Kapoor and his family, a term life insurance policy with a face value of $500,000, an automobile in the United States and India, personal security and certain furniture and equipment for home offices in India and in the United States.

If Mr. Kapoor’s employment is terminated either by us without cause (as defined in his employment agreement) or by Mr. Kapoor for good reason (as defined in his employment agreement, which definition includes a change of control of us), he will be entitled to receive a severance consisting of his earned but unpaid base salary, bonuses and benefits through the date of termination, including a pro rata portion of his bonus for the year of termination; continued payment of his base salary for a period of two years following the date of termination in accordance with our payroll practices; and continuation of his benefits for a period of no greater than two years following the date of termination. Benefit participation will cease if and when Mr. Kapoor commences new employment before the expiration of two years.

If Mr. Kapoor becomes disabled, he will be entitled to receive his earned but unpaid base salary, bonuses and benefits through the date of termination, including a pro rata portion of his bonus for the year of termination; his base salary for a period of three months following the termination date (as reduced by any disability insurance benefits paid to him during that period); and continued benefits for a period of three months following the termination date (if permitted by our benefit plans and applicable law).

It is expected that we will enter into a new employment agreement with Mr. Kapoor in connection with this offering with automatic one-year extension rights. Pursuant to this new employment agreement, Mr. Kapoor will have such powers, duties and responsibilities as are generally associated with the position of President and Chief Financial Officer, as may be modified or assigned by our board of directors and subject to the supervision of our board of directors. Mr. Kapoor will also serve as a member of our board of directors during the term of his employment agreement except under specific circumstances.

Deepak Dhawan, Pavan Bagai and Shiv Kumar.    We entered into employment agreements with Mr. Deepak Dhawan on May 29, 2002, Mr. Pavan Bagai on July 31, 2002 and Mr. Shiv Kumar on January 22, 2004.

Mr. Dhawan received an initial base salary of $112,744 per year in his first year (2002), which was increased to $119,294 per year on April 1, 2004 and increased again on December 1, 2004 to $144,444 per year. The base salary includes a leased company car (with fuel, maintenance and driver), housing, leave travel concession, outpatient medical assistance and retirement benefits. He also receives telephone reimbursements, hospital and accident insurance and a discretionary bonus. Either party may terminate Mr. Dhawan’s employment by giving the other party one month’s notice, except that Mr. Dhawan may not voluntarily terminate his employment if he refuses to return our documents or property to us. We may also terminate Mr. Dhawan’s employment without notice if he is absent for a continuous period of eight days without prior approval. Mr. Dhawan has agreed to retire on his 58th birthday, or earlier if he becomes disabled.

Mr. Bagai received an initial base salary of $115,135 per year in his first year (2002). His base salary was increased once in 2003, again on April 1, 2004 to $142,450 per year and again on December 1, 2004 to $157,778 per year. The base salary includes a leased company car (with fuel, maintenance and driver), housing, leave travel concession, outpatient medical assistance and retirement benefits. He also receives telephone reimbursements, hospital and accident insurance and a discretionary bonus. Either party may terminate Mr. Bagai’s employment by giving the other party one month’s notice, except that Mr. Bagai may not voluntarily terminate his employment if he refuses to return our documents or property to us. We may also terminate Mr. Bagai’s employment without notice if he is absent for a continuous period of eight days without prior approval. Mr. Bagai has agreed to retire on his 58th birthday, or earlier if he becomes disabled.

Mr. Kumar receives an annual base salary of $200,000. In March 2005, if performance goals are met, Mr. Kumar will receive a one-time bonus of $35,000 and will be eligible for a target bonus of $115,000. In 2004, Mr. Kumar was also granted options to purchase 30,000 shares of our Series B common stock as provided by his employment agreement. Either party may terminate Mr. Kumar’s employment at any time.

Confidentiality and Non-Compete Arrangements.    As part of their employment agreements, each of our Chief Executive Officer and the four other most highly compensated executive officers is subject to a standard confidentiality agreement during his employment and thereafter. In addition, Messrs. Talwar and Kapoor have agreed not to directly or indirectly participate in any business that competes with us during their employment with us and for up to two years after the termination of their employment with us. Messrs. Dhawan and Bagai have also agreed to disclose and assign to us any inventions they may create during their relationships with us, and they each have agreed that, after the termination of his employment with us, for any reason, they will not directly or indirectly provide any services to our existing clients or solicit our employees to leave us for a period of two years.

Stock Option Plans

2003 India Option Plan

We adopted the ExlService Holdings, Inc. 2003 India Stock Option Plan, (the “2003 India Plan”), effective on April 1, 2003. The 2003 India Plan complies with the guidelines issued by the Indian Ministry of Finance under the proviso to section 17(2)(iii)(c) of the India Income Tax Act of 1961. The following is a discussion of the features of the 2003 India Plan.

Purpose.    The purpose of the 2003 India Plan is to provide eligible employees of EXL India with the opportunity to acquire an ownership interest in EXL Holdings.

Administration.    The 2003 India Plan is administered by our board of directors or our compensation committee (the “Administrator”). The Administrator has, subject to the terms of the 2003 India Option Plan, complete authority to:

•	interpret the 2003 India Plan,

•	determine the rights and obligations of participants under the 2003 India Plan, and

•	make all other determinations necessary or advisable in the administration of the 2003 India Plan.

Our board of directors determines, in its discretion:

•	the persons who may participate in the 2003 India Plan,

•	the terms and conditions of the options granted under the 2003 India Plan, and

•	all questions of interpretation of the 2003 India Plan or any option granted thereunder.

The determinations by our board of directors are final and binding upon all participants in the 2003 India Plan and the options granted under the 2003 India Plan.

Stock Options.    Under the 2003 India Plan, the Administrator may grant awards of options to purchase shares of our common stock. These options are subject to the terms and conditions of the 2003 India Plan and a stock option agreement evidencing the award, as well as applicable Indian law.

Eligibility.    Any employee of EXL India who is a resident of India and who the Board designates as eligible may participate in the 2003 India Plan, unless the employee is a Promoter (as defined in the Plan) or one of our directors who owns, individually or beneficially, more than 10% of our stock.

Number of Shares Authorized.    A maximum of              aggregate shares of our common stock (          shares after giving effect to the Share Conversion) is available for grant under the 2003 India Plan. As of the date of this prospectus, options to purchase          shares of our common stock (on a pro forma basis after giving effect to the Share Conversion) were issued and outstanding and additional options to purchase          shares of our common stock are expected to be granted under our 2003 India Plan in connection with the consummation of this offering.

Change in Capitalization.    If the Administrator determines that certain corporate transactions or events (as described in the 2003 India Plan), such as a stock split, affect the shares such that an adjustment is determined by our board of directors, in its discretion, to be consistent with such event and necessary or equitable to carry out the purposes of the 2003 India Plan, the 2003 India Plan provides the Administrator with the discretion to appropriately adjust the number, price or kind of shares of stock that may be granted under the 2003 India Plan. In addition, upon the occurrence of certain corporate events or transactions (as described in the 2003 India Plan), such as a merger, consolidation, or reorganization, all options granted under the 2003 India Plan will automatically vest and the Administrator may, in its discretion and upon at least ten days prior notice to the participants, cancel all outstanding options and pay to the holders thereof, the value of such options in a form and an amount equal to what they would have received or been entitled to receive had they exercised all such options immediately prior to the consummation of such corporate event or transaction.

Term and Vesting.    An option granted under the 2003 India Plan provides a participant with the right to purchase, within a specified period of time, a stated number of shares at the price specified in the stock option agreement. Options granted under the 2003 India Plan will be subject to terms, including the exercise price and the conditions and timing of exercise, not inconsistent with the 2003 India Plan, as may be and specified in the applicable stock option agreement or thereafter.

Unless otherwise provided in a stock option agreement, a participant will receive an option to purchase up to              shares of our common stock at an exercise price of up to $             per share, and the option will vest with respect to 25% per year over four years. Under the terms of the 2003 India Plan, the exercise price of the option will be nominally less than the fair market value of the option on the date of grant. The options will expire no more than ten years following the date of grant. The exercise price of an option must be paid in full in order to exercise the option.

Transferability of Stock Options.    Subject to the following paragraph, each option may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No option may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The designation of a beneficiary will not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance for purposes of the 2003 India Plan.

Notwithstanding the foregoing, our board of directors may, in its discretion, provide in a stock option agreement that options granted under the 2003 India Plan may be transferred by a participant without consideration to certain persons (as described in the 2003 India Plan), pursuant to the terms of the 2003 India Plan and subject to such rules as the Administrator may adopt to preserve the purposes of the 2003 India Plan.

Upon the effectiveness of the 2004 India Subplan as described below, we will cease to make new grants under the 2003 India Plan, and a new equity award arrangement for employees of EXL India will be simultaneously adopted as part of the 2004 Plan. Grants previously made under the 2003 India Plan may continue to be exercised in accordance with the terms of the 2003 India Plan.

2004 Stock Option Plan

General.    We adopted the ExlService Holdings, Inc. 2003 Stock Option Plan (the “2003 Plan”) effective on January 1, 2003. In connection with the consummation of this offering, we will amend and restate the 2003 Plan, to expand the number of individuals who are eligible to participate in the 2003 Plan in order to include our affiliates’ employees, directors, and consultants, including employees of EXL India, to increase the number of shares available for awards and to expand the types of awards that may be granted under the 2003 Plan in order to include awards of restricted stock, restricted share units and other stock based awards. We will also rename our 2003 Plan the ExlService Holdings, Inc. 2004 Stock Award Plan (the “2004 Plan”).

Purpose.    The purpose of the 2004 Plan is to provide a means through which we and our affiliates may attract capable persons to enter and remain in our employ and to provide a means whereby our employees, directors and consultants can acquire and maintain ownership of our common stock, thereby strengthening their commitment to our welfare and our affiliates and promoting a common interest between stockholders and these employees.

Administration.    The 2004 Plan will be administered by our compensation committee. It is intended, but not required, that the directors appointed to serve on our compensation committee be “Non-Employee Directors” (within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, (the “Exchange Act”)) and “Outside Directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent Rule 16b-3 and Section 162(m) are applicable. However, the fact that a committee member shall fail to qualify under these requirements will not invalidate any award that is otherwise validly granted under the 2004 Plan. Subject to the terms of the 2004 Plan, the compensation committee will have the authority to grant awards, to determine the number of shares of our common stock for which each award may be granted and to determine any terms and conditions pertaining to the exercise or to the vesting of each award. The compensation committee will have the power, in its sole discretion, to accelerate the vesting of any award granted under the 2004 Plan. The compensation committee will also have full power to construe and interpret the 2004 Plan and any award agreement executed pursuant to the 2004 Plan and to establish, amend, suspend or waive any rules for the proper administration of the 2004 Plan. The determination of the compensation committee on all matters relating to the 2004 Plan or any award agreement will be conclusive.

Eligibility.    Our officers, employees, directors and consultants and those of our subsidiaries or affiliates will be eligible to be designated a participant under the 2004 Plan. The compensation committee will have the sole and complete authority to determine the participants to whom awards will be granted under the 2004 Plan, subject to certain limitations described below.

Number of Shares Authorized.    A maximum of              aggregate shares of our common stock will be available for grant under the 2004 Plan after giving effect to the Share Conversion. As of the date of this prospectus, options to purchase              shares of our common stock (on a pro forma basis after giving effect to the Share Conversion) were issued and outstanding and additional options to purchase              shares of our common stock are expected to be granted under our 2004 Plan upon consummation of this offering. Only          shares may be granted to any one person in any one calendar year with respect to awards of restricted stock, restricted share units and stock bonuses that are intended to be “performance-based compensation” as defined in Section 162(m) of the Code. No more than              shares may be granted to any individual in any one calendar year with respect to options and stock appreciation rights (“SARs”). As described more fully in the 2004 Plan, if an award expires or terminates for any reason prior to the holder of such award receiving any economic benefit therefrom, the number of shares previously subject to but not delivered under such award will be available to be awarded thereafter.

If the compensation committee determines that certain corporate transactions or events (as described in the 2004 Plan), such as a stock split, affect the shares of common stock such that an adjustment is to be consistent with such event and necessary or equitable to carry out the purposes of the 2004 Plan, the compensation committee may, in its discretion, appropriately adjust the maximum number of shares and the classes or series of our common stock which may be delivered pursuant to the 2004 Plan, the number of shares and the classes or series of our common stock subject to outstanding awards, the price per share of all of our common stock subject to outstanding awards and any other provisions of the 2004 Plan. No adjustment made by the compensation committee will give any participant any additional benefits under any outstanding award. In addition, upon the occurrence of certain corporate events or transactions (as described in the 2004 Stock Plan), such as a merger, consolidation, or reorganization, the compensation committee may, in its discretion and upon at least ten days prior notice to the participants, cancel all outstanding awards and pay the holders thereof the value of such awards in a form and an amount equal to what they would have received or been entitled to receive had they exercised all such awards immediately prior to the consummation of such corporate event or transaction.

Terms and Conditions of Awards.    Under the 2004 Plan, the compensation committee may grant awards of nonqualified stock options (“NSOs”), incentive stock options (“ISOs”), SARs, restricted stock, restricted share units, stock bonus awards, or any combination of the foregoing. The compensation committee may but is not required to provide in an award agreement that there will be a vesting acceleration or payout of the award upon a change in control, as defined in the 2004 Plan.

Options.    An option provides a participant with the right to purchase, within a specified period of time, a stated number of shares of our common stock at the price specified in the award agreement. Options granted under the 2004 Plan will be subject to the terms, including the exercise price and the conditions and timing of exercise, not inconsistent with the 2004 Plan, determined by the compensation committee and specified in the applicable award agreement or thereafter. The maximum term of an option granted under the 2004 Plan will be ten years from the date of grant (or five years in the case of an ISO granted to a 10.0% stockholder).

The exercise price per share paid by a participant will be determined by the compensation committee at the time of grant but will not be less than 100.0% of the fair market value of one share on the date the option is granted if the option is an ISO (or no less than 110.0% of such fair market value in the case of an ISO granted to an employee who is a 10.0% stockholder) and will not be less than the par value of one share of our common stock if the option is an NSO. Payment in respect of the exercise of an option may be made in cash or by check, except that the compensation committee may, in its discretion, allow such payment to be made by surrender of unrestricted shares of our common stock (at their fair market value on the date of exercise) which have been held by the participant for at least six months, or by such other method as the compensation committee may determine and that is permitted by law. The compensation committee may also establish rules permitting the deferral of shares of our common stock upon the exercise of options for tax planning purposes.

SARs.    A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares of our common stock or a combination of the foregoing, the appreciation, if any, in the value of one share of our common stock over a certain period of time. An option granted under the 2004 Plan may include SARs, either on the date of grant or, except in the case of an ISO, by subsequent amendment. The compensation committee may also award SARs to a participant independent of the grant of an option. SARs granted in connection with an option will become exercisable, be transferable and will expire according to the same vesting schedule, transferability rules and expiration provisions as the corresponding option. If SARs are granted independent of an option, the SARs will become exercisable, be transferable and will expire in accordance with the vesting schedule, transferability rules and the expiration provisions established by the compensation committee and reflected in the award agreement.

No Repricing.    Our 2004 Plan prohibits the repricing of stock options or SARs awarded under our 2004 Plan.

Restricted Stock.    An award of restricted stock is a grant of shares at a price determined by the compensation committee, which may be zero. The grant or the vesting of an award of restricted stock may be conditioned upon service to us or our affiliates or upon the attainment of performance goals or other factors, as determined in the discretion of the compensation committee. The compensation committee may also, in its discretion, provide for the lapse of restrictions imposed upon an award of restricted stock. Holders of an award of restricted stock will have, with respect to the restricted stock granted, all of the rights of a stockholder, including the right to vote and to receive dividends.

Restricted Share Units.    The compensation committee is authorized to award restricted share units to participants. The compensation committee will establish the terms, conditions and restrictions applicable to each award of restricted share units, including the time or times at which restricted share units will be granted or vested and the number of units to be covered by each award. The terms and conditions of each restricted share award will be reflected in a restricted share unit agreement. Each restricted share unit (representing one share of our common stock) awarded to a participant will be credited with an amount equal to the cash or stock dividends paid by us in respect of one share of our common stock (“dividend equivalents”). At the discretion of the compensation committee, dividend equivalents may either be paid currently to the participant or withheld by us for the participant’s account and interest will be credited on such dividend equivalents withheld at rate to be determined by the compensation committee. Upon expiration of the vesting period with respect to any restricted share units covered by a restricted share award, we will deliver to the participant or his beneficiary one share of our common stock for each restricted share unit with respect to which the vesting period has expired and cash or shares of common stock equal to the dividend equivalents credited to the restricted share unit and any interest accrued thereon.

With respect to an award of restricted stock or restricted share units that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the timing, establishment and adjustment of performance goals will be implemented by the compensation committee in a manner designed to preserve the treatment of such award as “performance-based compensation” for purposes of Section 162(m) of the Code.

Stock Bonus Awards.    The compensation committee may, in its discretion, grant an award of unrestricted shares of our common stock, either alone or in tandem with other awards, under such terms and conditions as the compensation committee in its sole discretion may decide. A stock bonus award shall be granted as, or in payment of, a bonus, or to provide special incentives or recognize special achievements or contributions.

Performance Criteria.    The compensation committee may, in its discretion, condition the vesting of any award granted under the 2004 Plan upon the satisfaction of certain performance goals. To the extent an award is intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the performance goals will be established by the compensation committee with reference to one or more performance criteria set forth in the 2004 Plan, either on a company-wide basis or, as relevant, in respect of one or more of our affiliates, divisions or operations.

Transferability.    Generally, each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative, and such award may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

The compensation committee may, in its discretion, however, provide that awards granted under the 2004 Plan that are not ISOs may be transferred by a participant without consideration to certain “permitted transferees” (as defined in the 2004 Plan), pursuant to the terms of the 2004 Plan and rules adopted by the compensation committee.

Amendment.    Our board of directors may amend, alter, suspend, discontinue, or terminate the 2004 Plan or any portion thereof at any time. No such action may be taken, however, without shareholder approval if such approval is necessary to comply with any regulatory requirement and no such action that would impair any rights under any previous award will be effective without the consent of the person to whom such award was made. In addition, the compensation committee is authorized to amend the terms of any award granted under the 2004 Plan if the amendment would not impair the rights of any participant without his or her consent. No amendment may, however, reduce the exercise price of an option, cancel an existing option and replace it with a new option having a lower exercise price, or take any other action, that would result in such option being considered “repriced” for purposes of our proxy statement, or that would result in the option being accounted for under the variable method of accounting, without shareholder approval of such amendment.

U.S. Federal Income Tax Consequences.    The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise of awards under the 2004 Plan and the disposition of shares purchased pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state and local tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options.    No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock.    A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Share Units.    A participant will not be subject to tax upon the grant of a restricted share unit award. Rather, upon the delivery of shares or cash pursuant to a restricted share unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m).    In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is disclosed in its proxy statement, subject to certain exceptions. The 2004 Plan is intended to satisfy either an exception or applicable transitional rule requirements with respect to grants of options to covered employees. The 2004 Plan is designed to permit certain awards of restricted share units and other awards to be awarded in a manner intended to qualify under either the “performance-based compensation” exception to Section 162(m) of the Code or applicable transitional rule requirements.

Notwithstanding the above, a portion of the 2004 Plan will be designated the “2004 India Subplan.” The terms and conditions governing options granted under the 2004 India Subplan are identical to the terms and conditions governing options granted under the 2003 India Plan. Under the 2004 India Subplan, the compensation committee may also grant awards of nonqualified stock options, incentive stock options, SARs, restricted stock, restricted share units, stock bonus awards, or any combination of the foregoing in accordance with the same terms and conditions governing such awards under the 2004 Plan. The shares reserved under the 2004 Plan will be available for grants under the 2004 India Subplan.

PRINCIPAL STOCKHOLDERS

The table below sets forth, as of January 1, 2005, information with respect to the beneficial ownership of our common stock by:

•	each of our directors and each of the executive officers named in the Summary Compensation Table under “Management—Executive Compensation,”

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock, and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the Commission governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

	Shares of Series A Common Stock Beneficially Owned Before This Offering			Shares of Series B Common Stock Beneficially Owned Before This Offering		Shares of Common Stock Beneficially Owned After This Offering (1)
Name and Address of Beneficial Owner (2)	Number of Shares		Percentage of Class	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Oak Hill Partnerships(3)	5,271,252	(4)	51.7%	—	—
FTVentures(5)	1,757,084	(6)	17.2	—	—
NUI Investments Limited(7)	526,316		5.2	—	—
Vikram Talwar	1,053,036		10.4	—	—
Rohit Kapoor	1,053,036		10.4	—	—
Deepak Dhawan	—		—	59,831	9.7%
Pavan Bagai	—		—	181,180	29.4
Lalit Vij	—		—	48,656	9.1
Steven Gruber	—		—	—	—
James C. Hale, III	—		—	—	—
Bradford E. Bernstein	—		—	—	—
All current directors and executive officers as a group (15 persons)	2,106,072		20.9	372,980	67.0

(1)	Gives effect to the Share Conversion and assumes no exercise of the underwriters’ option to purchase additional shares. In the event the option is exercised, the underwriters have an option to purchase up to additional shares of our common stock.
(2)	Unless otherwise noted, the business address of each beneficial owner is c/o ExlService Holdings, Inc., 350 Park Avenue, New York, New York 10022.
(3)	The business address of Oak Hill Partnerships is 201 Main Street, Suite 2415, Fort Worth, TX 76102.
(4)	Includes an aggregate of 5,139,471 shares of Series A common stock held by Oak Hill Capital Partners, L.P. and 131,781 shares of Series A common stock held by Oak Hill Capital Management Partners, L.P. OHCP MGP, LLC is the sole general partner of OHCP GenPar, L.P., which is the sole general partner of Oak Hill Capital Management Partners, L.P. and Oak Hill Capital Partners, L.P. OHCP MGP, LLC exercises voting and dispositive control over the shares held by Oak Hill Capital Management Partners, L.P. and Oak Hill Capital Partners, L.P.
(5)	The business address of FTVentures is 601 California Street, Suite 2200, San Francisco, CA 94109.

(6)	Includes 847,139 shares of Series A common stock held by Financial Technology Ventures (Q), L.P., 31,403 shares of Series A common stock held by Financial Technology Ventures, L.P., 873,354 shares of Series A common stock held by Financial Technology Ventures II (Q), L.P. and 5,188 shares of Series A common stock held by Financial Technology Ventures II, L.P. Financial Technology Management, LLC is the sole general partner of Financial Technology Ventures (Q), L.P. and Financial Technology Ventures, L.P. Financial Technology Management II, LLC is the sole general partner of Financial Technology Ventures II (Q), L.P. and Financial Technology Ventures II, L.P. Financial Technology Management, LLC exercises voting and dispositive control over the shares held by Financial Technology Ventures (Q), L.P. and Financial Technology Ventures, L.P., and Financial Technology Management II, LLC exercises voting and dispositive control over the shares held by Financial Technology Ventures II (Q), L.P. and Financial Technology Ventures II, L.P.
(7)	The business address of NUI Investments Limited is 8 Surrey Street, Norwich NR1 3NG, United Kingdom.

Recent Stock Sale

On December 3, 2004, Vikram Talwar and Rohit Kapoor entered into a Stock Purchase Agreement with TCV V, L.P. and TCV V Member Fund, L.P. (together “TCV”) pursuant to which TCV purchased an aggregate of 421,054 shares of our Series A common stock (             shares after giving effect to the Share Conversion) for an aggregate purchase price of approximately $10.0 million. In connection with the sale, Messrs. Talwar and Kapoor agreed to make up the difference to TCV between the purchase price and the resale price if TCV were required to resell those shares in connection with a sale of EXL Holdings at a price lower than that paid to Messrs. Talwar and Kapoor. By its terms, certain provisions of the agreement, including the obligation to make up for the difference, will terminate upon the consummation of this offering. In addition, we granted TCV certain piggyback registration rights with respect to its shares of our Series A common stock, subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. We also granted TCV approval rights relating generally to affiliate transactions and the right to purchase a pro rata share of specified issuances of our common stock or preferred stock. See “Certain Relationships and Related Transactions— Transactions Entered into in Connection with this Offering—Registration Rights Agreements.” The provisions of our agreement with TCV relating to approval rights of affiliate transactions and the right to participate in additional equity sales will terminate upon the consummation of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Entered into in Connection with this Offering

Share Conversion

Prior to this offering, we had two classes of common stock, our Series A common stock and Series B Common Stock. In accordance with the terms of our certificate of incorporation and our existing stock option plan arrangements, immediately prior to the consummation of this offering, each share of our Series B common stock will be converted automatically and without any action on the part of the holders or our part into one share of our Series A common stock, and each option to purchase shares of our Series B common stock will be adjusted to convert without any action on the part of the holders into an option to purchase the same number of shares of our Series A common stock. In addition, prior to the consummation of this offering, we will increase our total authorized number of shares of capital stock, make certain changes to our charter documents and effect the Stock Split. As a result, after this offering, we will only have one class of common stock outstanding, which will be referred to as common stock.

Termination of Stockholders’ Agreement

We are parties to a Stockholders’ Agreement with Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Financial Technology Ventures, L.P., Financial Technology Ventures (Q), L.P., Financial Technology Ventures II, L.P., Financial Technology Ventures II (Q), L.P., Vikram Talwar, Rohit Kapoor and certain other stockholders which contains certain rights and restrictions on the sale, assignment, transfer, encumbrance or other disposition of the approximately          shares of our common stock (         after giving affect to the Stock Split) that are subject to the agreement. While this agreement by its terms will expire six months after the consummation of this offering, the parties expect to terminate this agreement immediately prior to the consummation of this offering.

One of our directors, Mr. Steven Gruber, is a Managing Partner of Oak Hill Capital Management, Inc., the investment advisor to Oak Hill Capital Partners, L.P., as Oak Capital Management. Our director, Mr. Bradford E. Bernstein, is a Partner at FTVentures, one of our 5% stockholders, and a former Partner of Oak Hill Capital Management, Inc., the investment advisor to Oak Hill Capital Partners, L.P., one of our 5% stockholders. Mr. James C. Hale III, another director, is a General Partner and Managing Member of FTVentures.

Registration Rights Agreements

Prior to the consummation of this offering, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Financial Technology Ventures (Q), L.P., Financial Technology Ventures, L.P., Financial Technology Ventures II (Q), L.P., Financial Technology Ventures II, L.P., Vikram Talwar, Rohit Kapoor and certain other members of our management (the “Initial Stockholders”) will enter into a registration rights agreement with us relating to the shares of common stock they hold. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the Initial Stockholders may require that we register for public resale under the Securities Act all shares of common stock that they request be registered at any time after the expiration of the relevant lock-up period following this offering. The Initial Stockholders may demand a number of registrations so long as the securities being registered in each registration statement are reasonably expected to produce specified aggregate proceeds. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, the Initial Stockholders have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. The non-requesting Initial Stockholders are entitled to piggyback registration rights with respect to any registration request made by the requesting Initial Stockholders. If the registration requested by the Initial Stockholders is in the form of a firm underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would jeopardize the success of the offering, the number of shares included in the offering will be determined as follows:

•	first, shares offered by the Initial Stockholders (pro rata, based on their respective ownership of our common equity),

•	second, shares offered by any other stockholders (pro rata, based on their respective ownership of our common equity), and

•	third, shares offered by us for our own account.

In addition, the Initial Stockholders have been granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would jeopardize the success of the offering, the number of shares included in the offering will be determined as follows:

•	first, shares offered by us for own account if we have initiated such registration or by any stockholders exercising demand rights with respect to such registration (pro rata, based on their respective ownership of our common equity),

•	second, shares offered by any of our other stockholders (including the Initial Stockholders) (pro rata, based on their respective ownership of our common equity), and

•	third, shares offered by us for our own account if any stockholder initiated such registration by exercising demand rights.

In connection with this offering or the other registrations described above, we will indemnify any selling stockholders, and we will bear all fees, costs and expenses (except underwriting discounts and selling commissions).

On December 3, 2004, we granted TCV certain piggyback registration rights with respect to its shares of our common stock, subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. We will indemnify TCV and bear all fees, costs and expenses, except underwriting commissions or discounts, brokerage fees, transfer taxes, expenses of counsel, accountants or other representatives retained by TCV in connection with any registration of TCV’s shares.

Stock and Note Purchase Agreement

On December 13, 2002, we entered into a Stock and Note Purchase Agreement with Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Financial Technology Ventures, L.P., Financial Technology Ventures (Q), L.P., Financial Technology Ventures II, L.P., Financial Technology Ventures II (Q), L.P., Vikram Talwar and Rohit Kapoor. Under this agreement, we issued and sold shares of our Series A common stock and Series A preferred stock and issued senior promissory notes to these persons. We intend to use a portion of the net proceeds from this offering to redeem $4.5 million in aggregate principal amount of Series A preferred stock, plus accrued and unpaid dividends to the redemption date, and to repay all of those senior promissory notes in the aggregate principal amount of $4.9 million, plus accrued and unpaid interest to the repayment date. The following table lists the aggregate purchase price paid by each party, the securities acquired and the amount to be paid to redeem the Series A preferred stock and repay the senior promissory notes.

	Aggregate Purchase Price	Shares of Series A Common Stock (#)	Shares of Series A Preferred Stock (#)	Principal Amount of Senior Promissory Notes	Amount to be Paid to Redeem Series A Preferred Stock and Senior Promissory Notes
Oak Hill Capital Partners, L.P.	$7,312,500.00	5,139,471	29,182.00	$3,175,549.94	$
Oak Hill Capital Management Partners, L.P.	187,500.00	131,781	748.26	81,424.07
Financial Technology Ventures, L.P.	44,680.00	31,403	178.30	19,403.24
Financial Technology Ventures (Q), L.P.	1,205,320.00	847,139	4,870.07	523,426.43
Financial Technology Ventures II, L.P.	7,381.25	5,188	29.46	3,204.99
Financial Technology Ventures II (Q), L.P.	1,242,618.75	873,354	4,958.92	539,623.68
Vikram Talwar	612,135.32	1,053,036	1,496.51	162,848.91
Rohit Kapoor	612,135.32	1,053,036	1,496.51	162,848.91

Agreements with Norwich Union

Stock Purchase Agreement

On July 22, 2004, we entered into a Stock Purchase Agreement with NUI Investments Limited, an affiliate of our client Norwich Union, pursuant to which NUI Investments Limited purchased 526,316 shares of our Series A common stock for an aggregate purchase price of $12,500,000. Following the consummation of this offering and the Share Conversion, these shares will be converted into                      shares of our common stock, representing approximately                     % of our total outstanding common stock. Provisions of the Stock Purchase Agreement relating to certain approval rights, subsequent client-related transactions and additional equity financings will terminate upon the consummation of this offering. We granted Norwich Union piggyback registration rights subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. We will indemnify NUI Investments Limited and bear all fees, costs and expenses, except underwriting commissions or discounts, brokerage fees, transfer taxes, expenses of counsel, accountants or other representatives retained by NUI Investments Limited in connection with any registration of shares purchased by NUI Investments Limited.

Insurance Services Framework Agreements

On May 28, 2003, we entered into an initial Insurance Services Framework Agreement with Norwich Union to supply them with insurance services. In connection with this agreement, we entered into a guarantee agreement, confidentiality agreement and data protection agreement. Each of these agreements was subsequently terminated in 2004 and replaced by two new Insurance Services Framework Agreements with Norwich Union.

Our Insurance Services Framework Agreements with Norwich Union provide a broad range of business process services to Norwich Union and its affiliates from our facilities in Pune (the “Pune Agreement”) and Noida (the “Noida Agreement”). These agreements provide that we will supply insurance services to Norwich Union to be set forth in work orders between us and Norwich Union. Under those agreements, we will generally be responsible for facility planning and management, IT and telecommunications services.

Under the Pune Agreement, neither we nor Norwich Union is under any obligation to comply with its obligations under that agreement, or to receive or provide insurance services, prior to the signing of a work order. However, under the Noida Agreement, Norwich Union has agreed to make a minimum commitment to use our insurance services requiring an average of not less than 550 full time employees in the Noida facility in any continuous period of 12 months following August 1, 2004.

Under the Pune Agreement, we and Norwich Union have agreed to the following restrictive covenants for so long as the average number of full time equivalents used to provide the services under both the Pune Agreement and the Noida Agreement during any period of 12 months ending on any anniversary of this agreement is less than 600 in aggregate. We have agreed not to provide in India any services similar to the services we provide to Norwich Union to competitors of Norwich Union that have been identified by Norwich Union. Further, during the term of this agreement and until the second anniversary of the date of termination, Norwich Union has agreed not to engage in certain competing activities.

The Pune Agreement has a minimum term of three years and the Noida Agreement has a minimum term of five years.

Either we or Norwich Union may terminate the agreements immediately under certain circumstances, including our failure to meet certain performance standards, without cost or liability. In addition, either party may terminate the agreement for any reason after their original term of three to five years upon six months’ prior notice, without cost or liability. Norwich Union may also terminate the Noida Agreement for any reason upon six months’ prior notice upon payment of a termination fee. Norwich Union may also terminate a work order immediately upon certain circumstances or for any reason upon three months’ prior written notice and payment of a termination fee.

Norwich Union pays us for our services on a cost-plus basis. In addition to the costs, Norwich Union has agreed to pay us a management fee which is based on three levels of performance. The agreement which relates to the Noida facility provides that if in any continuous period of 12 months following July 29, 2004, the amount of the management fee paid to us in that period is less than the amount of the management fee that would have been so paid had the minimum commitment described therein been complied with, Norwich Union will then pay us any difference. We will also share any cost efficiency savings with Norwich Union, based on previously agreed upon percentages of those savings.

In separate Guarantee and Indemnity Agreements, two affiliates of Norwich Union have each guaranteed under certain circumstances the payment of all obligations under the Insurance Services Framework Agreements for each of the Pune and Noida facilities, up to a maximum payment of an aggregate of £26.0 million (U.S.$50.0 million at an exchange rate as of December 2, 2004). These two affiliates have also agreed to indemnify us for any losses we may incur while acting in good faith under the applicable service agreement or related work order, as a result of any default by Norwich Union or each of those affiliates, as the case may be.

In addition, we and our operating subsidiaries that are the subject of those service agreements have entered into data protection agreements, which establish the obligations of each party to protect the export and use of personal data disclosed by, and on behalf of, Norwich Union, relating to its U.K. customers.

Purchase by Norwich Union of Assets of EXL India

Under the Noida Agreement, Norwich Union has the option to purchase certain of the assets of our operating subsidiary, EXL India, for the book value (as defined in that agreement) of these assets on the terms and conditions set forth in the agreement, under any of the following circumstances:

•	if we are in material default of that agreement, as defined in the agreement, and such default affects the insurance services provided by more than 300 full time employees or their equivalent,

•	upon our change of control that was not approved by Norwich Union in advance, which change of control results or would result in us becoming a company controlled by a competitor of Norwich Union or a U.K. client of Norwich Union, as defined in that agreement, or

•	if there has been a material default, as defined in the agreement, by us, that has prejudiced or is likely to prejudice the reputation of Norwich Union or a U.K. client of Norwich Union.

Option to Purchase Stock of NCOP

We entered into a Virtual Shareholders’ Agreement with Norwich Union, EXL India and Noida Customer Operations Private Limited (“NCOP”), the operating subsidiary for the Pune services, on August 26, 2004. Under that agreement Norwich Union has the option to purchase all of the outstanding shares of NCOP under the following circumstances:

•	upon six months’ prior notice, at any time during the period commencing on February 26, 2007 and terminating on February 26, 2011, or

•	upon termination of the Insurance Services Framework Agreement relating to the Pune facility pursuant to its terms.

We may cause Norwich Union to purchase all of the outstanding shares of NCOP under the following circumstances:

•	if the volumes (as defined in the agreement) of NCOP on the date we give notice of this “put” to Norwich Union are less than 90% of NCOP on August 26, 2007, at any time during the period commencing on August 26, 2007 and terminating on February 26, 2011, or

•	upon termination by us of the Insurance Services Framework Agreement relating to the Pune facility pursuant to its terms.

In either case, the purchase price of the stock will be the net asset value (as defined in the agreement) of NCOP and certain foregone profits (as calculated pursuant to the agreement) for the NCOP shares. This agreement will terminate one month after the termination of the Pune Agreement. Norwich Union also has the right under that agreement to designate for election one member of the board of directors of NCOP.

Management Arrangement

We have a management arrangement with Oak Hill Capital Partners, L.P. and FTVentures, pursuant to which we make payments to Oak Hill Capital Partners, L.P. and FTVentures of not more than $200,000 per year in return for advice related to insurance matters, including directors and officers insurance, various business introductions, assistance in hiring of key employees and other services related to marketing our services to potential clients. In years during which we do not meet certain financial thresholds, the amount is reduced to $100,000 per year. We paid an annual management fee of $200,000 with respect to services rendered in 2003 and had accrued $150,000 for the nine months ended September 30, 2004. No management fees were paid in 2002. This management arrangement will terminate upon the consummation of this offering.

Stock Purchase Agreement with Conseco

On November 14, 2002, we entered into a Stock Purchase Agreement with Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Financial Technology Ventures (Q), L.P., Financial Technology Ventures, L.P., Financial Technology Ventures (Q) II, L.P., Financial Technology Ventures II, L.P., and Conseco Inc. for the purchase of all the issued and outstanding shares of capital stock of ExlService.com, Inc. from Conseco Inc. for a de minimis purchase price and for an agreement to provide additional capital to fund our operations.

Other Related-party Transactions

We have retained Eplacement to provide us with language training services. Eplacement is controlled by Vikram Talwar, our Chief Executive Officer and Vice Chairman, and his immediate family, and is operated by Siddarth Talwar, Mr. Talwar’s son. We recorded expenses related to these services of $166,737 for the nine months ended September 30, 2004, $192,944 for the year ended December 31, 2003, $14,128 for the period from November 15, 2002 to December 31, 2002, $25,053 for the period from August 1, 2001 to December 31, 2001 and $24,116 for the period from April 1, 2001 to July 31, 2001. We expect to terminate the services of this company prior to the consummation of this offering. Our board of directors approved all of our transactions with Eplacement.

We leased certain real estate assets from an affiliate of Mr. Talwar in 2001. We recorded expenses of $152,542 and $3,458 for the period from August 1, 2001 to December 31, 2001 and the period from April 1, 2001 to July 31, 2001, respectively. This lease agreement was terminated in 2001. Our board of directors approved this lease agreement.

In 2003, we received catering services from Just Foods Private Limited, which is controlled by Mr. Talwar and his immediate family. We recorded expenses related to these catering services of $31,658 for the year ended December 31, 2003. We terminated the services of this company in March 2003. Our board of directors approved all of our transactions with Just Foods Private Limited.

DESCRIPTION OF CAPITAL STOCK

Prior to the Share Conversion, our authorized capital stock consists of 10,196,878 shares of Series A common stock, 990,854 shares of Series B common stock and 55,000 shares of preferred stock, of which 45,833.36 are designated as Series A preferred stock. 10,081,778 shares of Series A common stock, 528,657 shares of Series B common stock and 45,424 shares of Series A preferred stock were issued and outstanding (excluding shares to be issued upon exercise of options granted under our equity incentive plans and otherwise) as of September 30, 2004.

Stock Split and Share Conversion

Prior to this offering, we had two classes of common stock, our Series A common stock and Series B Common Stock. In accordance with the terms of our certificate of incorporation and our existing stock option plan arrangements, immediately prior to the consummation of this offering, each share of our Series B common stock will be converted automatically and without any action on the part of the holders or our part into one share of our Series A common stock, and each option to purchase shares of our Series B common stock will be adjusted to convert without any action on the part of the holders into an option to purchase the same number of shares of our Series A common stock. In addition, prior to the consummation of this offering, we will increase our total authorized number of shares of capital stock, make certain changes to our charter documents and effect the Stock Split. As a result, after this offering, we will only have one class of common stock outstanding, which will be referred to as common stock.

After giving effect to the Share Conversion and the application of the net proceeds of this offering as described under “Use of Proceeds,” our authorized capital stock will consist of                      shares of common stock and                      of preferred stock, of which                      shares of common stock and no shares of preferred stock are expected to be outstanding (excluding shares to be issued upon exercise of outstanding options and assuming the underwriters do not exercise their option to purchase additional shares). If the underwriters exercise their option in full, we expect                      shares of common stock to be outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

After the consummation of this offering, we will be authorized to issue up to                      shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Certain Certificate of Incorporation, By-Law and Statutory Provisions

The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ Liability; Indemnification of Directors and Officers

Our certificate of incorporation will provide that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty,

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law,

•	for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions), or

•	for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws will provide that we indemnify each director and the officers, employees, and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Special Meetings of Stockholders

Our certificate of incorporation will provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation will provide that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings. In addition, our by-laws will establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director, and

•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and Removal of Directors

Our board will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause. Our board of directors may elect a director to fill a vacancy created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Amendment of the Certificate of Incorporation and By-Laws

Our certificate of incorporation will provide that the affirmative vote of the holders of at least two thirds (66%) of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors, is required to amend the following provisions of our certificate of incorporation:

•	the provisions relating to our classified board of directors,

•	the provisions relating to the number and election of directors, the management of our business, and bylaw provisions relating to stockholder action by written consent and meetings of stockholders,

•	the provisions relating to the appointment of directors upon an increase in the number of directors or vacancy,

•	the provisions relating to advance notice requirements for new business and stockholder nominations for the election of directors, and

•	the provisions relating to the restrictions on stockholder actions by written consent.

In addition, the board of directors will be permitted to alter certain provisions of our by-laws without obtaining stockholder approval.

Anti-Takeover Provisions of Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be Registrar and Transfer Company. Its telephone number is 1-800-456-0596.

Nasdaq National Market Quotation

We have applied to have our common stock included for quotation on the Nasdaq National Market under the trading symbol “EXLS.”

SHARES AVAILABLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk Factors—Risks Related to this Offering—Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.”

Sale of Restricted Shares

Upon consummation of this offering, we will have                      shares outstanding, excluding                      shares underlying outstanding options, assuming the underwriters do not exercise their option to purchase additional shares. Of these shares, the                      shares sold in this offering (or                      shares if the underwriters exercise their option in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately                      of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of this offering, the holders of approximately              shares of common stock will be entitled to dispose of their shares pursuant to the volume and other restrictions of Rule 144 under the Securities Act and the holders of approximately              shares of common stock will be entitled to dispose of their shares following the expiration of an initial 180-day “lock-up” period (360 days for Vikram Talwar, Rohit Kapoor, Norwich Union and Prudential Financial) pursuant to the volume and other restrictions of Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company.

Rule 144(k)

Under Rule 144(k) under the Securities Act, any person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell these shares without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements of Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register approximately                      shares of common stock reserved for issuance or sale under our equity incentive plans and                      shares held for resale by our existing stockholders that were previously issued under our employee stock option plans. After giving pro forma effect to the Share Conversion, there were                      options outstanding under our equity incentive plans to purchase a total of                      shares of our common stock, of which                      options to purchase                  shares were exercisable immediately. In addition, an entity also holds options exercisable immediately to purchase                  shares of our common stock after giving pro forma effect to the Share Conversion. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

EXL Holdings, our officers and directors and certain of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus (360 days for Vikram Talwar, Rohit Kapoor, Norwich Union and Prudential Financial), subject to certain extensions, they will not, without the prior written consent of Citigroup Global Markets Inc. and Goldman, Sachs & Co., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Citigroup and Goldman, Sachs & Co., in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold                      shares of our common stock, representing approximately                     % of our then outstanding shares of common stock, or approximately                     % if the underwriters exercise their option to purchase additional shares in full.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus (subject to certain extensions). We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our existing equity incentive plans, and we may issue or sell common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquiror of such common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

Registration Rights

We have granted registration rights to some of our stockholders who, following the consummation of this offering, will hold approximately                      shares of our common stock in the aggregate (including shares issuable upon the exercise of outstanding options). Under certain circumstances, some of these stockholders can require us to file registration statements that permit them to re-sell their shares. For more information, see “Certain Relationships and Related Transactions—Registration Rights Agreements” and “—Agreements with Norwich Union—Stock Purchase Agreement.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion summarizes certain material U.S. federal income tax and estate tax consequences of the ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that is a non-U.S. holder as we define that term below. This discussion is based on the Code, administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, and interpretations of the foregoing, all as of the date of this prospectus. All of the foregoing authorities are subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a holder that are materially different from those described below. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service (IRS) or opinion of counsel with respect to the tax consequences discussed in this prospectus. Consequently, the IRS may disagree with or challenge any of the tax consequences discussed in this prospectus.

The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to a non-U.S. holder in light of such holder’s particular circumstances and only addresses non-U.S. holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the U.S. federal income tax considerations applicable to holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, dealers in securities or currencies, persons holding common stock in connection with a hedging transaction, “straddle,” conversion transaction or a synthetic security or other integrated transaction, holders subject to special U.S. federal income tax rules (such as “passive foreign investment companies” and “controlled foreign corporations”) or holders whose “functional currency” is not the U.S. dollar. In addition, this discussion does not include any description of any alternative minimum tax consequences, gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable to non-U.S. holders of our common stock. We urge you to consult your own tax advisor concerning the U.S. federal, state or local income tax and federal, state or local estate tax consequences of your ownership and disposition of our common stock in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction or under any applicable tax treaty.

As used in this discussion, a “non-U.S. holder” means a beneficial owner of shares of common stock who is not, for U.S. tax purposes:

•	a citizen or individual resident of the U.S.,

•	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S. or of any state thereof (including the District of Columbia),

•	an estate, income of which is subject to U.S. federal income taxation regardless of its source,

•	a trust the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or

•	a trust that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury Regulations.

If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass-through entity that is considering holding our common stock, you should consult your tax advisor.

Payment of Dividends

We do not presently anticipate paying cash dividends on shares of our common stock. For more information, please see “Dividend Policy.” If dividends are paid on shares of our common stock, however, these dividends will generally be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable income tax treaty if we have received proper certification of the application of that income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S., are not subject to U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax, provided that the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. maybe subject to a branch profits tax at a 30% rate, or any lower rate as may be specified in an applicable income tax treaty.

Sale or Exchange

A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other disposition of shares of common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an applicable tax treaty applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the U.S., in which case, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation, or

•	the non-U.S. holder, who is an individual, is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition and some additional conditions are met.

Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains, including gains from the sale of shares of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the manner applicable to U.S. persons.

Federal Estate Tax

Shares of common stock owned or treated as owned by an individual non-U.S. holder will be included in that non-U.S. holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Under U.S. Treasury Regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on our common stock to a non-U.S. holder, however, if such holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is not a United States person) or otherwise establishes an exemption.

The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations generally will be reduced by backup withholding tax at a current rate of 28%.

The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder in accordance with applicable U.S. Treasury Regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has specified connections with the United States, unless some conditions are met, the proceeds from that disposition generally will be reported to the IRS, but not reduced by backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

The above discussion is included for general information only. Each prospective purchaser is urged to consult its tax advisor with respect to the U.S. federal income tax and federal estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

Citigroup Global Markets Inc. (“Citigroup”) and Goldman, Sachs & Co. are acting as joint book-running managers of the offering, and as representatives of the underwriters named below. We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions stated in that underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Thomas Weisel Partners LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option described below) if they purchase any of them.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional shares of common stock at the public offering price less the underwriting discount. If any shares are purchased pursuant to this option, each underwriter must purchase a number of additional shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives of the underwriters may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

Our officers and directors and certain of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus (360 days for Vikram Talwar, Rohit Kapoor, Norwich Union and Prudential Financial), subject to certain extensions, they will not, without the prior written consent of Citigroup Global Markets Inc. and Goldman, Sachs & Co., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Citigroup and Goldman, Sachs & Co., in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus (subject to certain extensions). We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our existing equity incentive plans, and we may issue common stock in connection with an acquisition or business combination (subject to a specified maximum amount) as long as the acquiror of such common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

At our request, the underwriters have reserved up to 5% of the shares of common stock offered in this offering for sale at the initial public offering price to certain persons who are our directors, officers and employees, and certain friends and family members of these persons, and certain clients and prospective clients, through a directed share program. The number of shares of common stock available for sale to the general public in this offering will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Each underwriter agrees that (i) it has not offered or sold and, prior to the expiry of a period of six months from the date of the consummation of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter agrees that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares offered in this offering will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. The prices at which the shares will sell in the public market after this offering may be lower than the initial public offering price and an active trading market in our common stock may not develop and continue after this offering.

We have applied to have our common stock included for quotation on the Nasdaq National Market under the trading symbol “EXLS.”

In connection with the offering, one or more of the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales made in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares. The underwriters may close out any covered short position by exercising their option to purchase additional shares or purchasing shares in the open market after the distribution has been completed. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option. The underwriters may also make “naked” short sales of shares in excess of their option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup or Goldman, Sachs & Co. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock and, together with the imposition of penalty bids, may stabilize, maintain or otherwise affect the market price of our shares. As a result, the price of the common stock may be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering, excluding discounts and commissions, will be $            .

The underwriters may, from time to time, perform various financial advisory and investment banking services for us in the ordinary course of their business, for which they may receive customary fees and expenses.

A prospectus in electronic format may be made available either on the websites maintained by one or more of the underwriters or in another manner. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. The representatives will allocate shares of our common stock to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares of our common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus for us. Cleary Gottlieb Steen & Hamilton LLP will pass upon the validity of the common stock for the underwriters. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented the Oak Hill Partnerships and their related parties from time to time and certain members of Paul, Weiss, Rifkind, Wharton & Garrison LLP own an indirect interest in Oak Hill Capital Management Partners, L.P. Luthra & Luthra acted as our Indian counsel.

EXPERTS

The consolidated financial statements of ExlService Holdings, Inc. at December 31, 2003 and 2002 and for the year ended December 31, 2003 and the period from November 15, 2002 to December 31, 2002 (successor basis); the periods from January 1, 2002 to November 14, 2002 and from August 1, 2001 to December 31, 2001 (predecessor basis); and the period from April 1, 2001 to July 31, 2001 (pre-predecessor basis), appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF JUDGMENTS

Our primary operating subsidiary is organized in India and the majority of our executive officers reside outside the United States. Most of our assets are located in India. As a result, you may be unable to effect service of process upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against these persons outside the jurisdiction of their residence judgments obtained in courts of the United States, including judgments predicted solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. In addition, a party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from the Commission’s Public Reference Room at the Commission’s principal office, 450 Fifth Street, N.W., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission’s website address is www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2002 and December 31, 2003	F-3

Consolidated Statements of Operations for the Period from April 1 to July 31, 2001, the Period from August 1 to December 31, 2001, the Period from January 1 to November 14, 2002, the Period from November 15 to December 31, 2002 and the Year ended December 31, 2003

F-4

Consolidated Statements of Stockholders’ Equity for the Period from April 1 to July 31, 2001, the Period from August 1 to December 31, 2001, the Period from January 1 to November 14, 2002, the Period from November 15 to December 31, 2002 and the Year ended December 31, 2003

F-5

Consolidated Statements of Cash Flows for the Period from April 1 to July 31, 2001, the Period from August 1 to December 31, 2001, the Period from January 1 to November 14, 2002, the Period from November 15 to December 31, 2002 and the Year ended December 31, 2003

F-7

Notes to Consolidated Financial Statements	F-8

Condensed Consolidated Balance Sheet at September 30, 2004 (Unaudited)	F-27

Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2003 and the Nine Months Ended September 30, 2004 (Unaudited)	F-28

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2003 and the Nine Months Ended September 30, 2004 (Unaudited)	F-29

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-30

Report of Independent Registered Public Accounting Firm

The Board of Directors of

    ExlService Holdings, Inc.

We have audited the accompanying consolidated balance sheets of ExlService Holdings, Inc. (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2003 and the period from November 15, 2002 to December 31, 2002 (Successor basis); the periods from January 1, 2002 to November 14, 2002 and from August 1, 2001 to December 31, 2001 (Predecessor basis); and the period from April 1, 2001 to July 31, 2001 (Pre-Predecessor basis). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ExlService Holdings, Inc. at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the year ended December 31, 2003 and the period from November 15, 2002 to December 31, 2002 (Successor basis); the periods from January 1, 2002 to November 14, 2002 and from August 1, 2001 to December 31, 2001 (Predecessor basis); and the period from April 1, 2001 to July 31, 2001 (Pre-predecessor basis), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3, the previously issued financial statements as of December 31, 2002 and the period from November 15, 2002 to December 31, 2002 have been restated to correct overaccruals of general and administrative expenses and interest expense.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/S/    ERNST & YOUNG LLP

New York, New York

November 10, 2004

ExlService Holdings, Inc.

Consolidated Balance Sheets

	December 31
	2003	2002
	(Successor Basis)
		(Restated)
Assets
Current assets:
Cash and cash equivalents	$8,649,276	$15,693,514
Restricted cash	173,872	1,512,661
Accounts receivable, net of allowance for doubtful accounts of $50,000 in 2003 and $300,000 in 2002	5,262,498	297,954
Employee receivables	145,520	105,383
Prepaid expenses	747,189	1,515,384
Other current assets	321,361	167,604

Total current assets	15,299,716	19,292,500

Fixed assets, net	5,213,920	235,736
Restricted cash	100,686	63,252
Other assets	1,262,872	732,309

Total assets	$21,877,194	$20,323,797

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$759,143	$2,182,513
Deferred revenue	1,916,999	1,500,000
Accrued employee cost	2,127,450	1,307,336
Other accrued expenses and current liabilities	1,586,499	625,435
Income taxes payable	686,159	—
Current portion of capital lease obligation	14,277	22,535

Total current liabilities	7,090,527	5,637,819

Senior long-term debt	5,167,710	4,698,286
Capital lease obligations, less current portion	45,289	50,849

Total liabilities	12,303,526	10,386,954
Preferred stock, $.001 par value; 55,000 shares authorized: 45,833.36 Designated as Series A redeemable shares; 45,424 and 42,900 shares issued and outstanding at December 31, 2003 and 2002, respectively (liquidation preference $5,070,910 at December 31, 2003)	4,652,819	3,758,898
Stockholders’ equity:
Common stock, $0.001 par value: 12,000,000 shares authorized: 9,555,462 Designated as Series A; 9,555,462 shares issued and outstanding	9,555	9,555
990,854 Designated as Series B; 444,538 shares issued at December 31, 2003 and none at December 31, 2002	445	—
Additional paid-in-capital	2,375,984	2,091,517
Deferred stock based compensation	(155,004)	—
Retained earnings	3,045,018	4,060,459
Accumulated other comprehensive (loss) income	(353,041)	16,414

	4,922,957	6,177,945
Less 8,785 shares at December 31, 2003 of Series B common stock held in treasury, at cost	(2,108)	—

Total stockholders’ equity	4,920,849	6,177,945

Total liabilities and stockholders’ equity	$21,877,194	$20,323,797

See accompanying notes.

ExlService Holdings, Inc.

Consolidated Statements of Operations

	Year ended December 31, 2003	Period from November 15, 2002 to December 31, 2002	Period from January 1, 2002 to November 14, 2002	Period from August 1, 2001 to December 31, 2001	Period from April 1, 2001 to July 31, 2001
	(Successor Basis)		(Predecessor Basis)		(Pre-Predecessor Basis)
		(Restated)
Revenues	$27,771,359	$3,359,772	$23,789,661	$8,667,842	$3,199,787

Cost of revenues (exclusive of depreciation and amortization)	18,443,205	1,326,819	11,723,159	4,574,700	2,233,010

Gross profit	9,328,154	2,032,953	12,066,502	4,093,142	966,777

Operating expenses:
General and administrative expenses	7,891,083	2,974,716	8,861,998	2,700,508	2,092,768
Selling and marketing expenses	1,104,482	59,106	582,527	306,492	13,867
Depreciation and amortization	420,719	8,391	3,896,547	967,801	422,883

Total operating expenses	9,416,284	3,042,213	13,341,072	3,974,801	2,529,518

Income (loss) from operations	(88,130)	(1,009,260)	(1,274,570)	118,341	(1,562,741)

Other income (expense):
Foreign exchange gain (loss)	444,733	112,418	51,007	(136,599)	(43,973)
Interest and other income	214,942	33,665	59,786	39,456	32,879
Interest expense	(277,331)	(41,271)	—	(3,258)	(238)
Impairment of goodwill	—	—	(46,008,087)	—	—

Income (loss) before income taxes and extraordinary item	294,214	(904,448)	(47,171,864)	17,940	(1,574,073)

Income tax provision	769,554	6,636	94,338	14,289	—

Income (loss) before extraordinary gain	(475,340)	(911,084)	(47,266,202)	3,651	(1,574,073)
Extraordinary gain	—	5,027,452	—	—	—

Net income (loss)	(475,340)	4,116,368	(47,266,202)	3,651	(1,574,073)

Dividends and accretion on preferred stock	(540,101)	(55,909)	—	—	—

Net income (loss) to common stockholders	$(1,015,441)	$4,060,459	$(47,266,202)	$3,651	$(1,574,073)

Basic and Diluted earnings (loss) per share to common stockholders:
Income (loss) before extraordinary gain	$(0.10)	$(0.10)	$(4.95)	$—	$(0.16)
Extraordinary gain	—	0.53	—	—	—

Net income (loss) per share to common stockholders	$(0.10)	$0.43	$(4.95)	$—	$(0.16)

Weighted-average number of shares used in computing earnings per share:
Basic and diluted(1)	9,784,420	9,555,462	9,555,462	9,555,462	9,555,462

(1)	The weighted average number of shares used in computing earnings (loss) per share for the period from November 15, 2002 to December 31, 2002 and for the year ended December 31, 2003 includes Series A and Series B common stock.

See accompanying notes.

ExlService Holdings, Inc.

Consolidated Statements of Stockholders’ Equity

	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Deferred Stock Based Compensation	Retained Earnings (deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount	Shares	Amount
Balance as of March 31, 2001 (Pre-Predecessor Basis)	100	$1	—	$—	$15,537,052	$(1,074,681)	$(7,525,852)	$—	$—	$6,936,520
Deferred stock based compensation	—	—	—	—	276,115	(276,115)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	145,273	—	—	—	145,273
Comprehensive loss:
Translation adjustments	—	—	—	—	—	—	—	(27,533)	—	(27,533)
Net loss	—	—	—	—	—	—	(1,574,073)	—	—	(1,574,073)

Comprehensive loss										(1,601,606)

Balance as of July 31, 2001 (Pre-Predecessor Basis)	100	$1	—	—	$15,813,167	$(1,205,523)	$(9,099,925)	$(27,533)	—	$5,480,187

Purchase accounting	100	1	—	—	52,503,635	(1,015,361)	—	—	—	51,488,275

Balance as of August 1, 2001 (Predecessor Basis)	100	1	—	—	52,503,635	(1,015,361)	—	—	—	51,488,275
Amortization of deferred compensation	—	—	—	—	—	50,000	—	—	—	50,000
Comprehensive income:
Translation adjustments	—	—	—	—	—	—	—	232,107	—	232,107
Net income	—	—	—	—	—	—	3,651	—	—	3,651

Comprehensive income										235,758

Balance as of December 31, 2001 (Predecessor Basis)	100	1	—	—	52,503,635	(965,361)	3,651	232,107	—	51,774,033
Contribution by Conseco	—	—	—	—	13,000,000	—	—	—	—	13,000,000
Amortization of deferred compensation	—	—	—	—	—	308,110	—	—	—	308,110
Reversal of deferred compensation cost issued by Conseco	—	—	—	—	(657,251)	657,251	—	—	—	—
Comprehensive loss:
Translation adjustments	—	—	—	—	—	—	—	5,507	—	5,507
Net loss	—	—	—	—	—	—	(47,266,202)	—	—	(47,266,202)

Comprehensive loss										(47,260,695)

Balance as of November 14, 2002 (Predecessor Basis)	100	1	—	—	64,846,384	—	(47,262,551)	237,614	—	17,821,448

ExlService Holdings, Inc.

Consolidated Statements of Stockholders’ Equity (continued)

	Series A Common Stock		Series B Common Stock		Additional Paid-in Capital	Deferred Stock Based Compensation	Retained Earnings (deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount	Shares	Amount
Balance as of November 14, 2002 (Predecessor Basis)	100	$1	—	$—	$64,846,384	$—	$(47,262,551)	$237,614	$—	$17,821,448

Common stock issued for cash	7,555,462	7,555	—	—	1,784,111	—	—	—	—	1,791,666
Restricted common stock issued to management	2,000,000	2,000	—	—	472,270	—	—	—	—	474,270
Equity issuance costs	—	—	—	—	(164,864)	—	—	—	—	(164,864)
Dividends and accretion on preferred stock	—	—	—	—	—	—	(55,909)	—	—	(55,909)
Comprehensive income:
Translation adjustments	—	—	—	—	—	—	—	16,414	—	16,414
Net income—Restated	—	—	—	—	—	—	4,116,368	—	—	4,116,368

Comprehensive income—Restated										4,132,782

Balance as of December 31, 2002 (Restated)	9,555,462	9,555	—	—	2,091,517	—	4,060,459	16,414	—	6,177,945
Series B common stock and options issued to management	—	—	444,538	445	114,168	—	—	—	—	114,613
Deferred stock based compensation	—	—	—	—	170,299	(170,299)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	15,295	—	—	—	15,295
Dividends and accretion on preferred stock	—	—	—	—	—	—	(540,101)	—	—	(540,101)
Acquisition of treasury stock (Series B common stock)	—	—	—	—	—	—	—	—	(2,108)	(2,108)
Comprehensive loss:
Translation adjustments	—	—	—	—	—	—	—	(369,455)	—	(369,455)
Net loss	—	—	—	—	—	—	(475,340)	—	—	(475,340)

Comprehensive loss										(844,795)

Balance as of December 31, 2003	9,555,462	$9,555	444,538	$445	$2,375,984	$(155,004)	$3,045,018	$(353,041)	$(2,108)	$4,920,849

See accompanying notes.

ExlService Holdings, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31, 2003	Period from November 15, 2002 to December 31, 2002	Period from January 1, 2002 to November 14, 2002	Period from August 1, 2001 to December 31, 2001	Period from April 1, 2001 to July 31, 2001
	(Successor Basis)		(Predecessor Basis)		(Pre-Predecessor Basis)
		(Restated)
Cash flows from operating activities
Net income (loss)	$(475,340)	$4,116,368	$(47,266,202)	$3,651	$(1,574,073)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	420,719	8,391	3,896,547	967,801	422,883
Amortization of deferred financing costs	67,500	—	—	—	—
Amortization of deferred stock compensation and other non-cash compensation	237,977	484,558	1,308,110	50,000	145,273
Bad debt expense (recovery)	(250,000)	300,000	—	—	—
Extraordinary gain	—	(5,027,452)	—	—	—
Impairment of goodwill	—	—	46,008,087	—	—
Change in operating assets and liabilities (net of effect of acquisitions):
Restricted cash	1,308,422	610,367	(1,160,226)	(220,596)	(821,986)
Accounts receivable	(4,714,544)	(597,954)	2,699,758	(362,635)	(1,843,937)
Prepaid expenses and other current assets	581,473	1,426,592	(1,445,256)	(671,144)	(474,826)
Accounts payable	(1,373,678)	1,369,036	(129,784)	579,074	22,066
Deferred revenue	416,999	(500,000)	(7,000,000)	6,000,000	3,000,000
Accrued expenses and other liabilities	1,783,075	(2,806,466)	1,568,469	1,613,790	600,767
Income taxes payable	686,159	—	—	—	—
Other assets	(571,037)	79,195	4,116	(207,012)	(142,881)

Net cash provided by (used in) operating activities	(1,882,275)	(537,365)	(1,516,381)	7,752,929	(666,714)

Cash flows from investing activities
Purchase of fixed assets	(5,405,780)	(136,599)	(4,617,011)	(5,990,817)	(2,349,579)
Cash acquired on acquisition of Exl Inc, net	—	7,017,610	—	694,945	—

Net cash provided by (used in) investing activities	(5,405,780)	6,881,011	(4,617,011)	(5,295,872)	(2,349,579)

Cash flows from financing activities
Proceeds from issuance of senior long-term debt	272,403	4,349,000	—	—	—
Principal payments on capital lease obligations	(16,360)	(7,324)	(27,331)	(14,519)	(24,401)
Proceeds from issuance of preferred stock	252,400	3,990,701	—	—	—
Net proceeds from common stock transactions	99,905	1,791,666	—	—	—
Contribution by Conseco	—	—	12,000,000	—	—
Restricted common stock issued to management	—	2,000	—	—	—
Transaction costs	—	(764,864)	—	—	—

Net cash provided by (used in) financing activities	608,348	9,361,179	11,972,669	(14,519)	(24,401)

Effect of exchange rate changes on cash and cash equivalents	(364,531)	(11,311)	31,441	150,533	65,848

Net (decrease) increase in cash and cash equivalents	(7,044,238)	15,693,514	5,870,718	2,593,071	(2,974,846)
Cash and cash equivalents at the beginning of the period	15,693,514	—	2,593,071	—	4,091,529

Cash and cash equivalents at the end of the period	$8,649,276	$15,693,514	$8,463,789	$2,593,071	$1,116,683

Supplemental disclosure of cash flow information
Cash paid for interest	$18,800	$400	$5,300	$3,250	$250
Cash paid for taxes	87,100	2,000	124,600	10,500	—

Supplemental disclosure of non-cash information
Long-term debt payable to management	—	325,000	—	—	—
Common stock issued to management	—	472,270	—	—	—
Preferred stock issued to management	—	299,000	—	—	—
Assets acquired under capital lease	4,242	80,708	—	—	138,408
Shares and options issued by Conseco	—	—	—	52,081,897	—

See accompanying notes.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2003

1. Organization, Basis of Presentation and Business Combinations

Organization

ExlService Holdings, Inc. (“Exl Holdings”) was organized as a corporation under the laws of the state of Delaware on October 29, 2002 with the primary objective of acquiring the Exl entities existing on that date. Exl Holdings, together with its subsidiaries ExlService.com, Inc. (“Exl Inc”), ExlService.com (India) Private Limited (“Exl India”), Noida Customer Operations Private Limited (“NCOP”) and ExlService (U.K.) Limited (“Exl UK”) (collectively, the “Company”), are principally engaged in the business of developing and deploying business process outsourcing solutions, including transaction-processing services and Internet and voice-based customer care services for its clients primarily in India. The Company’s clients are located principally in the United States and the United Kingdom.

Successor and Predecessor Entities and Periods Presented

On July 31, 2001, Conseco, Inc (“Conseco” or the “Former Parent”) acquired all of Exl Inc’s outstanding common shares in exchange for shares of Conseco’s common stock. On November 14, 2002, Exl Holdings, purchased all of the outstanding capital stock of Exl Inc from Conseco. The acquisitions were accounted for under the purchase method in accordance with Statement of Financial Accounting Standards SFAS No. 141, “Business Combinations” (“SFAS No. 141”).

The consolidated financial statements present the Company as of December 31, 2003 and 2002 (Successor basis reflecting the Exl Holdings acquisition of Exl Inc), the period from January 1, 2002 through November 14, 2002 and the period from August 1, 2001 through December 31, 2001 (Predecessor basis for the period of Conseco’s acquisition and ownership of Exl Inc), and the period from April 1, 2001 through July 31, 2001 (Pre-Predecessor basis for the period prior to Conseco’s acquisition of Exl Inc). Exl Inc’s fiscal year ended on March 31 prior to it being acquired by Conseco. Exl Holdings did not have any operations from the date of its incorporation through November 14, 2002.

The application of purchase accounting, which requires assets acquired and liabilities assumed to be recorded at their fair values, creates a new basis of accounting and accordingly results in different depreciation and amortization expense in later periods. Accordingly, the accompanying consolidated financial statements as of and for the periods prior to the Conseco acquisition, as of and for the periods during which the Company was owned by Conseco, and as of and for the period under Exl Holdings acquisition and ownership are not comparable.

On February 5, 2002, the Board of Directors of Exl Inc authorized a reverse stock split pursuant to which one equity share was issued for every 119,379 shares of Exl Inc equity shares held on that date and the par value was increased from $0.001 to $0.01 per share. Accordingly, all share amounts in the accompanying consolidated financial statements and related notes for the Pre-Predecessor and Predecessor periods have been adjusted retroactively to reflect the reverse stock split.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Acquisition by Conseco on July 31, 2001

On July 31, 2001, Conseco acquired all of the outstanding common shares of Exl Inc and its wholly owned subsidiary, Exl India, for approximately $52.5 million. After the acquisition, Exl Inc became a wholly owned subsidiary of Conseco. Purchase transactions that result in an entity becoming substantially wholly owned establish a new basis of accounting for the purchased assets and liabilities. Therefore, Conseco’s cost of acquiring Exl Inc was pushed down to establish a new accounting basis in Exl Inc’s separate financial statements, thereby establishing a new basis of accounting for the purchased assets and liabilities.

July 31, 2001
Purchase consideration (fair value of shares and options issued)	$52,081,897
Acquisition costs capitalized	421,738

$52,503,635

Allocated to assets and liabilities:
Cash and cash equivalents	$1,116,683
Restricted cash	826,662
Fixed assets	4,831,136
Current assets and liabilities, net	(1,562,660)
Noncurrent assets	311,357
Non current liabilities	(42,991)
Deferred compensation cost	1,015,361
Goodwill	46,008,087

$52,503,635

Since this was a stock acquisition, none of the goodwill was tax deductible. In accordance with SFAS No. 142, “Goodwill and Other Intangibles Assets” (“SFAS No. 142”), the Company treated the goodwill as non-amortizable because the acquisition was completed after June 30, 2001. As discussed in Note 2, the Company recorded an impairment charge of $46,008,087 related to this goodwill during the period from January 1, 2002 to November 14, 2002.

Acquisition by Exl Holdings on November 14, 2002

On November 14, 2002, Exl Holdings purchased all of the outstanding capital stock of Exl Inc and its wholly owned subsidiary, Exl India, from Conseco for $1 plus a commitment to provide ongoing services under a transition/wind-down service agreement effective through March 2003. The consideration provided by the Company for EXL Inc. was determined by arm’s-length negotiations between unaffiliated parties. Conseco made a strategic decision to terminate all of its outsourcing activities in India in 2002. Company management believes that Conseco determined that selling Exl Inc at a minimal cost plus the continued provision of services during a transition period was a cheaper and more attractive alternative to it than liquidating the business, and maintaining the operational risks associated with a liquidation. Also factored into the purchase price was the fact that Conseco at the time represented approximately 95% of Exl Inc’s revenues, which would cease within a short period of time following the sale of the business.

The acquisition included the following key transactions:

a. Contribution by Conseco:

i. Conseco provided a capital contribution of $1,000,000 to Exl Inc prior to the sale of its ownership to Exl Holdings.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

ii. Conseco waived repayment of advances of $11,000,000 provided to Exl Inc.

iii. Conseco paid $1,000,000 to certain members of management of Exl Inc whereby their existing employment agreements and incentive plan with Exl Inc were terminated and new employment agreements were entered into with Exl Holdings.

b. For employees who were covered by the terms of the Employment Incentive Plan established by Exl Inc effective August 1, 2001, the Company entered into an agreement and established a trust for the benefit of the eligible employees and deposited $1,050,000 into the trust to meet its obligation under the agreement (see Note 11).

c. New investors contributed cash of approximately $10,000,000 to Exl Holdings in return for common shares, preferred shares and Senior Debt.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed and the purchase price at the date of the acquisition:

November 14, 2002
Purchase consideration	$1
Acquisition costs capitalized	1,446,179

1,446,180
Less:
Cash and cash equivalents	8,463,789
Restricted cash	2,185,173
Fixed assets, net of reduction of $11,347,816	—
Current assets and liabilities, net	(4,161,326)
Noncurrent liabilities	(14,004)

$5,027,452

The acquisition of Exl Inc by Exl Holdings for $1 resulted in the fair value of the net assets exceeding the cost. In accordance with SFAS No. 141, the Company allocated the excess of fair value over cost to the non-current assets acquired. Such allocation resulted in reducing the carrying value of fixed assets to zero and the Company recognized the remaining excess of the fair value of the net assets acquired over cost of $5,027,452 as an extraordinary gain (net of tax of $0) in its consolidated financial statements.

Professional fees totaling $2,549,830 were incurred in connection with the acquisition and certain transactions. Of such amount, $1,446,179 was capitalized and recorded as acquisition costs, $338,787 represented organization and start-up costs and was appropriately expensed, and the balance of $764,864 were transaction costs related to common stock, preferred stock and senior long-term debt. The acquisition costs capitalized included fees paid to lawyers, consultants and accountants for their services provided in relation to the acquisition of Exl Inc from Conseco. These fees were paid for services directly associated with the acquisition, including drafting agreements and due diligence services.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Exl Holdings and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the results of operations during the reporting period. Estimates are based upon management’s best assessment of the current business environment. Actual results could differ from those estimates. The significant estimates and assumptions that affect the financial statements include, but are not limited to, allowance for doubtful accounts, future obligations under employee benefit plans, income tax valuation allowances, depreciation and amortization periods, and recoverability of long-term assets.

Foreign Currency

The functional currency of Exl Holdings and Exl Inc is the United States Dollar (“U.S. Dollar”), being the currency of the primary economic environment in which they operate. The functional currency of Exl India and NCOP is Indian Rupees and for Exl U.K., it is the Pound Sterling, being the currency of primary economic environment in which they operate. Monetary assets and liabilities in foreign currencies are remeasured into functional currency at the rates of exchange prevailing at the balance sheet dates. Transactions in foreign currencies are remeasured into functional currency at the rates of exchange prevailing on the date of the transaction. All transaction foreign exchange gains and losses are recorded in the accompanying consolidated statements of operations.

In respect of the subsidiaries for which the functional currency is other than U.S. Dollar, the assets and liabilities of such subsidiaries are translated into U.S. Dollars, the reporting currency, at the rate of exchange prevailing on the balance sheet date. Revenues and expenses are translated into U.S. Dollars at average exchange rates prevailing during the period. Resulting translation adjustments are included in accumulated other comprehensive income (loss).

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist solely of funds held in general checking accounts and money market accounts.

Fixed Assets

Fixed assets are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the leases. Advances paid towards acquisition of fixed assets and the cost of fixed assets not ready for use before the end of the period are classified as construction in progress.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through an assessment of the estimated future undiscounted cash flows related to such assets. In the event that assets are found to be carried at amounts, which are in excess of estimated undiscounted future cash flows, the carrying value of the related asset or group of assets is reduced to a level commensurate with fair value based on a discounted cash flow analysis.

Depreciation is computed using the straight-line method over the estimated useful lives of assets. Depreciation on equipment held under capital leases and leasehold improvements is computed using the straight-line method over the shorter of the assets’ estimated lives or the lease term.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Revenue Recognition

The Company derives revenues from business process outsourcing services, which includes processing of transactions and services provided through voice and Internet communication channels. The Company recognizes revenue as services are rendered, provided that persuasive evidence of an arrangement exists, there are no remaining obligations with respect to the services rendered and collection is considered probable. The Company invoices clients in accordance with the agreed rates and billing arrangements, which consist of time and material, cost plus and unit priced arrangements. The Company recognizes revenue from the last billing date to the balance sheet date as unbilled revenues and recognizes billings in excess of revenues earned or advances received from clients as deferred revenue.

In accordance with EITF 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” the Company has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the consolidated statements of operations. The Company typically incurs telecommunications, and travel related costs that are billed to and reimbursed by clients.

Revenues for the following periods include reimbursements of out-of-pocket expenses:

April 1, 2001 to July 31, 2001	$—
August 1, 2001 to December 31, 2001	56,838
January 1, 2002 to November 14, 2002	69,096
November 15, 2002 to December 31, 2002	2,470
Year ended December 31, 2003	555,372

Pursuant to a transition/wind-down services agreement executed with Conseco on November 14, 2002, the Company contracted to provide wind-down and transition services to Conseco over the four-month period from December 1, 2002 to March 31, 2003. Pursuant to the terms of the agreement, the Company deposited $2,000,000 that it received from Conseco for such services in an escrow account and was entitled to receive this amount in four equal monthly installments during the period from December 1, 2002 through March 31, 2003 as services are performed. At December 31, 2002, approximately $1,500,000 was reflected as restricted cash and deferred revenue. Revenue for the year ended December 31, 2003 includes approximately $1,500,000 for the services rendered to Conseco pursuant to the transition/wind-down services agreement. Revenue from services provided to Conseco as a percentage of total revenues on the consolidated statement of operations for each of the respective periods is as follows:

April 1, 2001 to July 31, 2001	93%
August 1, 2001 to December 31, 2001	95%
January 1, 2002 to November 14, 2002	95%
November 15, 2002 to December 31, 2002	92%
Year ended December 31, 2003	18%

For the year ended December 31, 2003, two other clients accounted for 43% and 31% of the Company’s total revenues.

Cost of Revenues

Cost of revenues include salaries, employee benefits and stock compensation expense, project related travel costs, communication expenses, technology operating expenses and facilities costs.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Income Taxes

The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax liabilities and assets are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Any deferred tax assets recognized for net operating loss carryforwards and other items are reduced by a valuation allowance when it is more likely than not that the benefits may not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that the tax change occurs. Deferred taxes are not provided on the undistributed earnings of subsidiaries outside the United States where it is expected that the earnings of the foreign subsidiary will be permanently reinvested.

Employee Benefits

In accordance with Indian law, all employees of the Company in India are entitled to receive benefits under the Government Provident Fund, a defined contribution plan in which both the employee and the Company contribute monthly at a determined rate (currently 12% of the employee’s base salary). These contributions are made to the Government Provident Fund.

In accordance with Indian law, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering all of its employees in India. The Gratuity Plan provides for a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the respective employees’ salary and the years of employment with the Company. Gratuity benefit cost for the year is calculated on an actuarial basis.

Accumulated Other Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Company, comprehensive income (loss) consists of net earnings and changes in the cumulative foreign currency translation adjustments. The Company reports comprehensive income (loss) in the consolidated statements of stockholders’ equity.

Financial Instruments and Concentration of Credit Risk

Financial Instruments:    For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other current liabilities, recorded amounts approximate fair value due to the relatively short maturity periods.

Concentration of Credit Risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable and time deposits. By their nature, all such financial instruments involve risks including the credit risks of non-performance by counter parties.

Derivative Financial Instruments:    The Company entered into forward exchange contracts during the year ended December 31, 2003 and the period from November 15, 2002 through December 31, 2002. None of the contracts were outstanding at December 31, 2003 or December 31, 2002.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Stock Based Compensation

Stock Based Compensation:    In fiscal 2003, the Company instituted the Exl Holdings 2003 Stock Option Plan (“the Plan”). The Plan covers all the employees of the Company and its subsidiaries. The Compensation Committee of the Board (the “Committee”) administers the Plan and grants stock options to eligible employees of the Company and its subsidiaries.

The Committee determines which employees are eligible to receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant and is non-transferable during the life of the option. The options generally vest incrementally over a period of 4 years from the date of grant with 25% of the options vesting each year. Pursuant to the Plan, the Company has reserved 526,316 shares of Series B common stock for the granting of options.

The Company uses Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations to account for stock options granted to its employees. Accordingly, compensation cost is recognized only for stock option awards granted where the exercise price is less than the market value on the date of grant.

Had the compensation cost been recognized based on the fair value at the date of grant in accordance with Statement of Financial Accounting Standard No. 123 “Accounting for Stock Based Compensation” as amended by Statement of Financial Accounting Standard No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure, the pro-forma amounts of net income (loss) to common stockholders would have been as follows:

	Year ended December 31, 2003	Period from November 15, 2002 to December 31, 2002	Period from January 1, 2002 to November 14, 2002	Period from August 1, 2001 to December 31, 2001	Period from April 1, 2001 to July 31, 2001
	(Successor Basis)		(Predecessor Basis)		(Pre-Predecessor Basis)
		(Restated)
Net income (loss) to common stockholders	$(1,015,441)	$4,060,459	$(47,266,202)	$3,651	$(1,574,073)
As reported:
Add stock based employee compensation expense included in reported net income	10,405	—	308,110	50,000	145,273
Less stock based employee compensation expense determined under the fair value method	(10,818)	—	(335,101)	(137,406)	(251,410)

Pro forma net income (loss) to common stockholders	$(1,015,854)	$4,060,459	$(47,293,193)	$(83,755)	$(1,680,210)

Basic and diluted earnings (loss) per share to common stockholders:
Basic and diluted as reported	$(0.10)	$0.43	$(4.95)	$—	$(0.16)

Basic and diluted, pro forma	$(0.10)	$0.43	$(4.95)	$(0.01)	$(0.18)

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Stock compensation expense for the period from January 1, 2002 to November 14, 2002 and for the period from August 1, 2001 to December 1, 2001 relates to stock options granted to Exl Inc employees by Conseco (Predecessor entity).

Stock compensation expense for the period from April 1, 2001 to July 31, 2001 relates to employee stock options under the Exl Inc Employee Stock Option Plan (Pre-Predecessor entity).

The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model with the following assumptions:

	Year ended December 31, 2003	Period from November 15, 2002 to December 31, 2002	Period from January 1, 2002 to November 14, 2002	Period from August 1, 2001 to December 31, 2001	Period from April 1, 2001 to July 31, 2001
	(Successor Basis)		(Predecessor Basis)		(Pre-Predecessor Basis)
Dividend yield	0%	—	0%	0%	0%
Expected life	60 months	—	48-60 months	48-60 months	48 months
Risk free interest rate	4%	—	4.8%	4.8%	5.8%
Volatility	50%	—	40%	40%	10%

Earnings Per Share

Basic earnings per share is computed by dividing income (loss) to common stockholders by the weighted average number of common shares outstanding during each period. In determining the income to common stockholders, net income has been reduced by dividends and accretion on preferred stock. Diluted earnings per share are computed using the weighted average number of common shares plus the potentially dilutive effect of common stock equivalents. Stock options that are anti-dilutive are excluded from the computation of weighted average shares outstanding. Certain options that are currently anti-dilutive may be dilutive in the future.

Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142 on January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. Furthermore, goodwill and intangible assets determined to have an indefinite useful life that were acquired in a business combination completed after June 30, 2001 and before SFAS No. 142 was adopted, are also not amortized. Accordingly, the Company did not amortize goodwill resulting from the July 31, 2001 Conseco acquisition for the period from August 1, 2001 to December 31, 2001.

SFAS No. 142 required the completion of a transitional impairment test as of the date of adoption within six months of adoption and further required companies to record an impairment related to the implementation of SFAS No. 142 as a cumulative effect of an accounting change. In addition, SFAS No. 142 requires an annual impairment test, or more frequently if impairment indicators arise, to determine impairment of goodwill. Impairment of goodwill, which is not related to the implementation of SFAS No. 142 and covered by the transition rule as discussed above, is recorded as a charge to operations.

The Company had recorded $46,008,087 of goodwill related to the 2001 Conseco acquisition. During the period from January 1, 2002 to November 14, 2002, the Company experienced a significant decline in revenue from Conseco and determined that the projections with respect to revenue and cash flows made at the time of the Conseco acquisition, including such determination made at December 31, 2001, could not be sustained. Accordingly, the Company made an assessment that the entire goodwill balance was impaired and recorded an impairment charge of $46,008,087.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and on how to determine when and on which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity in which either: (a) the equity investors (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The adoption of FIN 46 has not had any significant impact on the Company’s results of operations or financial position.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variation in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 by the Company on January 1, 2004 has not had any significant impact on the Company’s results of operations or financial position.

3. Restatement

The Company’s balance sheet as of December 31, 2002 and the related statements of operations, stockholders’ equity and cash flows for the period from November 15, 2002 to December 31, 2002 have been restated. The restatement is the result of an arrangement with Oak Hill Capital Partners L.P. (“Oak Hill”), a related party, for professional fees to be paid in relation to certain services provided by Oak Hill to the Company. The fee was initially recorded in error at $1,000,000. The amount should have been recorded as $500,000. Therefore, this adjustment has been reflected as a restatement of the 2002 financial statements to reduce general and administrative expenses by $500,000, with a corresponding reduction to the related liability. In addition, the dividends on the preferred stock totaling $55,909 in 2002 were incorrectly recorded as interest expense. Such amount has also been reflected as a restatement of the 2002 financial statements to reduce interest expense and record a corresponding dividend.

The reconciliation of net income and retained earnings to amounts previously reported are as follows:

Net income—as previously reported	$3,560,459
Reduction of general and administrative expenses	500,000
Reduction of interest expense	55,909

Net income—restated	$4,116,368

Retained earnings—as previously reported	$3,560,459
Increase as a result of reduction in general and administrative expenses	500,000

Retained earnings—restated	$4,060,459

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

4. Restriction on Cash Balances and Time Deposits

Current restricted time deposits of Exl India represent amounts on deposit with a bank against letters of credit issued by the Company for equipment imports amounting to $173,872 that mature on various dates in 2004.

Non-current restricted time deposits represent guarantees against custom and excise bonding issued through a bank amounting to $100,686 that mature in 2008.

Restricted cash at December 31, 2002 included a balance of $1,500,000 in the escrow account deposited pursuant to a transition/wind-down service agreement executed with Conseco on November 14, 2002. The Company received such amount from the Escrow account in three equal monthly installments beginning in January 2003. In addition, restricted cash balance at December 31, 2002 includes guarantees against custom and excise bonding issued through a bank in India amounting to $12,661, which matured in March 2003 and $52,466 and $10,786 maturing in July 2004 and March 2005.

5. Fixed Assets

Fixed assets consist of the following:

	Estimated Useful Life	December 31
		2003	2002
Network equipment, cabling and computers	3	$3,298,996	$59,334
Leasehold improvements	3-5	99,995	1,248
Office furniture and equipment	3-5	154,654	12,067
Motor vehicles	3	84,950	80,708
Construction in progress		2,010,566	90,770

		5,649,161	244,127
Less accumulated depreciation and amortization		(435,241)	(8,391)

		$5,213,920	$235,736

Construction in progress represents advances paid towards acquisition of fixed assets and the cost of fixed assets not yet placed in service. The cost and accumulated amortization of assets under capital leases at December 31, 2003 is $84,950 and $28,469, respectively, and at December 31, 2002 is $80,708 and $147, respectively.

6. Senior Long-Term Debt

On December 13, 2002, certain new investors and members of the management team acquired senior promissory notes issued by the Company totaling $4,674,000. The senior promissory notes mature on December 13, 2007. The Company issued additional senior promissory notes to employees of the Company during August 2003 in the amount of $272,403. Interest on the principal amount is payable on maturity and accrues at a rate equal to the greater of (i) 2.02% semiannually or (ii) LIBOR.

The effective interest rate during the year ended December 31, 2003 was 4.11% per annum. Accrued interest at December 31, 2003 and 2002 included in Senior Long-Term Debt on the balance sheet is $221,307 and $24,286, respectively.

Deferred financing costs, totaling $300,000, are included in other assets and are being amortized to interest expense through the maturity date of the Senior Long-Term Debt. For the year ended December 31, 2003, amortization of deferred financing costs amounted to $67,500.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

7. Capital Structure

Common Stock

Holders of Series A common stock have one vote for each share held with respect to all matters voted on by the stockholders of the Company. Holders of Series B common stock do not have any voting rights.

Prior to the occurrence of a conversion event, as defined, the Series B common stock will be converted into Series A common stock initially at a ratio of 1:1. Among other things, a conversion event includes the consummation of a sale of common stock in a public offering, as defined.

Preferred Stock

Holders of preferred stock are not permitted or entitled to vote on any matter required or permitted to be voted on by the stockholders of the Company.

Holders of preferred stock have superior liquidation rights compared to the common stockholders. In the event of liquidation, dissolution or winding up of the operations of the Company, the preferred stockholders are entitled to receive a liquidation preference in the distribution of assets. Liquidation preference is equal to $100 per share plus any accrued and unpaid dividends.

Holders of preferred stock are entitled to receive annual dividends, as and when declared by the Company out of funds legally available equal to 10% of the liquidation preference per share. Such dividends are payable, at the election of the Company, in cash or in the form of an additional liquidation preference and accrue annually, but are to be paid only upon redemption, liquidation or as otherwise declared by the Company. Such dividends are cumulative and accrue on a day-to-day basis, whether or not earned. Cumulative dividends in arrears at December 31, 2003 amounted to $528,510. The preferred stock is recorded net of issuance costs of $300,000 which are being accreted over a period of five years. For the year ended December 31, 2003, accretion of issuance costs amounted to $67,500. In addition, as discussed in Note 11, the carrying value of preferred stock is further reduced by the net unamortized deferred compensation.

The Company may, at its option at any time, redeem all of the preferred stock by giving adequate notice to the holders of preferred stock. Upon the occurrence of a mandatory redemption event, holders of the preferred stock can cause redemption of all the preferred stock outstanding. Mandatory redemption events include (i) breach in any material respect of warranties and representations made by Conseco under the stock purchase agreement dated November 14, 2002, (ii) any material adverse change in the condition, financial or otherwise, business, properties, assets, results of operations or prospects of the Company or any of its subsidiaries, (iii) if either or both Vikram Talwar or Rohit Kapoor resign from or are terminated or are otherwise no longer employed by the Company or any of its subsidiaries for any reason, and (iv) the failure of the Company to achieve certain financial performance measures during the period between April 1, 2003 and December 31, 2003. Further, if Exl Holdings defaults on any debt or other obligation, automatic redemption of the preferred stock would be triggered. The redemption events are conditional on the events occurring and therefore the Company has classified the preferred stock between liabilities and stockholders’ equity. The preferred stock will be classified as a liability if the mandatory redemption event occurs or the event becomes certain to occur. In all instances, the redemption amount will equal the liquidation preference. Upon the occurrence of a liquidity event, as defined, the vesting of certain preferred stock granted in connection with employment agreements is accelerated.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

8. Employee Benefit Plans

The Gratuity Plan provides a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the respective employee’s salary and years of employment with the Company. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. Current service costs for the Gratuity Plan are accrued in the year to which they relate.

The following table sets forth the activity and the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements at the end of the relevant periods:

	December 31
	2003	2002
	(Successor Basis)
Change in benefit obligation
Benefit obligation at the beginning of the period	$132,019	$120,550
Service cost	94,226	8,605
Interest cost	10,938	1,370
Benefits paid	(15,578)	(1,031)
Actuarial (gain) loss	(40,749)	1,446
Effect of exchange rate changes	7,739	1,079

Benefit obligation at the end of the period	$188,595	$132,019

Un-funded amount	$188,595	$132,019

Accrued liability	$188,595	$132,019

Net gratuity cost includes the following components:

	Year ended December 31, 2003	Period from November 15, 2002 to December 31, 2002	Period from January 1, 2002 to November 14, 2002	Period from August 1, 2001 to December 31, 2001	Period from April 1, 2001 to July 31, 2001
	(Successor Basis)		(Predecessor Basis)		(Pre-Predecessor Basis)
Service cost	$94,226	$8,605	$82,342	$19,125	$3,966
Interest cost	10,938	1,370	3,401	501	138
Actuarial (gain) loss	(40,749)	1,446	(13,785)	16,033	4,871

Net gratuity cost	$64,415	$11,421	$71,958	$35,659	$8,975

For the above calculations, a discount rate of 8% has been assumed and salaries are assumed to increase at the rate of 8% per annum.

In 2003, the Company established the Exl Service Inc 401(k) Plan (the “401(k) Plan”) under Section 401(k) of the Internal Revenue Code covering all eligible employees, as defined. The Company may make discretionary contributions of up to a maximum of 3% of employee compensation within certain limits. The Company’s contribution to the 401(k) Plan amounted to $6,457 in 2003.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

The Company contributes to Government Provident Fund (a defined contribution plan) on behalf of its employees in India. The assets held by the Government Provident Fund are not reported on the Company’s balance sheet. The contributions made to the Government Provident Fund for each period are as follows.

April 1, 2001 to July 31, 2001	$ 30,802
August 1, 2001 to December 31, 2001	65,894
January 1, 2002 to November 14, 2002	336,929
November 15, 2002 to December 31, 2002	55,702
January 1, 2003 to December 31, 2003	393,587

9. Leases

Exl India leases motor vehicles from finance companies. Such leases are recorded as capital leases with interest at rates ranging from 9.0% to 12.5%. Future minimum lease payments under these capital leases at December 31, 2003 are as follows:

Year end December 31:
2004	$19,210
2005	17,806
2006	17,806
2007	16,322

Total minimum lease payments	71,144
Less amount representing interest	11,578

Present value of minimum lease payments	59,566
Less current portion	14,277

Long term capital lease obligation	$45,289

The Company is conducting its operations using facilities, office furniture and certain equipment under non-cancelable operating lease agreements that expire at various dates through 2007. Future minimum lease payments under these non-cancelable agreements are as follows:

Year end December 31:
2004	$595,000
2005	477,000
2006	311,000
2007	74,000

Total minimum lease payments	$1,457,000

Rent expense under operating leases was $817,400 and $90,802 for the year ended December 31, 2003 and the period from November 15, 2002 to December 31, 2002, respectively. For the period from January 1, 2002 to November 14, 2002, the period from August 1, 2001 to December 31, 2001, and the period from April 1, 2001 to July 31, 2001, rent expense was $700,004, $364,484 and $170,132, respectively.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

10. Income Taxes

The fiscal year under the Indian Income Tax Act ends on March 31. A substantial portion of the profits of the Company’s Indian operations qualify for deduction from taxable income because its profits are attributable to undertakings situated in Export Processing Zones. This deduction is available for a period of ten consecutive years beginning from the year in which the respective undertaking commenced commercial operations. Accordingly, Exl India can benefit from this deduction for the years ended March 31, 1999 through March 31, 2009. This deduction terminates if the Company ceases to be an undertaking situated in Export Processing Zones.

With respect to the Company’s foreign operations, temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases arose due to difference in depreciation rates of fixed assets and provision for gratuity and vacation pay which are allowable on a cash basis under the Indian Income Tax Act. Since export revenue of Exl India qualifies for a deduction from taxable income, being profits attributable to undertakings situated in Export Processing Zones until March 2009, a substantial portion of the temporary differences would not have any tax consequences as they will reverse within the tax holiday period.

Income (loss) before income taxes and extraordinary item are as follows:

	Year ended December 31, 2003	Period from November 15, 2002 to December 31, 2002	Period from January 1, 2002 to November 14, 2002	Period from August 1, 2001 to December 31, 2001	Period from April 1, 2001 to July 31, 2001
	(Successor Basis)		(Predecessor Basis)		(Pre-Predecessor Basis)
		(Restated)
Domestic	$(1,727,234)	$(1,543,597)	$(48,866,042)	$(89,471)	$(1,062,196)
Foreign	2,021,448	639,149	1,694,178	107,411	(511,877)

	$294,214	$(904,448)	$(47,171,864)	$17,940	$(1,574,073)

The provision for income taxes consists of the following:

	Year ended December 31, 2003	Period from November 15, 2002 to December 31, 2002	Period from January 1, 2002 to November 14, 2002	Period from August 1, 2001 to December 31, 2001	Period from April 1, 2001 to July 31, 2001
	(Successor Basis)		(Predecessor Basis)		(Pre-Predecessor Basis)
		(Restated)
Domestic	$700,000	$—	$—	$—	$—
Foreign	69,554	6,636	94,338	14,289	—

	$769,554	$6,636	$94,338	$14,289	$—

The foreign income tax provision represents current taxes on non-exempt income in India and certain withholding taxes. The domestic income tax provision primarily includes $700,000 related to U.S. Federal alternative minimum taxes (“AMT”).

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

The significant components of the net deferred income tax assets and liabilities are as follows:

	December 31
	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$1,090,000	$269,000
AMT credit carry forward	700,000	—
Accounts receivable allowances	22,000	129,000
Deferred compensation	305,000	265,000

Total gross deferred tax assets	2,117,000	663,000

Deferred tax liabilities:
Depreciation and amortization	18,000	—

Total gross deferred tax liabilities	18,000	—
Valuation allowance	(2,099,000)	(663,000)

Net deferred tax asset (liability)	$—	$—

The Company believes that it is more likely than not that the net operating losses and other deferred tax assets will not be realized and, accordingly, has provided a valuation allowance against its net deferred tax assets. The valuation allowance increased by $1,436,000 and $663,000 for the year ended December 31, 2003 and the period from November 15, 2002 through December 31, 2002, respectively. At December 31, 2003, the Company has U.S. Federal net operating loss carryforwards for U.S. federal income tax purposes of approximately $2,500,000, expiring in years through 2023. At December 31, 2003, the Company has AMT credit carry forwards of approximately $700,000.

The effective tax rate differs from the amount computed by applying the U.S. federal statutory rate to income (loss) before income taxes as follows:

	Year ended December 31, 2003	Period from November 15, 2002 to December 31, 2002	Period from January 1, 2002 to November 14, 2002	Period from August 1, 2001 to December 31, 2001	Period from April 1, 2001 to July 31, 2001
	(Successor Basis)		(Predecessor Basis)		(Pre-Predecessor Basis)
Expected tax provision (benefit)	$103,000	$(317,000)	$(16,510,000)	$6,000	$(551,000)
Change in valuation allowance	1,436,000	661,000	787,000	38,000	456,000
Impact of tax holiday	(638,000)	(217,000)	(551,000)	(23,000)	179,000
State (benefit) provision, net of federal taxes	(137,000)	(123,000)	(146,000)	(7,000)	(85,000)
Non-deductible goodwill impairment	—	—	16,103,000	—	—
Non-deductible non-cash compensation	—	—	350,000	—	—
Foreign taxes withheld	—	—	55,000	—	—
Other	6,000	3,000	6,000	—	1,000

Tax provision	$770,000	$7,000	$94,000	$14,000	$—

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

11. Stock Based Compensation

Pre-Predecessor Stock Option

Through July 31, 2001, the Company had a 2000 Stock Option Plan (the “2000 Plan”) which allowed for the grant of both incentive stock options and non-qualified stock options. The activity in the 2000 Plan is shown below:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at March 31, 2001	10.72	$51,333
Granted	0.66	51,333
Forfeited	(1.21)	51,333

Outstanding at July 31, 2001	10.17	51,333

In connection with the granting of certain stock options to employees during the period from April 1, 2001 to July 31, 2001, the Company recorded deferred stock compensation of $276,115, representing the difference between the estimated fair value of the common stock and the option exercise price at the date of grant. Deferred stock compensation was amortized over the vesting period of the applicable stock options. The Company recorded amortization of deferred compensation of $145,723 during the period from April 1, 2001 to July 31, 2001.

In connection with the acquisition of the Company by Conseco as discussed in Note 1, each of the Company’s stock options which was outstanding at July 31, 2001 pursuant to the 2000 Plan was converted to an option to purchase a number of shares of Conseco common stock as determined in the Agreement and Plan of Merger by multiplying (i) the number of shares of common stock subject to the Company’s options immediately prior to July 31, 2001 by (ii) the exchange ratio. The conversion of the Company’s options to Conseco’s options was recorded by the Company based on their fair value. In addition, as part of the push down accounting discussed in Note 1, the Company recorded deferred compensation of $1,015,361 based on the intrinsic value of the options that remained unvested. Compensation expense pushed down to the Company based on the intrinsic value of these options was $50,000 and $308,110 for the periods from August 1, 2001 to December 31, 2001 and January 1, 2002 to November 14, 2002, respectively.

Predecessor Options

Conseco issued options to purchase its common stock to the Company’s employee’s subsequent to the Company’s acquisition by Conseco. A total of 190,000 options were granted in the period from August 1, 2001 to December 31, 2001, at an exercise price equivalent to the market price of Conseco’s common stock at the date of the grant. There were no options granted by Conseco for the period from January 1, 2002 through November 14, 2002.

Prior to selling its equity ownership in Exl Inc in November 2002, Conseco and Exl Inc agreed to pay a cash bonus of $1,050,000 to all the eligible employees, the amount being determined based on performance evaluation and employee grades and payable only if the employee was still in service at July 31, 2003. The Company recorded $437,500 as compensation expense in 2002 and the balance of $612,500 was recorded as part of prepaid expenses at December 31, 2002. The bonus payable of $1,050,000 was placed in a trust account by the Company.

In 2003, the Company recorded $342,500 of compensation expense. The remaining balance of $270,000 pertaining to employees who left Exl Inc prior to July 31, 2003 was returned to the Company.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Stock Option Plan

In 2003, the Company instituted a plan under which it may award options to employees, officers, directors, advisory board and consultants to purchase up to 526,316 shares of its Series B common stock. The options vest over a four-year period. The vested options must be exercised within ten years after the vesting date or they expire.

Stock option activity under the Plan is shown below:

	Number of Shares	Weighted- Average Exercise Price
Outstanding at December 31, 2002	—	$—
Granted	409,600	0.23
Exercised	—	—
Forfeited	58,325	0.24

Outstanding at December 31, 2003	351,275	0.23

Vested and exercisable at December 31, 2003	—
Available for grant at December 31, 2003	175,041

The weighted-average fair value of options issued under the Plan during 2003 was $0.59, and the weighted-average remaining contractual life of options outstanding and exercisable at December 31, 2003 was 9.34 years.

For options granted to employees in 2003, the Company recorded $165,409 in deferred compensation, representing the difference between the exercise price of the options on the date of grant and the fair value of the Company’s common stock. Deferred compensation is amortized over the vesting period of the related options. For the year ended December 31, 2003, the Company amortized and recorded $10,405 as compensation expense.

In December 2003, the Company granted an employee options to purchase 20,000 shares of Series B common stock at an exercise of $5.00 per share outside the Plan. These options vest immediately and expire ten years from the date of grant. For the year ended December 31, 2003, the Company recorded $12,600 as compensation expense.

Series A Common Stock

In 2002, 2,000,000 shares of Series A common stock were purchased by certain officers for an aggregate purchase price of $2,000. The difference of $472,270 between the fair value of these shares and the purchase price was recorded as compensation expense in 2002. These shares vest immediately, however, the officers may not transfer their interest in the common stock for a period of two years.

Series B Common Stock

In 2003, certain employees purchased 444,538 shares of Series B common stock for an aggregate purchase price of $102,013. The difference of $4,890 between the fair value of these shares and the purchase price was recorded as compensation expense in 2003.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Preferred Stock

During the period from November 15, 2002 through December 31, 2002, in connection with employment agreements, certain officers purchased 2,993 shares of preferred stock for $3. The difference between the fair value of these shares and the purchase price, totaling $299,299, was recorded as a reduction to the carrying value of the preferred stock and is being amortized to compensation expense over the three-year vesting period. For the year ended December 31, 2003 and the period from November 15, 2002 through December 31, 2002, the Company amortized and recorded compensation expense of $101,420 and $12,288, respectively.

Advisory Board Options

In 2003, the Company granted to members of its advisory board options to purchase 10,000 shares of Series B common stock at an exercise price of $0.24 per share under the Plan. These options vest over a period of four years and expire ten years from the vesting date. Using the Black-Scholes valuation model, the fair value of these options at December 31, 2003 was determined to be $55,000. For the year ended December 31, 2003, the Company recorded $1,750 as compensation expense. The fair value and related compensation expense will be remeasured for the unvested portion of these options at the end of each reporting period until such options are fully vested.

12. Related Party Transactions

The Company entered into the following related party transactions:

The Company received services in India for employee training by a company controlled by a stockholder. This company is one of the many companies rendering such services to Exl India. The Company recorded expenses related to these services of $192,944 and $14,128 for the year ended December 31, 2003 and for the period from November 15, 2002 through December 31, 2002, respectively. At December 31, 2003 and 2002, the Company had a balance payable of $23,210 and $2,613, respectively, related to these services.

The Company recorded expenses related to the services from the same related party of $24,116 and $25,053 for the periods from April 1, 2001 through July 31, 2001 and August 1, 2001 through December 31, 2001, respectively.

The Company also entered into a facility lease agreement in India with this related party. The Company recorded rent expense related to the lease of $3,458 and $152,542 for the period April 1, 2001 through July 31, 2001 and August 1, 2001 through December 31, 2001, respectively.

The Company received services in India for catering of meals by a company controlled by a stockholder. The Company recorded expenses related to these services of $31,658 for the year ended December 31, 2003. There is no amount payable at December 31, 2003 related to these services. The services of this company were terminated during 2003.

The Company entered into employment and non-competition agreements with management in November 2002. The initial term of these agreements is three years and the Company has the option to extend the term for two additional one-year periods. These agreements include a base salary of $300,000 with an annual increase over the period payable to these individuals, a bonus amount and an additional incentive bonus amount as well as certain other fringe benefits. Under the employment and non-competition agreements, the vesting of senior management’s portion of senior debt and the preferred stock accelerate upon a liquidity event, as defined. In addition, upon termination of employment under conditions as defined, 25% of certain common stock, as defined, held by such senior management is subject to repurchase by the Company at cost for up to one year and at fair market value if after one year for a two-year period. Such common stock is not subject to repurchase after three years.

ExlService Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Senior long-term debt of $325,000 with a five-year life issued to certain officers is being amortized over a three-year period consistent with the preferred stock issued to such officers. For the year ended December 31, 2003, the Company has recorded compensation expense of $108,660.

For the year ended December 31, 2003 the Company paid a management fee of $200,000 to certain investors.

13. Geographical Information

Revenues	Year ended December 31, 2003	Period from November 15, 2002 to December 31, 2002	Period from January 1, 2002 to November 14, 2002	Period from August 1, 2001 to December 31, 2001	Period from April 1, 2001 to July 31, 2001
	(Successor Basis)		(Predecessor Basis)		(Pre-Predecessor Basis)
United States	$15,927,472	$3,359,772	$23,789,661	$8,667,842	$3,199,787
United Kingdom	11,843,887	—	—	—	—

	$27,771,359	$3,359,772	$23,789,661	$8,667,842	$3,199,787

	December 31
Fixed Assets	2003	2002
United States	$555,793	$6,114
India	4,658,127	229,622

	$5,213,920	$235,736

14. Commitments and Contingencies

Fixed Assets Commitments

At December 31, 2003, the Company had committed to spend approximately $3,000,000 under agreements to purchase fixed assets. This amount is net of advances paid in respect of these purchases.

Other Commitments

Exl India has been established as an “Export-Oriented Undertaking” enterprise under the “Export Import Policy” (“policy”) formulated by the Government of India. Pursuant to this policy, the Company has benefited from certain incentives on import of capital goods. Under this policy, Exl India must achieve certain export ratios and realize revenues attributable to exports of approximately $70.86 million over a period of five years.

In the event of Exl India is unable to achieve its commitments over the specified period, Exl India may be required to refund such incentives along with penalties and fines. Management, however, believes that Exl India will achieve these export levels within the required time frame.

15. Subsequent Events

In July 2004, NUI Investment Limited, a significant client, invested $12,500,000 in Exl Service Holdings Inc for the purchase of 526,316 shares of Series A common stock. Net proceeds to the Company were $12,462,110.

In connection with the execution of a five-year services agreement, the Company issued options to a client to purchase 115,100 shares of Series A common stock at an exercise price of $12.50 per share in July 2004.

ExlService Holdings, Inc.

Condensed Consolidated Balance Sheet

September 30, 2004

(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$22,674,085
Restricted cash	319,797
Accounts receivable, net of allowance for doubtful accounts of $78,322	6,859,905
Employee receivables	964,098
Prepaid expenses	415,880
Other current assets	1,506,846

Total current assets	32,740,611

Fixed assets, net	13,537,109
Restricted cash	131,812
Other assets	2,815,729

Total assets	$49,225,261

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,654,984
Deferred revenue	5,431,075
Accrued employee cost	2,779,135
Other accrued expenses and current liabilities	4,322,130
Income taxes payable	1,027,172
Current portion of capital lease obligation	149,483

Total current liabilities	15,363,979

Senior long-term debt	5,325,061
Capital lease obligations, less current portion	374,918

Total liabilities	21,063,958

Preferred stock, $.001 par value; 55,000 shares authorized:
45,833.36 Designated as Series A redeemable shares; 45,424 shares issued and outstanding (liquidation preference $5,470,179)	5,171,842

Stockholders’ equity:
Common stock, $0.001 par value: 12,000,000 shares authorized:
10,196,878 Designated as Series A; 10,081,778 shares issued and outstanding	10,081
990,854 Designated as Series B; 528,657 shares issued	529
Additional paid-in-capital	17,207,561
Deferred stock based compensation	(497,879)
Retained earnings	6,559,768
Accumulated other comprehensive loss	(282,274)

22,997,786
Less: 34,724 shares of Series B common stock held in treasury, at cost	(8,325)

Total stockholders’ equity	22,989,461

Total liabilities and stockholders’ equity	$49,225,261

See accompanying notes.

ExlService Holdings, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Nine months ended September 30,
	2004	2003
Revenues	$43,065,181	$19,022,204

Cost of revenues (exclusive of depreciation and amortization)	27,147,012	12,629,874

Gross profit	15,918,169	6,392,330

Operating expenses:
General and administrative expenses	7,698,672	5,880,025
Selling and marketing expenses	1,126,482	783,607
Depreciation and amortization	2,666,114	163,349

Total operating expenses	11,491,268	6,826,981

Income (loss) from operations	4,426,901	(434,651)

Other income (expense):
Foreign exchange gain (loss)	(25,088)	449,182
Interest and other income	153,171	162,341
Interest expense	(261,031)	(159,558)

Income before income taxes	4,293,953	17,314
Income tax provision	334,934	740,953

Net income (loss)	3,959,019	(723,639)
Dividends and accretion on preferred stock	(444,269)	(397,687)

Net income (loss) to common stockholders	$3,514,750	$(1,121,326)

Basic and diluted earnings (loss) per share to common stockholders:

Basic	$0.35	$(0.12)

Diluted	$0.34	$(0.12)

Weighted average number of shares of Series A and Series B common stock used in computing earnings per share:
Basic	10,160,691	9,713,411
Diluted	10,445,060	9,713,411

See accompanying notes.

ExlService Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30,
	2004	2003
Cash flows from operating activities
Net income (loss)	$3,959,019	$(723,639)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,666,114	163,349
Amortization of deferred stock compensation	485,571	163,560
Amortization of deferred financing costs	45,000	52,500

Change in operating assets and liabilities:
Restricted cash	(183,300)	1,308,224
Accounts receivable	(1,597,463)	(4,003,525)
Prepaid expenses and other current assets	(1,472,238)	548,827
Accounts payable	814,693	(1,102,034)
Deferred revenue	3,514,076	(838,595)
Accrued expenses and other liabilities	3,698,243	1,366,548
Income taxes payable	426,382	857,230
Other assets	(470,329)	(389,176)

Net cash provided by (used in) operating activities	11,885,768	(2,596,731)

Cash flows from investing activities
Purchase of fixed assets	(10,529,477)	(1,532,416)

Net cash used in investing activities	(10,529,477)	(1,532,416)

Cash flows from financing activities
Proceeds from issuance of senior long–term debt	—	272,403
Principal payments on capital lease obligations	(54,574)	(12,298)
Proceeds from issuance of preferred stock	—	252,408
Net proceeds from common stock transactions	—	102,014
Proceeds from sale of Series A common stock, net of issuance costs	12,462,110	—
Proceeds from exercise of stock options	114,854	—
Purchase of Series B common stock at cost	(6,217)	—

Net cash provided by financing activities	12,516,173	614,527

Effect of exchange rate changes on cash	152,345	(342,277)

Net increase (decrease) in cash and cash equivalents	14,024,809	(3,856,897)

Cash and cash equivalents at the beginning of the period	8,649,276	15,768,185

Cash and cash equivalents at the end of the period	$22,674,085	$11,911,288

Supplemental disclosure of cash flow information
Cash paid for interest	$24,573	$4,450
Cash paid for taxes	40,907	37,831

Supplemental disclosure of noncash information
Long–term debt payable to management	—	325,000
Common stock issued to management	—	474,270
Preferred stock issued to management	—	299,000
Assets acquired under capital lease	521,668	4,242

See accompanying notes.

ExlService Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

September 30, 2004

1. Organization and Basis of Presentation

Organization

ExlService Holdings, Inc. (“Exl Holdings”) was organized as a corporation under the laws of the state of Delaware on October 29, 2002 with the primary objective of acquiring the Exl entities existing on that date. Exl Holdings together with its subsidiaries ExlService.com, Inc. (“Exl Inc”), ExlService.com (India) Private Limited (“Exl India”), Noida Customer Operations Private Limited (“NCOP”) and ExlService (U.K.) Limited (“Exl UK”) (collectively, the “Company”) are principally engaged in the business of developing and deploying business process outsourcing solutions, including transaction–processing services and Internet and voice–based customer care services for its clients primarily in India. The Company’s clients are located principally in the United States and the United Kingdom.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) for interim financial reporting and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, such financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from such estimates.

The interim results presented herein are not necessarily indicative of the results to be expected for the entire year.

In the opinion of the management of the Company, these unaudited condensed consolidated financial statements contain all adjustments of a normal recurring nature necessary for a fair presentation of the financial statements for the interim periods presented. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2003.

2. Summary of Significant Accounting Policies

Fixed Assets

Fixed assets are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the leases. Advances paid towards acquisition of fixed assets and the cost of fixed assets not ready for use before the end of the period are classified as construction in progress.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable through an assessment of the estimated future undiscounted cash flows related to such assets. In the event that assets are found to be carried at amounts, which are in excess of estimated undiscounted future cash flows, the carrying value of the related asset or group of assets is reduced to a level commensurate with fair value based on a discounted cash flow analysis.

Depreciation is computed using the straight–line method over the estimated useful lives of assets. Depreciation on equipment held under capital leases and leasehold improvements is computed using the straight–line method over the shorter of the assets’ estimated lives or the lease term.

ExlService Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

Revenue Recognition

The Company derives revenues from business process outsourcing services which includes processing of transactions and services provided through voice and Internet communication channels. The Company recognizes revenue as services are rendered, provided that persuasive evidence of an arrangement exists, there are no remaining obligations with respect to the services rendered and collection is considered probable. The Company invoices the clients in accordance with the agreed rates and billing arrangements, which consist of time and material, cost plus and unit priced arrangements. The Company recognizes revenue from the last billing date to the balance sheet date as unbilled revenues and recognizes billings in excess of revenues earned or advances received from clients as deferred revenue.

In accordance with EITF 01–14, “Income Statement Characterization of Reimbursements Received for ‘Out–of–Pocket’ Expenses Incurred,” the Company has accounted for reimbursements received for out–of–pocket expenses incurred as revenues in the unaudited condensed consolidated statements of operations. The Company typically incurs telecommunications and travel related costs that are billed to and reimbursed by customers.

Reimbursements of out–of–pocket expenses amounting to $3,076,185 and $476,553 for the nine months ended September 30, 2004 and 2003, respectively, are included in revenues.

For the nine months ended September 30, 2004, two clients accounted for 52% and 25% of the Company’s total revenues. For the nine months ended September 30, 2003, three clients accounted for 42%, 26% and 24% of the Company’s total revenues.

Earnings Per Share

Basic earnings per share is computed by dividing income (loss) to common stockholders by the weighted average number of common shares outstanding during each period. In determining the income to common stockholders, net income has been reduced by dividends and accretion on preferred stock. Diluted earnings per share are computed using the weighted average number of common shares plus the potentially dilutive effect of common stock equivalents. Stock options that are anti–dilutive are excluded from the computation of weighted average shares outstanding. Certain options that are currently anti–dilutive may be dilutive in the future.

Comprehensive Income

Total comprehensive income (loss) was $4,029,786 and $(1,110,583) for the nine months ended September 30, 2004 and 2003, respectively.

3. Stock Based Compensation

The Company uses Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations to account for stock options granted to its employees. Accordingly, compensation cost is recognized only for stock option awards granted where the exercise price is less than the market value on the date of grant.

ExlService Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

Had the compensation cost been recognized based on the fair value at the date of grant in accordance with Statement of Financial Accounting Standard No. 123 “Accounting for Stock Based Compensation” as amended by Statement of Financial Accounting Standard No. 148 “Accounting for Stock–Based Compensation—Transition and Disclosure,” the pro–forma amounts of net income (loss) would have been as follows:

	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Net income (loss) to common stockholders	$3,514,750	$(1,121,326)
As reported:
Add stock based employee compensation expense included in reported net income (loss)	71,391	2,421
Less stock based employee compensation expense determined under the fair value method	(151,245)	(4,941)

Pro forma net income (loss) to common stockholders	$3,434,896	$(1,123,846)

Basic and diluted earnings (loss) per share to common stockholders:

	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Basic as reported	$0.35	$(0.12)

Diluted as reported	0.34	(0.12)

Basic, proforma	0.34	(0.12)

Diluted, proforma	0.33	(0.12)

Stock Option Plan

In 2003, the Company instituted the Exl Holdings 2003 Stock Option Plan (the “2003 Plan”) under which it may award options to employees, officers, directors, advisory board and consultants to purchase up to 526,316 shares of its Series B common stock. The options vest over a four–year period. The vested options must be exercised within ten years after the vesting date or they expire.

In accordance with the APB 25, the Company recorded compensation expense of $71,391 and $2,421 for the nine months ended September 30, 2004 and 2003, respectively, for options granted to the employees under the 2003 Plan representing the difference between the exercise price of the option on the date of the grant and the fair value of the Series B common stock.

During the twelve-month period ended September 30, 2004, the Company granted stock options as follows:

Date of Grant	Number of options granted	Exercise price	Deemed fair value per share	Intrinsic Value per option
December 9, 2003	26,000	$0.24	$5.63	5.39
February 5, 2004	42,000	7.50	7.50	—
April 13, 2004	34,100	10.00	14.00	4.00
April 20, 2004	30,000	10.00	14.00	4.00
June 18, 2004	51,500	18.00	21.25	3.25

ExlService Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

The deemed fair value of the common stock for accounting purposes was based on contemporaneous valuations performed by management as adjusted for the cash sales price of common stock in 2004. Management considered a number of factors in determining the deemed fair value per share including:

•	Key Company milestones

•	Comparable company and industry analysis

•	Third party common stock investments and the impact of those investments on different classes of common stock value

•	Anticipated initial public offering price per share and the timing of the initial public offering

Series B Common Stock

In 2003, certain employees purchased 444,538 shares of Series B common stock for an aggregate purchase price of $102,013. The difference between the fair value of these shares and the purchase price totaling $4,890 was recorded as compensation expense during nine months ended September 30, 2003.

Preferred Stock

In 2002, in connection with employment agreements, certain officers purchased 2,993 shares of preferred stock for $3. The difference between the fair value of these shares and the purchase price, totaling $299,299, was recorded as a reduction to the carrying value of the preferred stock and is being amortized to compensation expense over the three–year vesting period. For the nine months ended September 30, 2004 and 2003, the Company amortized and recorded compensation expense of $74,754 and $74,754, respectively.

Advisory Board Options

In December 2003, the Company granted to members of its advisory board options to purchase 10,000 shares of Series B common stock at an exercise price of $0.24 per share under the Plan. These options vest over a period of four years and expire ten years from the vesting date. The fair value of these options at September 30, 2004 was determined to be $235,700 using the Black Scholes valuation method. For the nine months ended September 30, 2004, the Company recorded compensation expense of $48,852 relating to these options. The fair value and related compensation are re-measured for the unvested portion of these options at the end of each reporting period until such options are fully vested.

Client Options

In connection with the execution of a five year services agreement, the Company issued options to purchase 115,100 shares of Series A common stock at an exercise price of $12.50 per share in July 2004. The option is fully exercisable and expires ten years from the date of grant. The $15.56 per share fair value of the option on the date of issuance, using the Black Scholes valuation model, was approximately $1,792,000. Such amount is being amortized as a reduction to revenue over the five-year term of the services agreement.

ExlService Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

The fair value was estimated considering the following assumptions:

Dividend yield	0%
Expected life	5 years
Fair value of stock	$23.75
Risk free interest rate	4%
Volatility	50%

4. Restriction on Cash Balances and Time Deposits

Restricted time deposits of Exl India as of September 30, 2004 represent amounts on deposit with banks against letters of credit issued by the Company for equipment imports, amounting to $319,797 maturing through February 2005.

Non–current restricted time deposits represent guarantees against custom and excise bonding issued through a bank amounting to $131,812 that matures in 2008.

5. Fixed Assets

Fixed assets consist of the following:

	Estimated Useful Life	September 30, 2004
Network equipment, cabling and computers	3	$9,291,803
Leasehold improvements	3-5	3,556,970
Office furniture and equipment	3-5	1,858,598
Motor vehicles	3	621,708
Construction in progress		1,263,953

		16,593,032
Less accumulated depreciation and amortization		(3,055,923)

		$13,537,109

Construction in progress represents advances paid towards acquisition of fixed assets and the cost of fixed assets not yet placed in service. The cost and accumulated amortization of assets under capital leases at September 30, 2004 is $621,708 and $104,915 respectively.

6. Senior Long–Term Debt

On December 13, 2002, certain new investors and members of management acquired senior promissory notes issued by the Company totaling $4,674,000. The senior promissory notes mature on December 13, 2007. The Company issued additional senior promissory notes to employees of the Company during August 2003 in the amount of $272,403. Interest on the principal amount is payable on maturity and accrues at a rate equal to the greater of (i) 2.02% semiannually or (ii) LIBOR. The effective interest rate for the nine months ended September 30, 2004 and 2003 was 4.24% and 4.11% per annum, respectively. Accrued interest at September 30, 2004 included in Senior Long-Term Debt is $378,658.

ExlService Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

Deferred financing costs, totaling $300,000, are included in other assets and are being amortized to interest expense through the maturity date of the Senior Long-Term Debt. For the nine months ended September 30, 2004 and 2003, amortization of deferred financing costs amounted to $45,000 and $52,500, respectively.

7. Capital Structure

Common Stock

Holders of Series A common stock have one vote for each share held with respect to all matters voted on by the stockholders of the Company. Holders of Series B common stock do not have any voting rights.

Prior to the occurrence of a conversion event, as defined, the holders of Series B common stock will be converted into Series A common stock initially at a ratio of 1:1. Among other things, a conversion event includes the consummation of a sale of common stock in a public offering registered, as defined.

In July 2004, NUI Investment Limited, a significant client, purchased 526,316 shares of Series A common stock for $12,500,000. Net proceeds to the Company were $12,462,110.

Preferred Stock

Holders of preferred stock are not permitted or entitled to vote on any matter required or permitted to be voted on by the stockholders of the Company.

Holders of preferred stock have superior liquidation rights compared to the common stockholders. In the event of liquidation, dissolution or winding up of the operations of the Company, the preferred stockholders are entitled to receive a liquidation preference in the distribution of assets. Liquidation preference is equal to $100 per share plus any accrued and unpaid dividends.

Holders of preferred stock are entitled to receive annual dividends, as and when declared by the Company out of funds legally available equal to 10% of the liquidation preference per share. Such dividends are payable, at the election of the Company, in cash or in the form of an additional liquidation preference and accrue annually, but are to be paid only upon redemption, liquidation or as otherwise declared by the Company. Such dividends are cumulative and accrue on a day–to–day basis, whether or not earned. Cumulative dividends in arrears at September 30, 2004 amounted to $927,779. The preferred stock is recorded net of issuance costs of $300,000, which are being accreted over a period of five years. For the nine months ended September 30, 2004 and 2003, accretion of issuance costs amounted to $45,000 and $52,500, respectively. In addition, as discussed in Note 3, the carrying value of preferred stock is further reduced by the net unamortized deferred compensation.

The Company may, at its option at any time, redeem all of the preferred stock by giving adequate notice to the holders of preferred stock. Upon the occurrence of a mandatory redemption event, as defined, holders of the preferred stock can cause redemption of all the preferred stock outstanding. Further, if Exl Holdings defaults on any debt or other obligation, automatic redemption of the preferred stock would be triggered. In all instances, the redemption amount will be the liquidation preference. Upon the occurrence of a liquidity event, as defined, the vesting of certain preferred stock granted in connection with employment agreements is accelerated.

ExlService Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

8. Employee Benefit Plans

The Gratuity Plan provides a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the respective employee’s salary and years of employment with the Company. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. Current service costs for the Gratuity Plan are accrued in the year to which they relate.

The following table sets forth the activity and the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements at the end of the relevant periods:

Nine months ended September 30, 2004
Change in benefit obligation

Benefit obligation at the beginning of the period	$188,595
Service cost	100,534
Interest cost	10,009
Benefits paid	(31,994)
Actuarial loss	14,940
Effect of exchange rate changes	(1,710)

Benefit obligation at the end of the period	$280,374

Un–funded amount	$280,374

Accrued liability	$280,374

Net gratuity cost includes the following components:

	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Service cost	$100,534	$70,670
Interest cost	10,009	8,204
Actuarial (gain) loss	14,940	(30,562)

Net gratuity cost	$125,483	$48,312

For the above calculations, a discount rate of 7% and 8% has been assumed and salaries are assumed to increase at the rate of 7% and 8% per annum for September 30, 2004 and 2003, respectively.

In 2003, the Company established the Exl Service Inc 401(k) Plan (the “401 (k) Plan”) under Section 401(k) of the Internal Revenue Code covering all eligible employees, as defined. The Company may make discretionary contributions up to a maximum of 3% of employee compensation within certain limits. The Company’s contribution to the 401 (k) Plan amounted to $44,050 and $0 during the nine months ended September 30, 2004 and 2003, respectively.

ExlService Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

9. Leases

Exl India leases motor vehicles from finance companies. Such leases are recorded as capital leases with interest at rates ranging from 9.0% to 12.5%. Future minimum lease payments under these capital leases at September 30, 2004 are as follows:

Through September 30,
2005	$207,617
2006	207,617
2007	218,667
2008	2,923

Total minimum lease payments	636,824
Less amount representing interest	112,423

Present value of minimum lease payments	524,401
Less current portion	149,483

Long term capital lease obligation	$374,918

The Company is conducting its operations using facilities, office furniture and certain equipment under non–cancelable operating lease agreements that expire at various dates through the year 2007. Future minimum lease payments under these non-cancelable agreements at September 30,2004 are as follows:

Through September 30,
2005	515,000
2006	358,000
2007	120,000

Total minimum lease payments	$993,000

Rent expense under operating leases was $828,747 and $384,333 for the nine months ended September 30, 2004 and 2003, respectively.

10. Income Taxes

The fiscal year under the Indian Income Tax Act, ends on March 31. A substantial portion of the profits of the Company’s Indian operations qualify for deduction from taxable income because its profits are attributable to undertakings situated in Export Processing Zones. This deduction is available for a period of ten consecutive years beginning from the year in which the respective undertaking commenced commercial operations. Accordingly, Exl India can benefit from this deduction for the years ended March 31, 1999 through March 31, 2009. This deduction shall terminate if the Company ceases to be an undertaking situated in an Export Processing Zones. In accordance with the provisions of the Indian Income Tax Act, the Company has estimated deductions for profits attributable to the undertakings situated in Export Processing Zones of approximately $1,500,000 for the nine months ended September 30, 2004.

With respect to the Company’s foreign operations, temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases arose due to difference in depreciation rates of fixed assets and provision for gratuity and vacation pay which are allowable on a cash basis under the Indian Income Tax Act. Since export revenue of Exl India qualifies for a deduction from taxable income, being profits attributable to undertakings situated in Export Processing Zones until March 2009, a substantial portion of the temporary differences would not have any tax consequences as they will reverse within the tax holiday period.

ExlService Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

The provision for current income taxes consists of the following:

	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Domestic	$268,554	$700,000
Foreign	66,380	40,953

	$334,934	$740,953

The foreign income tax provision represents current taxes on non-exempt income in India. The domestic provision for income tax primarily includes $268,000 and $700,000, respectively, related to U.S. Federal alternative minimum taxes (“AMT”). The company utilized approximately $1,300,000 of net operating loss carry forwards to reduce current taxes otherwise due during the nine months ended September 30, 2004.

The significant components of the net deferred income tax assets and liabilities at September 30, 2004 are as follows:

Deferred tax assets:
Net operating loss carry forwards	$527,000
AMT Credit carry forward	968,000
Accounts receivable allowances	34,000
Deferred compensation	372,000

Total gross deferred tax assets	1,901,000

Deferred tax liabilities:
Depreciation and amortization	21,000

Total gross deferred tax liabilities	21,000

Valuation allowance	(1,880,000)

Net deferred tax asset (liability)	$—

The Company believes that it is more likely than not that the net operating losses and other deferred tax assets will not be realized and, accordingly, has provided a valuation allowance against its net deferred tax assets. At September 30, 2004, the Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $1,200,000, expiring through 2023 and AMT credit carry forwards of approximately $ 968,000.

The effective tax rate differs from the amount computed by applying the U.S. federal statutory rate to income before income taxes as follows:

	Nine Months Ended September 30
	2004	2003
Expected tax benefit (provision)	$1,503,000	$6,000
Change in valuation allowance	(219,000)	1,355,000
Impact of tax holiday benefit	(1,043,000)	(502,000)
State (benefit) provision, net of federal taxes	91,000	(122,000)
Other	3,000	4,000

Tax Provision	$335,000	$741,000

ExlService Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(continued)

11. Related Party Transactions

The Company entered into the following related party transactions:

The Company received services in India for employee training by a company controlled by a stockholder. This company is one of the many companies rendering such services to Exl India. The Company recorded expenses related to these services of $166,737 and $180,391 during the nine months ended September 30, 2004 and 2003, respectively. At September 30, 2004, the Company had a balance payable of $54,640 related to these services.

The Company received services in India for catering of meals by a company controlled by a stockholder. The Company recorded expenses related to these services of $31,658 during the nine months ended September 30, 2003. The services of this company terminated during 2003.

The Company entered into employment and non–competition agreements with management in November 2002. The initial term of these agreements is three years and the Company has the option to extend the term for two additional one–year periods. These agreements include a base salary of $300,000 with an annual increase over the period payable to these individuals, a bonus amount and an additional incentive bonus amount as well as certain other fringe benefits. Under the employment and non–competition agreements, the vesting of senior management’s portion of senior debt and the preferred stock accelerates upon a liquidity event, as defined. In addition, upon termination of employment under conditions as defined, 25% of certain common stock, as defined, held by such senior management is subject to repurchase by the Company at cost for up to one year and at fair market value if after one year for a two–year period. Such common stock is not subject to repurchase after three years.

Senior long–term debt of $325,000 with a five-year life issued to certain officers is being amortized over a three-year period consistent with the preferred stock issued to such officers. For the nine months ended September 30, 2004 and 2003, the Company recorded compensation expense of $81,495 and $81,495, respectively.

During the nine months ended September 30, 2004, the Company accrued a management fee of $150,000 payable to certain investors.

            Shares

ExlService Holdings, Inc.

Common Stock

Citigroup	Goldman, Sachs & Co.

Merrill Lynch & Co.	Thomas Weisel Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee	$9,503
NASD fee	8,000
Nasdaq National Market listing fee	*
Printing expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*
Total	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses, (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Our amended and restated certificate of incorporation will provide that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was at any time from and after the effective date of our plan of reorganization, a director or officer of the corporation or, while a director or officer of the corporation, is or was at any time from and after the effective date of our plan of reorganization, serving at the written request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person; provided, however, that we shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the commencement of such proceeding (or part thereof) was authorized by our board of directors.

Section 102 of the DGCL permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation will limit the personal liability of our directors to the fullest extent permitted by section 102 of the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We maintain directors’ and officers’ liability insurance for our officers and directors.

Our Underwriting Agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless ExlService Holdings, Inc., each of our directors, each of our officers who signs the registration statement, and each person who controls ExlService Holdings, Inc. within the meaning of the Securities Act of 1933 but only with respect to written information relating to such underwriter furnished to ExlService Holdings, Inc. by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

Item 15. Recent Sales of Unregistered Securities.

(a) On December 13, 2002, we issued and sold an aggregate of 7,555,462 shares of Series A common stock and 42,900 shares of Series A preferred stock to certain private equity investors and certain members of senior management, at an aggregate purchase price equal to $1,791,666.84 and $4,290,003.00, respectively. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

(b) On December 13, 2002, we issued and sold an aggregate of 2,000,000 shares of Series A common stock to certain members of senior management in connection with their employment agreements, at a purchase price of $0.23 per share or an aggregate price of $460,000. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) or Regulation S promulgated thereunder.

(c) On June 25, 2003, we issued and sold an aggregate of 444,538 shares of Series B common stock and 2,524 shares of Series A preferred stock at a purchase price of $0.23 per share of Series B common stock and $100.00 per share of Series A preferred stock or an aggregate purchase price of $354,653.70 to certain employees pursuant to incentive agreements with such employees. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) or Regulation S promulgated thereunder.

(d) On June 4, 2004, we issued and sold 20,000 shares of Series B common stock to an Executive Officer based in India pursuant to an incentive agreement with said Executive Officer at a purchase price of $5.00 per share or an aggregate purchase price of $100,000. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Regulation S promulgated thereunder.

(e) On July 1, 2004, we granted options to purchase an aggregate of 115,100 shares of Series A common stock to Prudential Financial Inc., at an exercise price of $12.50 per share. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

(f) On July 22, 2004, we issued and sold an aggregate of 526,316 shares of Series A common stock to NUI Investments Limited, at a purchase price of $23.75 per share or an aggregate purchase price of $12,500,000.00. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

(g) In accordance with the terms of our certificate of incorporation and our existing stock option plan arrangements, immediately prior to the consummation of this offering, each share of our Series B common stock will be converted automatically into one share of our Series A common stock, and each option to purchase shares of our Series B common stock will be adjusted to become an option to purchase the same number of shares of our Series A common stock. These transactions will be effected without registration under the Securities Act At our request, the underwriters have reserved up to 5% of the shares of common stock offered in this offering for sale at the initial public offering price to persons who are our directors, officers, certain employees, friends and family members of these persons and certain clients and prospective clients, through a directed share program because such issuance did not represent a sale of securities.

(h) We issued options to purchase a total of 404,600 shares of Series B common stock in 2003 and 257,100 shares of Series B common stock in 2004 to employees, executive officers, members of our advisory board and directors of EXL India under our 2003 Stock Option Plan and 2003 India Employee Stock Option Plan, as described below. All of these issuances were effected without registration under the Securities Act in reliance on the exemption from registration provided pursuant to Rule 701 of the Securities Act.

Date of Grant	Number of options	Exercise price(1)
2003
April 30	48,275	$0.24
April 30	274,875	$0.23
July 8	40,000	$0.23
September 11	5,000	$0.23
December 9	10,000	$0.24
December 9	26,000	$0.23

2004
February 5	42,000	$7.50
April 13	34,100	$10.00
April 20	30,000	$10.00
June 18	51,500	$18.00
October 25	6,500	$23.75
December 6	80,000	$23.75
December 18	13,000	$23.75

(1)	In 2003, the options to purchase shares under the 2003 India Plan were granted at an exercise price of $0.23 per share, while the options to purchase shares under the 2003 Plan were granted at $0.24 per share.

No options were exercised in 2003, and options to purchase 64,831 shares were exercised in 2004.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.
3.1†	Form of Amended and Restated Certificate of Incorporation of the Registrant.
3.2†	Form of Amended and Restated By-laws of the Registrant.
4.1†	Specimen Stock Certificate.
4.2†	Form of Registration Rights Agreement to be entered into by and among ExlService Holdings, Inc. and the stockholders named therein.
5.1†	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.
10.1**	Umbrella Agreement, dated as of August 26, 2004, by and among Norwich Union Customer Services (Singapore) Private Limited, ExlService Holdings, Inc., ExlService.com (India) Private Limited and Noida Customer Operations Private Limited.
10.2**	Insurance Services Framework Agreement, dated as of July 29, 2004, by and between Norwich Union Customer Services (Singapore) Private Limited and ExlService Holdings, Inc.
10.3**	Insurance Services Framework Agreement (ISFA), dated as of August 26, 2004, by and between Norwich Union Customer Services (Singapore) Private Limited and ExlService Holdings, Inc.
10.4**	Data Protection Agreement, dated as of July 29, 2004 by and among Norwich Union Customer Services (Singapore) Private Limited, Norwich Union Insurance Limited, ExlService Holdings, Inc. and ExlService.com (India) Private Limited.
10.5**	Data Protection Agreement, dated as of August 26, 2004, by and among Norwich Union Customer Services (Singapore) Private Limited, Norwich Union Insurance Limited, Norwich Union Life Services Limited, ExlService Holdings, Inc., ExlService.com (India) Private Limited and Noida Customer Operations Private Limited.
10.6**	Virtual Shareholders’ Agreement, dated as of August 26, 2004, by and among Norwich Union Customer Services (Singapore) Private Limited, ExlService Holdings, Inc., ExlService.com (India) Private Limited and Noida Customer Operations Private Limited.
10.7**	Confidentiality Agreement, dated as of August 26, 2004, by and among Norwich Union Customer Services (Singapore) Private Limited, Norwich Union Insurance Limited, Norwich Union Life Services Limited, ExlService Holdings, Inc., ExlService.com (India) Private Limited and Noida Customer Operations Private Limited.
10.8**	Guarantee and Indemnity, dated as of August 26, 2004, by and between Norwich Union Insurance Limited and ExlService Holdings, Inc.
10.9**	Guarantee and Indemnity, dated as of August 26, 2004, by and between Norwich Union Life Holdings Limited and ExlService Holdings, Inc.
10.10‡	Master Agreement, effective as of November 1, 2002, by and between ExlService Holdings, Inc. and Dell Products L.P.
10.11‡	Statement of Work, effective as of August 2, 2003, by and between ExlService.com Inc. and Dell Products L.P.
10.12*	Stock and Note Purchase Agreement, dated December 13, 2002, by and among ExlService Holdings, Inc., Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Financial Technology Ventures (Q), L.P., Vikram Talwar and Rohit Kapoor.
10.13*	Employment Contract, dated October 25, 2000, by and between ExlService India Private Limited and Lalit Vij.
10.14*	Employment Contract, dated May 29, 2002, by and between ExlService.com (I) Pvt. Ltd and Deepak Dhawan.

Exhibit Number	Description
10.15*	Employment Contract, dated July 31, 2002, by and between ExlService.com (I) Pvt. Ltd and Pavan Bagai.
10.16†	Form of Employment and Non-Competition Agreement to be entered into by and among ExlService Holdings, Inc., ExlService.com, Inc., ExlService.com (India) Private Limited and Vikram Talwar.
10.17†	Form of Employment and Non-Competition Agreement to be entered into by and among ExlService Holdings, Inc., ExlService.com, Inc., ExlService.com (India) Private Limited and Rohit Kapoor.
10.18†	Form of ExlService Holdings, Inc. 2004 Stock Option Plan.
10.19†	Form of Award Agreement under 2004 Stock Option Plan.
10.20*	ExlService Holdings, Inc. 2003 India Employee Stock Option Plan.
10.21†	Form of Stock Option Agreement under 2003 India Employee Stock Option Plan.
10.22**	Stock Purchase Agreement, by and between ExlService Holdings, Inc. and NUI Investments Limited, dated July 22, 2004.
10.23**	Stock Purchase Agreement, dated as of November 14, 2002, by and among Oak Hill Capital Partners, L.P., Financial Technology Venture (Q), L.P., Oak Hill Capital Management Partners, L.P., ExlService Holdings, Inc. and Conseco Inc.
10.24**	Supplemental Stockholders Agreement, dated as of December 3, 2004, by and among ExlService Holdings, Inc., TCV V, L.P. and TCV V Member Fund, L.P.
10.25†	Employment Contract, dated January 22, 2004, by and between ExlService.com, Inc. and Shiv Kumar.
21.1*	Subsidiaries of the Registrant.
23.1**	Consent of Ernst & Young LLP.
23.2†	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
23.3†	Consent of Luthra & Luthra.
24.1*	Powers of Attorney.

**	Filed herewith.
†	To be filed by amendment.
*	Previously filed.
‡	Confidential treatment has been requested with respect to portions of this exhibit, and such confidential portions have been deleted and replaced with “*” and filed separately with the Commission pursuant to Rule 406 under the Securities Act.

Item	17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 31, 2005.

EXLSERVICE HOLDINGS, INC.

By:	/s/ Vikram Talwar
Vikram Talwar Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on January 31, 2005, by the following persons in the capacities indicated.

Signature	Title

* Vikram Talwar	Chief Executive Officer and Director (Principal Executive Officer)

* Rohit Kapoor	President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

* Steven Gruber	Chairman of the Board

* Bradford E. Bernstein	Director

* James C. Hale, III	Director

*By:	/s/ Vikram Talwar
Vikram Talwar Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.

3.1†	Form of Amended and Restated Certificate of Incorporation of the Registrant.

3.2†	Form of Amended and Restated By-laws of the Registrant.

4.1†	Specimen Stock Certificate.

4.2†	Form of Registration Rights Agreement to be entered into by and among ExlService Holdings, Inc. and the stockholders named therein.

5.1†	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.

10.1**	Umbrella Agreement, dated as of August 26, 2004, by and among Norwich Union Customer Services (Singapore) Private Limited, ExlService Holdings, Inc., ExlService.com (India) Private Limited and Noida Customer Operations Private Limited.

10.2**	Insurance Services Framework Agreement, dated as of July 29, 2004 by and between Norwich Union Customer Services (Singapore) Private Limited and ExlService Holdings, Inc.

10.3**	Insurance Services Framework Agreement (ISFA), dated as of August 26, 2004, by and between Norwich Union Customer Services (Singapore) Private Limited and ExlService Holdings, Inc.

10.4**	Data Protection Agreement, dated as of July 29, 2004, by and among Norwich Union Customer Services (Singapore) Private Limited, Norwich Union Insurance Limited, ExlService Holdings, Inc. and ExlService.com (India) Private Limited.

10.5**	Data Protection Agreement, dated as of August 26, 2004, by and among Norwich Union Customer Services (Singapore) Private Limited, Norwich Union Insurance Limited, Norwich Union Life Services Limited, ExlService Holdings, Inc., ExlService.com (India) Private Limited and Noida Customer Operations Private Limited.

10.6**	Virtual Shareholders’ Agreement, dated as of August 26, 2004, by and among Norwich Union Customer Services (Singapore) Private Limited, ExlService Holdings, Inc., ExlService.com (India) Private Limited and Noida Customer Operations Private Limited.

10.7**	Confidentiality Agreement, dated as of August 26, 2004, by and among Norwich Union Customer Services (Singapore) Private Limited, Norwich Union Insurance Limited, Norwich Union Life Services Limited, ExlService Holdings, Inc., ExlService.com (India) Private Limited and Noida Customer Operations Private Limited.

10.8**	Guarantee and Indemnity, dated as of August 26, 2004, by and between Norwich Union Insurance Limited and ExlService Holdings, Inc.

10.9**	Guarantee and Indemnity, dated as of August 26, 2004, by and between Norwich Union Life Holdings Limited and ExlService Holdings, Inc.

10.10**‡	Master Agreement, effective as of November 1, 2002, by and between ExlService Holdings, Inc. and Dell Products L.P.

10.11**‡	Statement of Work, effective as of August 2, 2003, by and between ExlService.com Inc. and Dell Products L.P.

10.12*	Stock and Note Purchase Agreement, dated December 13, 2002, by and among ExlService Holdings, Inc., Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Financial Technology Ventures (Q), L.P., Vikram Talwar and Rohit Kapoor.

10.13*	Employment Contract, dated October 25, 2000, by and between ExlService India Private Limited and Lalit Vij.

Exhibit Number	Description
10.14*	Employment Contract, dated May 29, 2002, by and between ExlService.com (I) Pvt. Ltd and Deepak Dhawan.

10.15*	Employment Contract, dated July 31, 2002, by and between ExlService.com (I) Pvt. Ltd and Pavan Bagai.

10.16†	Form of Employment and Non-Competition Agreement to be entered into by and among ExlService Holdings, Inc., ExlService.com, Inc., ExlService.com (India) Private Limited and Vikram Talwar.

10.17†	Form of Employment and Non-Competition Agreement to be entered into by and among ExlService Holdings, Inc., ExlService.com, Inc., ExlService.com (India) Private Limited and Rohit Kapoor.

10.18†	Form of ExlService Holdings, Inc. 2004 Stock Option Plan.

10.19†	Form of Award Agreement under 2004 Stock Option Plan.

10.20*	ExlService Holdings, Inc. 2003 India Employee Stock Option Plan.

10.21**	Form of Stock Option Agreement under 2003 India Employee Stock Option Plan.

10.22**	Stock Purchase Agreement, by and between ExlService Holdings, Inc. and NUI Investments Limited, dated July 22, 2004.

10.23**	Stock Purchase Agreement, dated as of November 14, 2002, by and among Oak Hill Capital Partners, L.P., Financial Technology Vetures (Q), L.P., Oak Hill Capital Management Partners, L.P., ExlService Holdings, Inc. and Conseco Inc.

10.24**	Supplemental Stockholders Agreement, dated as of December 3, 2004, by and among ExlService Holdings, Inc., TCV V, L.P. and TCV V Member Fund, L.P.

10.25†	Employment Contract, dated January 22, 2004, by and between ExlService.com, Inc. and Shiv Kumar.

21.1*	Subsidiaries of the Registrant.

23.1**	Consent of Ernst & Young LLP.

23.2†	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).

23.3†	Consent of Luthra & Luthra.

24.1*	Powers of Attorney (included on signature pages of this Part II).

**	Filed herewith.
†	To be filed by amendment.
*	Previously filed.
‡	Confidential treatment has been requested with respect to portions of this exhibit, and such confidential portions have been deleted and replaced with “*” and filed separately with the Commission pursuant to Rule 406 under the Securities Act.